Exhibit 99.1



貝殼控股有限公司
KE Holdings Inc.

（A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability）

Stock Code : 2423

Annual Report
2025

CONTENTS

FIVE-YEAR FINANCIAL SUMMARY

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31,				
	2021	2022	2023	2024	2025
	(RMB, in thousands)				
Total net revenues	80,752,439	60,668,779	77,776,932	93,457,498	94,580,205
Total cost of revenues	(64,933,024)	(46,888,032)	(56,058,918)	(70,513,443)	(74,368,128)
Gross profit	15,819,415	13,780,747	21,718,014	22,944,055	20,212,077
Total operating expenses	(17,174,279)	(14,613,653)	(16,920,944)	(19,179,088)	(18,101,219)
Income (loss) from operations	(1,354,864)	(832,906)	4,797,070	3,764,967	2,110,858
Income before income tax expenses	1,140,726	292,290	7,883,995	6,870,069	4,677,103
Net income (loss)	(524,766)	(1,397,284)	5,889,604	4,078,180	2,991,014
Net income (loss) attributable to KE Holdings Inc.	(524,129)	(1,386,074)	5,883,224	4,064,900	2,993,975
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	(524,129)	(1,386,074)	5,883,224	4,064,900	2,993,975
Comprehensive income (loss) attributable to KE Holdings Inc.	(1,329,765)	840,928	6,540,247	4,429,710	2,674,892
Comprehensive income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	(1,329,765)	840,928	6,540,247	4,429,710	2,674,892

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,				
	2021	2022	2023	2024	2025
	(RMB, in thousands)				
ASSETS					
Total current assets	69,926,354	70,424,675	69,753,623	76,603,345	68,120,190
Total non-current assets	30,392,511	38,922,672	50,578,308	56,545,938	48,547,988
Total assets	100,318,865	109,347,347	120,331,931	133,149,283	116,668,178
LIABILITIES					
Total current liabilities	28,936,137	33,341,318	39,523,983	52,744,258	42,407,250
Total non-current liabilities	4,327,235	6,951,591	8,606,843	8,957,030	7,731,094
Total liabilities	33,263,372	40,292,909	48,130,826	61,701,288	50,138,344
SHAREHOLDERS' EQUITY					
Total shareholders' equity	67,055,493	69,054,438	72,201,105	71,447,995	66,529,834

KEY ACHIEVEMENTS

- **Gross transaction value (GTV)**[1] was RMB3,183.3 billion for the year ended December 31, 2025, representing a decrease of 5.0% from RMB3,349.4 billion in 2024. **GTV of existing home transactions** was RMB2,151.5 billion for the year ended December 31, 2025, representing a decrease of 4.2% from RMB2,246.5 billion in 2024. **GTV of new home transactions** was RMB890.9 billion for the year ended December 31, 2025, representing a decrease of 8.2% from RMB970.0 billion in 2024.

- **Net revenues** were RMB94.6 billion for the year ended December 31, 2025, representing an increase of 1.2% from RMB93.5 billion in 2024.

- **Net income** was RMB2,991 million for the year ended December 31, 2025, compared to RMB4,078 million in 2024. **Adjusted net income**[2] was RMB5,017 million for the year ended December 31, 2025, compared to RMB7,211 million in 2024.

- **Number of stores** was 61,139 as of December 31, 2025, an 18.5% increase from 51,573 as of December 31, 2024. **Number of active stores**[3] was 58,376 as of December 31, 2025, a 17.5% increase from 49,693 as of December 31, 2024.

- **Number of agents** was 523,009 as of December 31, 2025, a 4.6% increase from 499,937 as of December 31, 2024. **Number of active agents**[4] was 445,632 as of December 31, 2025, relatively flat compared with one year ago.

- **Mobile monthly active users (MAU)**[5] averaged 43.8 million in the fourth quarter of 2025, compared to 43.2 million in the same period of 2024.

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1. GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company's platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2. Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled "Management Discussion and Analysis - Results of Operation - Use of Non-GAAP Financial Measures" for details.

3. Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform. "Active stores" as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

4. "Active agents" as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

5. "Mobile monthly active users" or "mobile MAU" are to the sum of (i) the number of accounts that have accessed our platform through our *Beike* or *Lianjia* mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company's mobile MAUs for each month of such period, by (ii) the number of months in such period.

FORWARD-LOOKING STATEMENTS

This annual report contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Among other things, the sections headed "Business Overview", "Management Discussion and Analysis," "Report of the Directors" and "Corporate Governance Report" in this annual report, as well as Beike's strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the SEC and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, Directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.'s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike's goals and strategies; Beike's future business development, financial condition and results of operations; expected changes in the Company's revenues, costs or expenditures; Beike's ability to empower services and facilitate transactions on *Beike* platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike's ability to protect the Company's systems and infrastructures from cyber-attacks; Beike's dependence on the integrity of brokerage brands, stores and agents on the Company's platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.'s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this annual report is as of the Latest Practicable Date unless otherwise indicated, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

BUSINESS OVERVIEW

Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe our proactive engagement with platform participants both online and offline enables us to know them better and serve them better. In 2025, we facilitated over 5.6 million housing transactions on our platform, and we recorded an aggregate GTV of RMB3,183.3 billion (US$455.2 billion).

We own and operate *Lianjia*, China's leading real estate brokerage brand in respect of service quality and an integral part of our *Beike* platform. We believe the success and proven track record of *Lianjia* pave the way for us to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike. We have over 24 years of operating experience through *Lianjia* since our inception in 2001. Such extensive industry experience has provided us with distinct insights into markets, business conditions and customer needs, which we believe are critical for us to offer effective solutions, expand market footprint and capture adjacent opportunities.

OUR PLATFORM

We launched our *Beike* platform in 2018. Today, Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe the success of *Lianjia*, China's leading real estate brokerage brand in respect of service quality which we own and operate on our platform, paves the way for us to build the infrastructure and standards, and support the rapid growth of Beike. We implemented through *Lianjia*'s large network of stores a series of industry "firsts" over the years, including fostering agent collaborations for shared success through our ACN, building a "*Housing Dictionary*," promoting authentic property listings, and leveraging technology to digitalize and standardize processes. These efforts have ultimately resulted in *Lianjia*'s industry-leading service quality and efficiency, making it a trusted household name. More importantly, *Lianjia* has laid the foundation for our infrastructure with ACN, operational know-how, and technology systems that seamlessly integrate our online and offline network that has proven to work at a large scale. We horizontally extended the core competencies of *Lianjia* to the *Beike* platform in 2018 so that we can help hundreds of real estate brokerage brands, including *Lianjia*, and their affiliated stores and agents to succeed. Meanwhile, we created an even more scalable infrastructure by a series of efforts, including digitalizing and standardizing three key components, namely, technology, transaction process and service quality to specifically address the challenges facing our industry.

BUSINESS OVERVIEW

Below is a diagram illustrating the composition and structure of our platform:


Beike Ecosystem
Brands
Stores
Agents
Housing Customers
Real Estate Developers
Home Renovation and Other Service Providers
Ecosystem Participants
SaaS
Customer Front End
Community-centric Network
Talent Development
Modules
Infrastructure
Signing-to-closing Support
Insights & AI
RealSee VR
Payment & Escrow
Agent Cooperation Network
Operating System

Our *Beike* platform is an open platform for participants in the housing related industry and ecosystem. It enables housing customers, including home buyers, home sellers, landlords and tenants, and those seeking home renovation and furnishing, to enjoy smooth housing transactions and services with high-quality real estate brokerage brands, stores, agents, and home renovation and other service providers. Our platform serves as an innovative sales channel for real estate developers and also enables other ecosystem participants such as home renovation service providers to benefit from our technology and extensive customer and agent base. The foundation of our platform is ACN, through which we streamline the entire housing transaction process by promoting collaborations among brokerage brands, stores and agents, standardizing authentic property listings and applying a series of cooperation rules. We also offer various service modules to our ecosystem participants, which, along with ACN, form the scalable infrastructure applicable and beneficial to the whole industry. These modules include SaaS systems, customer front end, community-centric network, AI-powered technology applications, training and recruiting programs and transaction service centers.

Our service offerings to ecosystem participants mainly include:

- *To housing customers:* As the leading housing transactions and services platform, we provide comprehensive services to satisfy the evolving needs of customers. These services primarily belong to four categories: (1) brokerage services relating to existing home sales and home rentals, and marketing services relating to new home sales; (2) signing-to-closing support that includes contract service, secure payment, escrow, among other things; (3) home renovation and furnishing services; and (4) home rental services. Together with the brokerage brands, stores, agents and other service providers, we provide housing customers with access to the largest authentic property listing inventory in China, while delivering professional and efficient services to handhold our customers throughout various phases of home ownership lifecycle and other residential services.

- *To brokerage brands, stores and agents:* Our infrastructure is open to all real estate brokerage brands, stores and agents joining our platform. We provide primarily two categories of services to the brands, stores and agents on our platform: (1) platform services, to enable the brokerage service providers on our platform to conduct automatic role-based commission allocation and use our infrastructure and its different modules in a collaborative manner, including SaaS, technology, training and recruiting, signing-to-closing service, among other things; and (2) branding services, which allow small brokerage stores to join reputable brokerage brands and benefit from better quality control and lead conversion.

- *To real estate developers:* Leveraging our established infrastructure and a broad base of housing customers, our platform is able to act as a powerful sales channel for new home projects, thereby reconstructing the value chain and transforming the way real estate developers discover and interact with home buyers. We primarily offer comprehensive sales and marketing solutions to real estate developers that include channel marketing, sales planning, reception services, online marketing as well as innovative tools.

- *To home renovation, home rental and other service providers:* Leveraging our digital transformation capability and refined management, we are committed to empowering the service providers on our platform by expanding their business opportunities and enhancing their earning potential. By standardizing work processes and integrating industry best practices into our digital systems, we aim to continuously enable service providers to deliver high-quality residential services to our customers.

BUSINESS OVERVIEW

We have five main revenue streams, namely existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. For existing home transaction services, we generate revenues (i) from our own *Lianjia* brand where we charge commissions for existing home sales and home rental brokerage services and split of commissions from other brokerage firms that operate brokerage stores on our *Beike* platform in collaboration with *Lianjia* agents to complete transactions, (ii) from brokerage firms which own and operate brokerage stores on our *Beike* platform where we receive platform service fees, and those under our franchise brands such as *Deyou* to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers. For home renovation and furnishing, we generate revenues by providing renovation and furnishing services to customers. For home rental services, we generate revenues by providing rental property management and operation services, leasing agency, as well as various other rental-related services. In addition, we generate revenues from a variety of other housing-related services, including financial services and other newly developed businesses.

As we become a more trusted platform and the relationship between the agents on our platform and housing customers deepens, we are able to extend to other service verticals that are incidental to home ownership and other ecosystem participants. We endeavor to further expand our service offerings and amplify the network effect of our ecosystem.

AGENT COOPERATION NETWORK (ACN)

At the core of our infrastructure is ACN, an operating system that not only fosters reciprocity and bonding among various service providers, but also enables them to enhance service efficiency and customer experience through collaborative efforts and commission allocation. We designed our ACN to radically solve the underlying challenges faced by our industry. It serves as the operating system on *Beike* platform that consists of protocols and practices to specify roles in cooperative housing transactions and prescribe agents' rights and obligations through commission allocation mechanism. Through ACN, we standardize authentic property listings, promote efficient cooperation and orderly competition among agents, streamline the whole transaction process, and enable agents to be more specialized in a transaction process and knowledgeable in a particular region. Built on our profound understanding of China's housing related industry and goodwill accumulated throughout our over 24-year operation of *Lianjia,* ACN has transformed the housing transactions and services industry in China through the following three reinventions: (i) fostering information and resource sharing among service providers to demolish the walls among isolated information islands, (ii) assigning cooperative roles of agents to achieve cross-store and cross-brand collaboration, and (iii) creating a professional network for agents, stores, brands and other service providers to get connected and engaged on the platform.

Agent Cooperation and Operational Rules

We actively promote agent cooperation on our platform to enhance efficiency of the housing transactions and services industry. We partition a complete existing home transaction, including existing home sales and rentals, into different steps and allow multiple agents cross-brand and cross-store to cooperate in one transaction and share commissions based on their roles, through which the agents can become more specialized in their roles.

Our ACN encourages connection and collective work in conducting housing transactions by agents from both buy side and sell side on our platform. A home buyer's initiating agent can choose to cooperate with other buy-side agents who have more relevant transaction expertise or resources, and share commissions with the agent who closes the transaction. Under ACN, commission is allocated automatically based on agents' various roles in a housing transaction, and is not based on negotiations among agents.

Through role partition and commission allocation, we make sure that agents are fairly compensated for work they have done to facilitate a successful transaction, and thereby foster a healthy yet competitive working environment. More importantly, agents who are less experienced are incentivized to learn and accumulate expertise by taking relatively easy roles in more transactions and be compensated.

To protect property information and promote healthy competition among sell-side agents, we encourage the agents to foster their insights in the nearby community based on geographic areas and their own strengths so that agents can become experts of the properties in their vicinity. A brokerage store has the right to manage existing home listings in vicinity of the store and act as sell-side agents for those listings. For buy-side agents, if their customers have intentions to buy homes in other regions, they can obtain a portion of the commission on completed transactions by recommending their housing customers to agents in the desired regions.

BUSINESS OVERVIEW

Platform Governance Mechanisms

We implement detailed rules to incentivize agents to follow our ACN protocols and stick to the high standards of professionalism in service delivery, and offer them privileged access if they perform well. We have implemented platform governance mechanisms to encourage compliance with our ACN protocols such as *Beike score*, which indicates the agent's performance and service quality to encourage more proactive cooperation and behaviors on our platform.

We continue to refine our platform's ecosystem to bolster network collaboration and operational efficiency. By implementing our scientific management systems, including regional co-governance councils and incentive programs, we strive to foster a dynamic environment that encourages both healthy competition for excellence and effective collaboration among participants. As for business conduct governance, we create an integrated online and offline governance mechanism that combines store-owner self-inspection with platform supervision. The mechanism empowers us to effectively identify violations, such as off-platform transactions and customer poaching, and promptly rectify related issues, creating a more secure environment for real estate agents. For new home transaction services, we promote joint promises with new home developers to avoid customer information leakage, customer poaching and other violations, aiming to enhance the sense of security during agents' operations.

Authentic Property Listings

We believe that authentic property listing is the foundation of agent cooperation as effective collaboration among agents require valid and reliable listing information. Authentic property listing encourages information transparency and trust from housing customers, increases agents' operating efficiency, enhances transaction experience, and strengthens our brand image. We monitor and verify the authenticity of property listings on our platform and timely update or delete unqualified listings through customer callback, physical visits and AI.

MODULES IN OUR INFRASTRUCTURE

Based on our ACN, we have been constantly innovating and building various modules to supplement our infrastructure that serves participants on our platform, such as agents, brokerage stores and brands, housing customers, real estate developers, home renovation, home rental and other service providers. Examples of modules include SaaS systems for agents and store managers, *Beike* front end for housing customers, AI technology and applications as the foundation of our platform, virtual reality technology that benefits agents, housing customers and real estate developers, community-centric network that serves housing customers offline, payment solutions tied to electronic wallets that enable secure online and offline transactions, transaction service centers that streamline the transaction process for agents and housing customers, title clearance and escrow services that effectively help with closing, as well as agent development and recruiting services for agents and store managers. Together with ACN, these modules form integral parts of our infrastructure supporting various phases of housing transactions and services offered on our platform.

SaaS Systems

We provide various SaaS systems to our ecosystem participants. We empower agents and brokerage stores through our SaaS systems, which incorporate the cooperation mechanisms that we envision in ACN and many other tools and functions relating to housing transactions and services. We implement *A+ SaaS system* for connected brokerage stores and agents and *Link SaaS system* for *Lianjia* personnel. *Link SaaS system* includes functional support for our internal operation and is otherwise substantially the same with *A+ SaaS system*. Assisted by the SaaS systems in their day-to-day work, agents and store managers can seamlessly follow our digitalized and standardized housing transaction process. Agents and store managers can access the cloud-based SaaS systems conveniently through desktop application, website, or mobile application. We also provide SaaS systems for home renovation service providers. See "—Home Renovation and Furnishing Services – *Home SaaS* for Renovation and Furnishing."

Beike Customer Front End

Our *Beike* customer front end, including *ke.com* website, *Beike* apps, *Beike* Weixin Mini Programs, offers customers relevant housing transactions and services resources, empowering them to make informed decisions along their journey of housing transactions and residential services.

We believe that the authentic and extensive property listings on our platform form the foundation for high-quality customer services and successful transactions. Housing customers can easily access abundant existing and new home listings and rental listings through our ke.com website, *Beike* apps, and *Beike* Weixin Mini Programs. Furthermore, leveraging our *Housing Dictionary* data, customers can gain insights into community information such as surrounding transportation, education, healthcare, and entertainment resources, among other services.

For existing home listings, customers can view visual presentations including VR or pictures, floor plans, comments from agents on the listing and past transaction history in the same neighborhood. For new home projects, we provide basic project information, VR tours of model units, property value analysis, neighborhood insights, price comparisons with surrounding areas, and authentic user reviews. For rental listings, we also provide visual presentations and specify facilities and furniture. Particularly, customers can view introductions to rental services, service fees, available move-in dates and other information for our *Carefree Rent* business.

Meanwhile, we provide AI-powered home search assistant, advancing our service model from "information retrieval" to "decision support". Through an interactive Q&A format, the AI home search assistant provides customers with specialized services including real estate market analysis, city-wide property searches, regional insights, and property comparisons, as well as preliminary matching for both listings and agents.

BUSINESS OVERVIEW

Furthermore, we enhance customer interaction through diversified formats to facilitate their decision-making. Through short videos and live streaming, we adapt to the evolution of user content consumption habits, providing a more intuitive presentation of home listings and community environments. To help customers assess the timing of buying and selling, we launched market updates on our customer front end in certain cities. In addition, we provide services such as property valuation, market information, online listings, and asset management for homeowners, strengthening the connection and interactions between the platform and homeowners.

We display information of agents under property listings and customers may initiate inquiries through instant messaging or phone calls with one click. We have built individual profiles for agents so that customers can view the agents' names and titles, employment history, transaction records, awards, and ratings and reviews from past customers. In addition, we display *Beike score* of the agents and percentile on our platform, which generally represents service quality of the agents. Leveraging the large agent base on our platform, and our accumulated expertise in supporting customers' decision-making in housing transactions and residential services, we are able to serve customers in a timely and efficient manner.

For home renovation and furnishing services, we integrate a diverse range of tools on our customer front end, including renovation cost estimation, case matching, and designer selection, to facilitate them in making decisions. Our AI-driven design products also support the one-click generation of multi-style interior renderings, visualizing users' concepts and significantly enhancing communication efficiency between customers and service providers.

Our Community-centric Network

Property transactions are generally high in value and involve high-risk, which requires substantial information analysis and research prior to consummation. Unlike a click-and-buy product, every residential property is unique in various aspects, such as location, property features, conditions and age, resulting in different values. Convenient accessibility and abundant local insights and knowledge on the community often carry heavy weights when housing customers select real estate brokerage agents in housing transactions. Furthermore, as China is a populous country, residential communities with high population density are prevalent in urban areas. Focusing on community outreach and engagement, community-centric network serves as convenient access points for local housing customers and as tangible offline touchpoints of our platform.

Our extensive network allows our platform to amass housing information offline and gain local insights in customer needs and property features. The connections between customers and agents through our online platform allow customers to quickly find stores and agents offline for speedy, efficient and convenient delivery of local service. In addition, the supporting tools available on our platform empower store managers to build and manage larger teams of agents and increase operational efficiency at store level, solidifying our advantages as an integrated online and offline platform. As each store functions as a working unit, where store managers perform managerial functions, we are able to maintain operational efficiency as our scale continues to grow.

In recent years, an increasing number of stores on our platform start to offer complimentary convenience services, such as printing, charging, and internet browsing, to community residents. Through these high-frequency interactions, the agents on our platform are able to build connections with housing customers, which not only generates effective housing transaction leads, but also positions us well for other housing related services.

Our community-centric stores are also becoming an important foundation as we develop our one-stop residential services, including home renovation and furnishing and home rental services. We empower real estate brokerage agents to become "residential" consultants, transforming them from agents only facilitating housing transactions to experts with customers insights to facilitate a wide range of residential services. We are also transforming our physical stores into community service hubs, aiming to cater to diverse customer needs across all scenarios of the entire residential lifecycle.

Professional Development and Support

As we believe the success of our platform substantially hinges on the efficiency and service quality of the agents on our platform, we are fully committed to sharing our accumulated industry know-hows with the agents and home renovation and other service providers on our platform through offline trainings and online courses.

We attach great importance to agent training and adopt a comprehensive learning approach that combines online courses, offline training, hands-on tasks, and passing assessments. This multifaceted approach enhances the competency of agents and motivates them to continue to improve and deliver professional services to the customers.

Store owners and managers are essential to the success of brokerage stores. By establishing *Huaqiao Academy* and providing various digitalized tools, we assist them through enhancing their business operations, and continually improving the system for their professional career development.

We continue to advance the professionalization of our home renovation workforce. By focusing on standardized tools and professional skill enhancement, we work to address the long-standing industry challenges such as low operational efficiency, inconsistent craftsmanship, and excessive construction dust. Through this systematic empowerment, we are driving the transition of laborers toward becoming a highly professional and specialized workforce.

Signing-to-closing Support

We offer comprehensive signing-to-closing transaction support to our housing customers. These services include contract service, secure payment, escrow, among other things.

BUSINESS OVERVIEW

Online and Offline Transaction Service Centers

A housing transaction is typically a stressful exercise that involves many steps and procedural formalities in China, such as submitting purchase agreement to the housing administration, paying taxes to the taxation authority, conducting title transfer and registration of housing ownership with the municipal housing administration, and completing loan application with a bank and/or guarantee services with a guarantee company. These steps often take weeks and involve tens of visits to different locations. To reduce the hassle for both housing customers and agents, we designed a comprehensive set of standard signing procedures that focus on security, and established *Ji Qian/Lucky Sign* as we improve our hardware infrastructure and create the signing system. *Lucky Sign* helps ensure that transactions comply with our standardized procedures and security requirements, and that the process of transaction service is well-documented and evidence-based. Meanwhile, we operate the NTS, our proprietary comprehensive online transaction support system available on *Beike* platform. Through the NTS, housing customers are able to accomplish many necessary transaction steps, such as signing the contracts online and submitting the contracts to the relevant housing administration. The NTS also makes transaction process visible via our apps and websites, which allows customers and agents to monitor various transaction steps and to provide feedbacks and inputs online.

In addition to the comprehensive online transaction support, we have established offline transaction service centers to facilitate housing transactions, helping housing customers and agents transfer property titles and complete administrative procedures seamlessly and effortlessly. We have opened transaction service centers in cities we entered and collaborate with banks, guarantee companies, real estate appraisers, and government agencies and station their personnel on-site. Our transaction support staff are also available to help with various administrative procedures in the transaction service centers. As a result, housing customers and agents are able to complete most steps necessary to close a transaction in our transaction service centers.

Combining the online NTS and the offline administrative support, we believe that our platform makes transactions much easier, saves time and cost, and leads to elevated customer experience.

We also integrated our home renovation and furnishing services into our offline transaction service centers. At selected centers, we have dedicated sales representatives and designers available, allowing customers with needs for home renovation after a property transaction to engage directly with them for prompt assistance, and easily schedule home measurement appointments. Furthermore, we piloted model showrooms adjacent to these transaction service centers, featuring productized model homes that reflect core customer demands through master designs. This strategic layout allows customers to transition from completing a home transaction to experiencing a tangible, immersive renovation solutions firsthand. This integrated approach helps create a convenient and efficient "one-stop" journey for customer, also laying a foundation for increasing sales conversion in the future.

Payment and Escrow Services

In 2014, we established *eHomePay*, an online payment platform providing digital payment processing services in housing transactions. As a licensed online payment platform, *eHomePay* also creates electronic wallets for participants on our platform. These electronic wallets are instrumental in automated accounting, settlement, and disbursement of funds from customers to real estate brokerage stores and agents.

Also functioning as an escrow service, *eHomePay* solves the trust problem in housing transactions in China where home buyers are concerned with whether the property titles to be received are free of encumbrance after making the payment, and home sellers are unwilling to transfer titles until they receive payment confirmation. The *eHomePay* platform would operate an escrow account to ensure both the buyer and the seller fulfill their obligations. The *eHomePay* platform enhances customer experience and ensures payment security, which in turn strengthens our brand image and attracts more customers to our *Beike* platform. Our *eHomePay* possesses a valid license granted by the People's Bank of China.

INSIGHTS AND AI APPLICATIONS

Our platform generates a significant amount of insights from historical property information, interactions on our platform, and transactions that we facilitate. Moreover, given our scale, we have a holistic view of the market, including supply, demand and pricing trends. These valuable insights help us support customers' decision-making with customized products and services, match customers with listings and agents that meet their demands, and facilitate transactions and other residential services.

Our Housing Dictionary

We launched *Housing Dictionary* in 2008 and have been building it for over a decade. It encompasses a wide range of housing related information from the neighborhoods, the communities, the buildings, to the floors and rooms. As of December 31, 2025, our *Housing Dictionary* covered approximately 303 million properties. Agents can supply new property information or raise amendment through mobile app, Weixin Mini Programs and other entrances. Through *Housing Dictionary*, we verify the authenticity of property listings, supplement real estate information on our platform and offer property valuation services based on property information and past transaction history.

BUSINESS OVERVIEW

Artificial Intelligence (AI) Applications

We view AI as a key infrastructure for reshaping value creation in residential services. Through a human-AI collaboration model, we are driving the evolution of our services toward decision-oriented services, enhancing customer experience, improving service provider capabilities, and increasing platform operating efficiency, thereby strengthening our long-term competitiveness.

We continue to strengthen our multi-modal AI technology foundation, developing proprietary language, vision and speech models and optimizing them with our proprietary housing data. These capabilities have been applied across key processes, including customer demand understanding, property matching, design solution generation and operational decision support. We have also built a unified AI application platform to drive operational efficiency. Examples of AI applications on our platform include:

For home transaction services:

We are progressively deploying AI as a decision-support assistant for customers and intelligent aid for service providers, enhancing customer experience, strengthening service provider capabilities and improving overall operational efficiency:

- **On the customer side:** we launched an AI-powered home search assistant that identifies user needs and provides market analysis, property recommendations and comparisons, and agent matching services, advancing our service model from "information retrieval" to "decision support."

- **In lead generation and conversion:** we built intelligent marketing and customer management tools for agents, leveraging AIGC to automate marketing content production and help agents efficiently build their online presence. Our AI CRM system integrates automated client intake, intelligent property selection, and communication assistance, enhancing agents' personalized service capabilities and lead conversion efficiency.

- **In training and development:** we use AI to distill high-performing service experience into replicable professional capabilities and employ simulation-based training to improve service providers' ability to handle complex client interactions, raising overall service quality and efficiency.

- **In new home transaction services:** we deploy AI agents to support business development teams with industry analysis, sales report generation, and negotiation strategy, improving professionalism in developer engagement and project management precision. We also equip property agents with tools that enhance purchase decision support and project matching, lowering the experience barrier for new home transactions and improving sales effectiveness.

For home renovation and furnishing services:

We apply AI across customer acquisition, design, construction and delivery processes, driving the digitalization and standardization of our operations, enhancing scalable delivery capabilities and improving customer experience:

- **At the design stage:** we built an AI-driven end-to-end integrated design toolchain that significantly improves design efficiency and establishes a scalable, replicable design service capability. The system incorporates an extensive library of floor plan knowledge and modular product catalogs, enabling one-click generation of multi-dimensional visual design proposals, with data integration across design, material selection, and quotation workflows, advancing design standardization. We also provide designers with a one-click AI proposal tool that supports floor plan interpretation, client needs analysis, and proposal presentation, helping customers understand design concepts more intuitively and improving communication efficiency and conversion rates.

- **At the construction and delivery stage:** we built a smart construction site system that enables intelligent closed-loop management across construction progress and inspection milestones, improving delivery efficiency and quality. AI-generated visual construction reports also provide customers with a more transparent service experience.

BUSINESS OVERVIEW

For home rental services:

In our *Carefree Rent* business, we have built an end-to-end intelligent operations system, progressively embedding AI capabilities across key functions in pilot regions, including property sign-up, pricing, leasing, inventory management, and operational decision-making, with the goal of improving operational efficiency and supporting scalable growth:

- **In operational management:** we apply AI-driven data analytics and supply-demand forecasting to transform operational decisions from experience-dependent to system-driven, enabling dynamic inventory monitoring and risk alerts. The system also supports home listing assessment, intelligent pricing, and automated leasing management, improving acquisition and leasing efficiency while reducing marketing costs.

- **In customer service:** the home search experience is supported by intelligent matching, video tours, and Q&A services, improving viewing and transaction efficiency. During the tenancy period, we also provide AI-powered service tools that enhance response efficiency for both landlords and tenants, increasing the rate of online issue resolution.

Other Modules

The modules in our infrastructure also include our virtual reality and other technologies. See "—Our Technology and Research and Development – *RealSee* Virtual Reality."

REAL ESTATE BROKERAGE BRANDS ON OUR PLATFORM

We believe a large and active network of agents, brokerage stores and brokerage brands across China provides a solid foundation for serving a large number of housing customers. As of December 31, 2025, there were over 445,000 active agents and approximately 58,000 community-centric active brokerage stores on our platform, representing 279 real estate brokerage brands. As of December 31, 2025, there were approximately 523,000 agents and approximately 61,000 brokerage stores on our platform. Through the agents, stores and brokerage brands on our platform, we are able to effectively hone local market expertise, generate leads and build relationships with our housing customers.

Lianjia Brand

We started to operate real estate brokerage business under "*Lianjia*" brand in housing transactions and services industry in 2001 and *Lianjia* has been recognized as "China's Famous Brand." Through *Lianjia*, we provide brokerage services to housing customers, offer marketing services to real estate developers for new home sales and extend brokerage business to home rentals. Leveraging our strong online and offline operational capabilities, we implemented through *Lianjia* a series of industry "firsts" and successfully developed rules, operational know-hows, AI and technology systems that resulted in superior service quality and efficiency. For example, *Lianjia* was among the first to propose tripartite agreements in housing transactions, including brokerage service providers as a party to provide full transparency and elevated trust. *Housing Dictionary* was launched on *Lianjia* in 2008. *Lianjia* pioneered the migration from offline to online through launching *Lianjia*. com in 2010 and building its own *Link SaaS* system ahead of our peers. *Lianjia* also established the prototype of ACN in 2011, which we tested and refined before rolling out on *Beike*.

Lianjia aims to provide highest quality customer services in China and has strived to provide best customer experience. Taking service quality as its priority, *Lianjia* has been improving its customer services and established a comprehensive set of rules and standards accumulated over the past 24 years. Many ACN rules developed during *Lianjia* business operations, including authentic property listings, were compiled to guide *Lianjia* agents. *Lianjia* also pioneers in adopting protocols on service quality, such as service commitments and customer complaint handbooks, which are now standards and rules we aim to apply throughout the entire *Beike* platform.

We screen and recruit high-quality agents on *Lianjia* and train them to provide efficient and professional services to housing customers. *Lianjia* has built a strong and comprehensive agent development program that encompasses campus recruiting, regular examinations, offline training and online courses.

As of December 31, 2025, *Lianjia* had over 90,000 active agents and approximately 4,900 active offline brokerage stores.

BUSINESS OVERVIEW

Relationship between *Lianjia* and *Beike*

Capitalizing on our unparalleled industry know-hows and scalable infrastructure that we have established during our operation of *Lianjia*, we established *Beike* platform in 2018 to open our solutions to other qualified brokerage brands, stores and agents. Today, *Lianjia* is the most recognized and influential brand on *Beike* platform.

In cities other than Beijing and Shanghai, many other real estate brokerage brands have joined our platform because of *Lianjia*'s proven track record and industry-leading service quality. Today, *Lianjia* serves as the beacon for other brokerage brands on our platform thanks to its high operational efficiency, top-notch customer services and well-trained agents. *Lianjia* complies with qualifications and rules that we consistently implement on *Beike* platform just like other brokerage brands and is subject to a higher standard in many cases, such as the education level of its agents.

Deyou Brand

We own *Deyou* brand, which is offered for connected brokerage stores that seek for the branding effect and access to solutions offered by *Beike* platform. Participating brokerage stores can reduce their operating cost, increase business efficiency and productivity, enhance exposure to updated market news and industry trends, gain access to extensive authentic property listing inventory and gain high-quality customer leads on *Beike* platform. They are able to keep the culture of being a small team while enjoying the full-fledged infrastructure of a tremendous platform and cooperating within our extensive network.

Other Brands

By sharing our deep industry understanding, operational know-hows, and powerful infrastructure, as well as highly efficient online and offline integration, we help other real estate brokerage brands to grow and succeed. As of December 31, 2025, our platform connected 278 real estate brokerage brands other than *Lianjia*, which operated approximately 53,000 active brokerage stores with over 354,000 active agents. In 2025, approximately 68% of the GTV of existing and new home transactions on our platform was generated by connected real estate brokerage stores and the sales channels we specifically procured for new home transactions.

We generally enter into cooperation agreements with other brokerage brands. Under these agreements, we offer the brokerage brands access to the authentic property listing inventory and modules on our platform. The brokerage brands, in return, would commit to following our ACN as well as other protocols and practices on the platform and subscribe to an agreed-upon fee structure depending on the depth of cooperation. The cooperation agreements also specifically allocate responsibilities between the brokerage brands and us so that we are not responsible for the lawsuits and disputes arising from the brokerage brands' business activities.

COOPERATION WITH REAL ESTATE DEVELOPERS

Leveraging our established infrastructure and trust with housing customers, we are able to act as a powerful sales channel for real estate developers. We are favored and trusted by real estate developers to facilitate a large number of new home sales in China. New home sales through our platform generated an aggregate GTV of RMB890.9 billion (US$127.4 billion) in 2025.

We have various cooperation methods with real estate developers. For example, we enter into strategic cooperation with big real estate developers to facilitate the sales of their new home projects. In particular, we vigorously reach corporate-to-corporate collaborations with selected developers, including state-owned developers, to improve the quality of our sales projects and certainty of commission collection. Leveraging our accumulated knowledge and customer insights, we refine the strategies to market and sell new home projects, accelerating sell-through and enhancing our services for developers. We also have local business development teams that directly cooperate with individual new home projects under various cooperation modes.

We focus on risk control and business conduct governance, as well as efficiency and profitability improvement for our new home transaction services. For new home sales facilitated by us, the real estate developers that meet our certain requirements pays us the commission after the home buyer signs the sales and purchase agreement with the real estate developer and makes the down payment. We also continue with the "Commission in Advance" model. By encouraging developers to pay us in advance so that agents can get their commission earlier, it brings more sense of security to agents and results in faster sell-through for real estate developers, achieving an all-win situation. Thanks to our robust and comprehensive risk assessment measures, our new home receivable turnover days remained healthy at 56 days in 2025, largely stable from 52 days in 2024.

BUSINESS OVERVIEW

HOME RENOVATION AND FURNISHING SERVICES

Our home renovation and furnishing services aim to provide a one-stop solution. According to customer needs and preferences, we provide professional services including home design, construction, customized furniture and soft furnishings delivery, as well as post-sales support, to create an ideal and comfortable living space for our customers. The process for our home renovation and furnishing services mainly includes customer acquisition, lead conversion, construction delivery and after-sales maintenance.

We acquire customers through various channels, including offline referrals, online advertising, marketing campaign, and word-of-mouth recommendation from existing clients. The lead conversion process mainly consists of initial communications to understand customer needs, arranging on-site measurements, creating flat design proposals, conducting showroom visits, and finalizing quotations and contract signing. Throughout this process, our designers maintain close communication with customers and conduct multiple showroom visits to ensure the proposed designs and renovation outcomes meet customer expectations.

The construction delivery process comprises basic construction work and main material installation. Basic construction work includes demolition, plumbing and electrical work, masonry and woodworking, and painting. Main material installation mainly includes the fixtures of wooden doors, kitchen cabinets, flooring, switches, sockets, lighting, and bathroom sanitary ware. During this process, project managers, workers, and inspectors collaborate closely to guarantee high-quality delivery. In terms of after-sales maintenance, when customers identify issues and report them during the use of their homes, our after-sales maintenance personnel provide on-site repair services.

Throughout our entire home renovation and furnishing services, we provide assurance to customers in terms of quality, construction period, and safety. Simultaneously, our strict customer complaint management ensures high-quality resolution.

Infrastructure Development

Home renovation and furnishing services entail a long business process chain, involving diverse materials, products, and the coordination of personnel in multiple roles. Infrastructure development plays a crucial role in this process, encompassing digital system construction and supply chain development.

Digital system construction

We establish and continuously iterate a set of online digital systems that features product data on a unified standard, covering the entire business process, and incorporates a personnel management and evaluation system, including core digital platform Home SaaS.

Home SaaS

Home SaaS serves as the core digital platform for our home renovation and furnishing services, comprising several subsystems including the customer sales system, Building Information Modeling, or BIM, system, central control system, construction delivery system and supply chain system. It also includes a Weixin mini-program that provides customers with full-process digitalized services.

Since 2019, the Home SaaS system has undergone continuous iterations and is currently operational nationwide, providing online capabilities for more service providers. In 2025, we significantly enhanced design efficiency and established a scalable, replicable design service capability by prioritizing BIM-centric integrated tools. Through AI-powered BIM system, we facilitate the rapid construction of floor plans and the automated generation of 2D colored plans, bird's-eye views, and 3D schemes, substantially shortening the preparation time for design proposals to customers. Furthermore, the system eliminates data silos across design, material selection, and pricing by establishing a unified full-link toolchain. This enables one-click data synchronization, providing a foundation for design standardization and the accumulation of digital data assets. By driving design productization through BIM and integrated product module libraries, we have further strengthened our ability to deliver standardized services at scale.

Supply chain development

The construction delivery and customized furniture delivery processes in home renovation and furnishing services involve a variety of materials and products, thereby establishing a robust supply chain system that is essential to ensure transportation timeliness. In 2025, we achieved further reductions in material costs by expanding the coverage of our centralized procurement and localized tender-based bidding across main and auxiliary material categories.

HOME RENTAL SERVICES

Our home rental services primarily encompass decentralized and centralized rental property management and operation services, as well as various rental-related services, including traffic monetization businesses and online rental management services. As of the end of 2025, the total number of home units under management in our home rental services exceeded 700,000, compared to over 430,000 units at the end of 2024.

BUSINESS OVERVIEW

Among these services, *Carefree Rent*, our decentralized rental property management and operation service, represents the largest segment. As of the end of 2025, the total number of home units under *Carefree Rent* exceeded 690,000, compared to over 420,000 units at the end of 2024.

Carefree Rent transforms scattered rental home listings into high-quality, reliable, institutionalized long-term rental properties. By building specialized property management and rental service teams, we ensure peace of mind for homeowners and a worry-free experience for tenants. Specifically, for landlords, we provide one-stop services including efficient leasing, property maintenance, and regular safety inspections. This ensures transparent and stable rental income for the owners, offering a hassle-free experience. For tenants, we offer comprehensive service guarantees, including 24-hour online butler support, hundreds of categories of free repairs, and flexible relocation rights. By addressing traditional rental pain points through a standardized service system, we strive to meet the evolving demand for high-quality living and enhance the overall rental experience.

In 2025, we continued to drive the product model under *Carefree Rent* business toward an asset-light transition, effectively mitigating risks associated with market volatility. Under the new product offering, we provide landlords leasing agency services, leveraging extensive multi-channel resources on *Beike* platform – including agents for our housing transaction services and dedicated sales teams – to facilitate rapid and efficient tenant matching. In addition, we offer lease term management services to both landlords and tenants. Accordingly, under the new model, revenue is recognized based on net service fees derived from two sources, including commissions earned for facilitating the signing of lease agreements between homeowners and tenants and fees for lease term management services rendered throughout the lease period.

In tandem with our model iteration, we remain focused on improving the per-unit economics of *Carefree Rent*. We boost workforce productivity and optimize personnel costs by deconstructing the service chain into standardized actions through a specialized division of labor. For example, property managers are responsible for property acquisition. Offline rental stewards are responsible for pre-move-in property inspections, ensuring standardized home delivery. Meanwhile, online rental service managers provide 24/7 support for tenants powered by AI-driven intelligent response systems, enabling instant assistance and efficient resolution of urgent tenant requests. These initiatives also reflect our unwavering commitment to elevating service quality.

Beyond operational efficiency, we continue to refine our rental safety governance systems by strengthening inspections and management of key risk scenarios. These efforts ensure a safer, more reliable living environment for customers throughout our business expansion.

Additionally, we are progressively embedding AI technology across the entire workflow of Carefree Rent to drive business strategies and enhance operational efficiency. In pilot regions, we leverage AI to optimize service area zoning and personnel allocation, maximizing human resource utilization. Meanwhile, the system provides granular guidance for operations through capabilities such as intelligent inventory management, automated pricing, and smart leasing, effectively driving efficiency while mitigating risks. These advancements provide a robust foundation for the scalable expansion and sustainable profitability of the business.

BEIHAOJIA

Beihaojia business primarily provides C2M (Customer to Manufacturer) product solutions and efficient marketing services that integrate both online and offline channels for real estate developers and other business partners. In 2025, *Beihaojia* advanced the development of the C2M capabilities by providing developers with data-driven decision support – including unit mix optimization and price forecasting – across stages such as land acquisition assessment, product positioning, pricing, and marketing in new home developments. We implemented our capabilities across multiple collaborative projects.

In connection with our earlier efforts to validate our C2M capabilities, we hold two residential land parcels in Chengdu and Shanghai acquired in 2024, which we are managing directly.

OUR TECHNOLOGY AND RESEARCH AND DEVELOPMENT

We aspire to lead the innovations in the new era of China's housing related industry by leveraging our technologies. Our platform is built on a robust cloud-based technology infrastructure with comprehensive functionalities that support the entire lifecycle of housing transactions and services from initial customer acquisition, agent cooperation, lead referrals to property listing management, transaction workflow management, and further to payment, closing management, and other residential services. We have developed our AI technologies specifically to increase business operational efficiency on our platform and of the agents on our platform. See "—Insights and AI Applications."

Research and Development

We invest substantial resources in research and development to improve our technology, develop new products that are complementary to existing products and find ways to better support agents and other participants on our platform. We spent RMB2,283 million and RMB2,581 million in research and development for the years ended December 31, 2024 and 2025, respectively.

BUSINESS OVERVIEW

Our research and development team includes engineers that build and maintain our infrastructure, AI algorithm engineers that conduct modeling and algorithm research, security and risk management engineers that focus on cybersecurity and risk control, infrastructure maintenance engineers that maintain the stability of our platform, platform development engineers that develop and implement products and services on our platform, and virtual reality engineers that specialize on *RealSee* virtual reality products.

Technological Infrastructure

We have developed a secure, efficient and cost-effective cloud-based core system to operate our business. Cloud-based technology allows us to process large amount of complex data in-house, which significantly reduces cost and improves operational efficiency. We currently rely on our six data center rooms, as well as third-party cloud services such as Tencent Cloud, for our computing, storage, bandwidth, content delivery network, backup and other services. The robust technology infrastructure supports instant scaling with great flexibility to support traffic spikes. We have the capability to operate and serve during outbreaks related to servers, cables and power in data center scale or city scale. Even in the extreme hypothetical situation where all core data are deleted, we are able to restore to full service with our multi-layer backup system. As of the Latest Practicable Date, we have not experienced any service outbreak that materially affected our business operation.

RealSee Virtual Reality

We introduce VR experience to the housing transactions and services industry in China. We started to research on VR technology from as early as 2015 and built our VR lab in early 2016. We believe that the power of VR technology can help agents on our platform grow their business, get more housing customers, and deliver top-level services, especially when a growing number of housing customers start their housing transaction journeys by searching properties online. In addition, interactions between agents and housing customers during VR property showing sessions are digitalized and recorded, which can be used for agents' personalized training and skill improvement in a timely manner. At the same time, we are committed to enhancing spatial understanding of properties through multimodal AI models. This enables us to improve user experience in information retrieval and accelerate the efficiency of property matching.

We believe that our *RealSee* VR technology has already been transforming the way the housing transactions and services industry functions. Typically, customers physically visit multiple properties before deciding on the one they want, which is inconvenient, expensive and time consuming. *RealSee* VR technology allows home buyers to virtually visit properties without leaving their couches and move within the properties by clicking on special hotspots in the interface. We offer our housing customers three-dimensional walkthroughs of properties along with on-demand real time explanation from the agents on our platform using *Beike* customer front end.

Technology for Financial Solutions

We have developed cutting-edge technology to power the financial services on our platform. The core of our financial technology lies in our electronic wallets built in *eHomePay*. Capable of handling money transactions with high frequencies and value on our ecosystem, the electronic wallet is essentially a robust system that digitally transfers, clears and settles money in a stringent financial accounting manner.

MARKETING AND BRANDING

In 2025, we continued to deepen our brand identity centered on service value. Through a series of promotional and marketing initiatives, we further solidified the brand image as a one-stop residential services platform. In the second half of 2025, we held the "*Beike* Real Guarantee and Fund Security Launch Event" in Tianjin and concurrently rolled out the "*Beike* Real Guarantee" branding campaign across major cities nationwide, consistently communicating the platform's protection value and service commitments in the residential services sector. For our home renovation and furnishing business, *Beiwo*o and *Shengdu* focused on product upgrades and brand communication around the "Master Showroom" series, strengthening brand perception for delivering both high-quality design and cost-effectiveness. Furthermore, we pioneered the industry's first funds escrow service, leveraging a comprehensive media matrix to reinforce our brand's differentiated advantage in service security. Additionally, we executed integrated marketing campaigns across social media, our proprietary digital platforms, and various offline formats, including outdoor advertising and community-based events.

We believe that our high-quality services lead to strong word-of-mouth referrals, which drive customer awareness of our brands. As we gain trust from customers through facilitating housing transactions and services, including home renovation and rentals, they often refer us to their families, friends and social acquaintance, or return to our platform for their evolving living demands.

BUSINESS OVERVIEW

INTELLECTUAL PROPERTY

We regard our patents, trademarks, copyrights, domain names, know-hows, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2025, we had 2,121 issued patents and 1,385 pending patent applications. We also owned 9,193 registered trademarks, 833 pending trademark applications, copyrights to 822 software programs developed by us relating to various aspects of our operations, and 175 registered domain names, including *ke.com* and *lianjia.com*, as of December 31, 2025.

We seek to protect our technology and associated intellectual property rights through a combination of patent, copyright and trademark laws, as well as license agreements and other contractual protections. In addition, we enter into employment agreements with confidentiality arrangements with our employees, and cooperation agreements with confidentiality arrangements with brokerage brands and business partners to protect our proprietary rights. The agreements we enter into with our employees also provide that all patents, software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment with us are our property.

We intend to protect our technology and proprietary rights vigorously. We have employed internal policies, confidentiality agreements, encryptions and data security measures to protect our proprietary rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights.

COMPETITION

The housing related industry in China is rapidly evolving and increasingly competitive. We face competition from players in different segments of the housing transactions and services industry. We compete with other online housing transaction platforms for property listings and housing transactions, as well as traffic-focused platforms for customer traffic. For our new home sales business, we also compete with numerous new home marketing services providers. In addition to these platforms and companies at the national level, we compete with offline traditional real estate brokerage stores and brands for agents and housing customers locally. We also compete with other companies for housing-related services, including providers of home renovation and furnishing services and home rental services, where competition is primarily based on service quality, operational efficiency, pricing and the ability to meet diverse customer needs.

We believe that we are strategically positioned in China's housing transactions and services industry and we compete with others primarily on the following factors: (i) the ability to build and expand our integrated online and offline platform for housing transactions and services; (ii) the amount and authenticity of property listings on our platform; (iii) the ability to further develop platform infrastructure to enhance operational efficiency and provide comprehensive services around the residential life-cycle; (iv) the superior service quality provided by our platform and service providers, as well as our ability to offer decision-making support and long-term companionship in residential services for our customers; (v) our brand recognition and reputation; and (vi) our ability to develop and apply advanced technologies, including AI, and leverage such technologies in housing transactions and services to achieve deep empowerment of service providers, thereby enabling the output of high-quality services at scale.

INSURANCE

In addition to providing social security insurance for our employees as required by PRC law, we also provide supplemental commercial medical insurance for our employees. Consistent with customary industry practice in China, we do not maintain business interruption or product transportation insurance, nor do we maintain key-man insurance.

For other details of the business of the Group, please refer to the section headed "Business Review and Outlook" in the Annual Results Announcement for the Year Ended December 31, 2025 of the Company dated March 16, 2026.

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATION

Net revenues

Net revenues were RMB94.6 billion in 2025, compared to RMB93.5 billion in 2024, primarily attributable to the increase of net revenues from home rental services and home renovation and furnishing, which was partially offset by the decrease of net revenues from new home and existing home transaction services.

- **Net revenues from existing home transaction services** decreased by 11.3% to RMB25.0 billion in 2025 from RMB28.2 billion in 2024. GTV of existing home transactions decreased by 4.2% to RMB2,151.5 billion in 2025 from RMB2,246.5 billion in 2024. The steeper decline in net revenues relative to GTV in existing home transaction services was primarily attributable to a higher contribution from GTV of existing home transaction services served by connected agents on the Company's platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by *Lianjia* brand, the revenue is recorded on a gross commission revenue basis.

  Among that, **(i) commission revenue** decreased by 13.5% to RMB20.0 billion in 2025, from RMB23.1 billion in 2024, primarily due to the decreased GTV of existing home transactions served by *Lianjia* stores of 12.7% to RMB802.1 billion in 2025 from RMB918.5 billion in 2024; and

  (ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company's platform were RMB5.0 billion in 2025, relatively stable compared with RMB5.1 billion in 2024, while GTV of existing home transactions served by connected agents on the Company's platform increased by 1.6% to RMB1,349.4 billion in 2025 from RMB1,328.0 billion in 2024.

- **Net revenues from new home transaction services** decreased by 9.1% to RMB30.6 billion in 2025 from RMB33.7 billion in 2024, primarily due to the decrease of GTV of new home transactions of 8.2% to RMB890.9 billion in 2025 from RMB970.0 billion in 2024. Of these, the GTV of new home transactions facilitated on *Beike* platform through connected agents, dedicated sales team with the expertise in new home transaction services and other sales channels decreased by 7.0% to RMB729.2 billion in 2025 from RMB784.4 billion in 2024, and the GTV of new home transactions served by *Lianjia* brand decreased by 12.9% to RMB161.6 billion in 2025 from RMB185.6 billion in 2024.

- **Net revenues from home renovation and furnishing** increased by 4.4% to RMB15.4 billion in 2025 from RMB14.8 billion in 2024.

- **Net revenues from home rental services** increased by 52.8% to RMB21.9 billion in 2025 from RMB14.3 billion in 2024, primarily attributable to the increase in the number of rental units under the *Carefree Rent* model, partially offset by a shift in revenue recognition mix resulting from an increasing proportion of the new product offering within the *Carefree Rent*. Under the new model, the homeowners retain control over and beneficial interest in the properties, while the Company provides leasing agency services and lease term management services to both homeowners and tenants. Accordingly, under the new model, revenue is recognized based on net service fees derived from two sources: (1) commissions earned for facilitating the signing of lease agreements between homeowners and tenants; and (2) fees for lease term management services rendered throughout the lease period.

- **Net revenues from emerging and other services** were RMB1.6 billion in 2025, compared to RMB2.5 billion in 2024.

Cost of revenues

Total cost of revenues increased by 5.5% to RMB74.4 billion in 2025 from RMB70.5 billion in 2024.

- **Commission – split.** The Company's cost of revenues for commissions to connected agents and other sales channels decreased by 8.3% to RMB20.9 billion in 2025, from RMB22.8 billion in 2024, primarily due to the decrease in GTV of new home transactions facilitated through connected agents and other sales channels.

- **Commission and compensation – internal.** The Company's cost of revenues for internal commission and compensation decreased by 6.6% to RMB17.7 billion in 2025 from RMB18.9 billion in 2024, primarily due to the decrease in commission of home transaction services for *Lianjia* agents, resulting from the decreased GTV of home transactions they served by.

- **Cost of home renovation and furnishing.** The Company's cost of revenues for home renovation and furnishing increased by 3.4% to RMB10.6 billion in 2025 from RMB10.2 billion in 2024, which was in line with the growth of net revenues from home renovation and furnishing.

- **Cost of home rental services.** The Company's cost of revenues for home rental services which mainly consists of variable costs, increased by 47.0% to RMB20.0 billion in 2025 from RMB13.6 billion in 2024, primarily attributable to the growth of net revenues from home rental services, partially offset by an improved contribution margin resulting from an increasing proportion of the new product offering with a higher contribution margin under the *Carefree Rent* business, as well as enhanced operating efficiency.

- **Cost related to stores.** The Company's cost related to stores was RMB2.9 billion in 2025, relatively flat compared with RMB2.9 billion in 2024.

- **Other costs.** The Company's other costs were RMB2.4 billion in 2025, compared with RMB2.1 billion in 2024, primarily attributable to the increase in the direct technical infrastructure costs such as cloud storage costs.

MANAGEMENT DISCUSSION AND ANALYSIS

Contribution Margin

We also review contribution margin to measure segment profitability. The table below sets forth the contribution margin for each of our business lines for the periods indicated.

	For the Year Ended December 31,	
	2025	2024
	RMB	RMB
	(in thousands, except for percentages)	
Contribution (existing home transaction services)	**9,834,918**	12,184,924
Contribution margin (existing home transaction services)	**39.3%**	43.2%
Contribution (new home transaction services)	**7,646,748**	8,348,922
Contribution margin (new home transaction services)	**25.0%**	24.8%
Contribution (home renovation and furnishing)	**4,844,325**	4,539,251
Contribution margin (home renovation and furnishing)	**31.4%**	30.7%
Contribution (home rental services)	**1,879,366**	714,973
Contribution margin (home rental services)	**8.6%**	5.0%
Contribution (emerging and other services)	**1,242,489**	2,149,483
Contribution margin (emerging and other services)	**75.9%**	86.0%

We define contribution for each service line as the revenue less variable costs directly attributable to the reportable segment. For existing home and new home transaction services, variable costs including direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services. For home renovation and furnishing services, variable costs including material costs and compensation costs to renovation workers who are the Group's employees or contractors. For home rental services, variable costs including property leasing costs paid to property owners according to corresponding lease contracts and direct compensation to sales professionals.

MANAGEMENT DISCUSSION AND ANALYSIS

The following table presents the calculation to arrive at contribution from net revenues, for each of the periods indicated:

	For the Year Ended December 31,	
	2025	2024
	RMB	RMB
	(in thousands)	
Existing home transaction services		
Net revenues	**25,020,035**	28,201,003
Less: Commission and compensation	**(15,185,117)**	(16,016,079)
Contribution	**9,834,918**	12,184,924
New home transaction services		
Net revenues	**30,597,319**	33,653,403
Less: Commission and compensation	**(22,950,571)**	(25,304,481)
Contribution	**7,646,748**	8,348,922
Home renovation and furnishing		
Net revenues	**15,426,141**	14,768,947
Less: Material costs, commission and compensation	**(10,581,816)**	(10,229,696)
Contribution	**4,844,325**	4,539,251
Home rental services		
Net revenues	**21,900,320**	14,334,479
Less: Property leasing costs, commission and compensation	**(20,020,954)**	(13,619,506)
Contribution	**1,879,366**	714,973
Emerging and other services		
Net revenues	**1,636,390**	2,499,666
Less: Commission and compensation	**(393,901)**	(350,183)
Contribution	**1,242,489**	2,149,483

Contribution margin demonstrates the margin that we generate after costs directly attributable to the respective revenue streams, including existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. The costs and expenses related to the platform infrastructure building and enhancement, including cost related to our *Lianjia* stores and the development cost of our technological platform, which are not directly attributable to the respective revenue streams, are not deducted from revenue when calculating contribution.

The contribution margin for existing home transaction services decreased from 43.2% in 2024 to 39.3% in 2025, primarily attributable to a higher fixed compensation costs for *Lianjia* agents as percentage of net revenues from existing home transaction services, mainly driven by the increase in weighted average number of *Lianjia* agents and improved benefits for them.

MANAGEMENT DISCUSSION AND ANALYSIS

The contribution margin for new home transaction services was 25.0% in 2025, relatively stable compared with 24.8% in 2024.

The contribution margin for home renovation and furnishing increased to 31.4% in 2025 from 30.7% in 2024, primarily attributable to enhanced supply chain capabilities.

The contribution margin for home rental business increased to 8.6% in 2025 from 5.0% in 2024, primarily attributable to an increasing proportion of the new product offering with a higher contribution margin under the *Carefree Rent* business, as well as enhanced operational efficiency.

The contribution margin for our emerging and other services was 75.9% in 2025, compared with 86.0% in 2024.

Gross Profit

Gross profit decreased by 11.9% to RMB20.2 billion in 2025 from RMB22.9 billion in 2024. Gross margin decreased to 21.4% in 2025 from 24.6% in 2024, primarily due to a) reduced contribution of net revenues from existing home and new home transaction services, which historically carried higher contribution margins than the overall gross margin and b) a drop in contribution margin of existing home transaction services, which was primarily due to the increase in fixed compensation costs for *Lianjia* agents. The decline in gross margin was partially offset by the increased contribution margin of home rental services.

Income from Operations

Total operating expenses decreased by 5.6% to RMB18.1 billion in 2025 from RMB19.2 billion in 2024.

- **General and administrative expenses** decreased by 9.9% to RMB8.1 billion in 2025, from RMB9.0 billion in 2024, primarily due to the decrease in share-based compensation expenses and provision for credit losses.

- **Sales and marketing expenses** decreased by 5.8% to RMB7.3 billion in 2025 from RMB7.8 billion in 2024, primarily due to the Company's cost optimization initiatives, including lower personnel costs as well as reduced advertising and promotion expenses.

- **Research and development expenses** increased by 13.0% to RMB2.6 billion in 2025 from RMB2.3 billion in 2024, primarily due to the increased personnel costs.

- **Impairment of goodwill, intangible assets and other long-lived assets.** We recorded impairment of goodwill of RMB116 million in 2025, compared to RMB98 million in 2024, primarily attributable to the impairment of goodwill triggered by the market fluctuation and its impact on our operations. No impairment of intangible assets and other long-lived assets has been recorded in 2025, compared to RMB53 million in 2024.

Income from operations was RMB2,111 million in 2025, compared to RMB3,765 million in 2024. **Operating margin** was 2.2% in 2025, compared to 4.0% in 2024, primarily due to a lower gross margin partially offset by the improved operating leverage in 2025, compared to 2024.

MANAGEMENT DISCUSSION AND ANALYSIS

Income tax expense

We recorded an income tax expense of RMB1,686 million in 2025, compared to RMB2,792 million in 2024.

Net income

Net income was RMB2,991 million in 2025, compared to RMB4,078 million in 2024.

Use of non-GAAP financial measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and formulating its business plan. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in formulating its business plan. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company's business. The Group recognized fair value loss and impairment in relation to its investments in *Beihaojia* business. As such impairment does not represent a non-recurring item, it has not been excluded when calculating Non-GAAP financial measures.

MANAGEMENT DISCUSSION AND ANALYSIS

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. **Adjusted income (loss) from operations** is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. **Adjusted operating margin** is defined as adjusted income (loss) from operations as a percentage of net revenues. **Adjusted net income (loss)** is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. **Adjusted net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders** is defined as net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. **Adjusted EBITDA** is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. **Adjusted net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders** is defined as adjusted net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

MANAGEMENT DISCUSSION AND ANALYSIS

The following table presents a reconciliation of income from operations to adjusted income from operations, net income to adjusted net income and adjusted EBITDA, and net income attributable to KE Holdings Inc.'s ordinary shareholders to adjusted net income attributable to KE Holdings Inc.'s ordinary shareholders for each of the periods indicated:

	For the Year Ended December 31,	
	2025	2024
	RMB	RMB
	(in thousands)	
Income from operations	**2,110,858**	3,764,967
Share-based compensation expenses	**1,904,924**	2,726,075
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	**117,399**	247,862
Impairment of goodwill, intangible assets and other long-lived assets	**116,332**	151,576
Adjusted income from operations	**4,249,513**	6,890,480
Net income	**2,991,014**	4,078,180
Share-based compensation expenses	**1,904,924**	2,726,075
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	**117,399**	247,862
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration[1]	**(92,433)**	24,371
Impairment of goodwill, intangible assets and other long-lived assets	**116,332**	151,576
Impairment of investments[1]	**5,840**	9,408
Tax effects on non-GAAP adjustments	**(26,143)**	(26,399)
Adjusted net income	**5,016,933**	7,211,073
Net income	**2,991,014**	4,078,180
Income tax expense	**1,686,089**	2,791,889
Share-based compensation expenses	**1,904,924**	2,726,075
Amortization of intangible assets	**138,260**	268,684
Depreciation of property, plant and equipment	**934,119**	743,728
Interest income, net	**(807,505)**	(1,260,163)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration[1]	**(92,433)**	24,371
Impairment of goodwill, intangible assets and other long-lived assets	**116,332**	151,576
Impairment of investments[1]	**5,840**	9,408
Adjusted EBITDA	**6,876,640**	9,533,748

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2025	2024
	RMB	RMB
	(in thousands)	
Net income attributable to KE Holdings Inc.'s ordinary shareholders	**2,993,975**	4,064,900
Share-based compensation expenses	**1,904,924**	2,726,075
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	**117,399**	247,862
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration[1]	**(92,433)**	24,371
Impairment of goodwill, intangible assets and other long-lived assets	**116,332**	151,576
Impairment of investments[1]	**5,840**	9,408
Tax effects on non-GAAP adjustments	**(26,143)**	(26,399)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	**(28)**	(28)
Adjusted net income attributable to KE Holdings Inc.'s ordinary shareholders	**5,019,866**	7,197,765

(1)   Impairment and fair value change of certain investments related to the *Beihaojia* business has not been exclude when calculating Non-GAAP measures.

MANAGEMENT DISCUSSION AND ANALYSIS

DISCUSSION OF KEY BALANCE SHEET ITEMS

Cash, cash equivalents, restricted cash, and short-term investments

Cash, cash equivalents, restricted cash, and short-term investments constitute our most liquid assets. Short-term investments include bank time deposits and investments in wealth management products issued by financial institutions. These products normally offer returns higher than bank deposits, maintain relatively low risk, and provide sufficient liquidity as they are redeemable upon short notice. We therefore consider such wealth management products part of our cash management program.

The total amount of cash, cash equivalents, restricted cash and short-term investments decreased from RMB61.6 billion as of December 31, 2024 to RMB55.5 billion as of December 31, 2025, mainly used in financing activities in 2025, partially offset by the cash provided by investing activities.

Accounts receivable, net of allowance for credit losses

A significant portion of accounts receivable was due from real estate developers for our new home transaction services. Our accounts receivable and contract assets, net of allowance for credit losses decreased from RMB5.5 billion as of December 31, 2024 to RMB3.9 billion as of December 31, 2025, primarily due to the decline of net revenues from new home transaction services.

We serve real estate developers in our new home transaction services and grant them credit terms relatively longer compared to individual and small brokerage firm clients in accordance with the market practice. As such, we may face risks related to the collection of our accounts receivable from real estate developers. In light of the liquidity concerns faced by certain real estate developers started from 2021, we have been implementing various prudent measures such as "Commission in Advance" model to ensure effective risk control and timely collection of accounts receivable. Our collection of accounts receivable for new home transaction services amounted to RMB33.4 billion in 2024 and RMB34.6 billion in 2025, compared to the net revenue from new home transaction services of RMB33.7 billion in 2024 and RMB30.6 billion in 2025. And we maintained our accounts receivable turnover days for new home transaction services at a relatively low level at 56 days in 2025, compared with 52 days in 2024. The accounts receivable turnover days for existing home transaction services, where our clients are individual housing customers and brokerage firms on our platform, were 7 days in 2024 and 7 days in 2025. We plan to continue to prudently manage our accounts receivable, in particular with respect to new home transaction services.

Accounts receivable turnover days for a given period are equal to average balances of accounts receivable at the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period.

Intangible assets, net

Our intangible assets net of accumulated amortization and impairment amounted to RMB858 million and RMB723 million as of December 31, 2024 and 2025, respectively. The decrease in 2025 was primarily due to the amortization of the intangible assets.

MANAGEMENT DISCUSSION AND ANALYSIS

Long-term investments, net

Our long-term investments amounted to RMB23.8 billion and RMB20.1 billion as of December 31, 2024 and 2025, respectively. The decrease from December 31, 2024 to December 31, 2025 was mainly due to a decrease in long-term time deposits and available-for-sale debt investments, which was partially offset by increase in wealth management products.

Goodwill

Our goodwill was RMB4,777 million and RMB4,660 million as of December 31, 2024 and 2025, respectively. The decrease in 2025 was primarily due to the RMB116 million impairment of the goodwill related to reporting units within the existing home transaction services segment and new home transaction services segment in certain cities as a result of changes in local market conditions.

Prepayments, receivables and other assets

The following table set forth the breakdown of this account as of the dates indicated.

	As of December 31,	
	2025	2024
	RMB	RMB
	(in thousands)	
Current:		
Prepaid rental and other deposits	1,154,495	1,552,279
Advances to suppliers	448,522	692,542
VAT-input deductible	745,485	637,686
Capitalized costs of obtaining contracts and prepaid initial direct costs	511,450	551,461
Deposits paid to real estate developers	178,249	196,241
Funds advanced to potential investees	–	153,577
Deposit paid for acquisition of land used for properties development	–	122,430
Prepaid income tax	146,646	64,163
Staff advances	48,126	59,762
Receivable related to employees' exercise of share-based awards	35,137	44,521
Interests receivable	7,340	15,263
Receivables from escrow account	23,030	9,992
Others	427,648	542,907
Total	3,726,128	4,642,824
Non-current:		
Deferred tax asset	1,257,595	1,005,127
VAT-input deductible	357,511	194,818
Others	147,996	22,332
Total	1,763,102	1,222,277

MANAGEMENT DISCUSSION AND ANALYSIS

Deposits paid to real estate developers refer to the earnest deposits paid by the Group to developers for new home transaction service contracts and will be collected back after we meet our service commitment. We implement stringent selection process for the real estate projects for which we provide marketing services and will only agree to make earnest deposits for those we are confident in meeting our sales commitment.

Accounts payable

The accounts payable decreased from RMB9,493 million as of December 31, 2024 to RMB6,052 million as of December 31, 2025, which was in line with the revenues from new home transaction services.

Short-term borrowings

As of December 31, 2024 and 2025, our short-term borrowings were RMB288 million and RMB208 million, respectively. The total balance of short-term loans as of December 31, 2025 mainly includes one bank loan in May 2025 with interest at one-year LPR (Loan Prime Rate) minus 89 basis points, as well as two bank loans in January and May 2025 with fixed loan interest rates of 2.48% and 2.38%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,	
	2025	2024
	RMB	RMB
	(in thousands)	
Selected Consolidated Cash Flow Data		
Net cash provided by (used in) operating activities	**(376,170)**	9,447,137
Net cash provided by (used in) investing activities	**5,894,327**	(9,378,025)
Net cash used in financing activities	**(9,793,199)**	(5,794,635)
Effect of exchange rate change on cash, cash equivalents and restricted cash	**(82,585)**	169,476
Net decrease in cash, cash equivalents and restricted cash	**(4,357,627)**	(5,556,047)
Cash, cash equivalents and restricted cash at the beginning of the year	**20,301,414**	25,857,461
Cash, cash equivalents and restricted cash at the end of the year	**15,943,787**	20,301,414

MANAGEMENT DISCUSSION AND ANALYSIS

To date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of December 31, 2024 and 2025, our cash, cash equivalents, restricted cash and short-term investments were RMB61.6 billion and RMB55.5 billion, respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities of less than three months. Our restricted cash is primarily pledged for bank borrowings, and escrow payments collected from the property buyers on behalf of and payable to the property sellers.

We believe that our cash balance and expected net cash inflows will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

Substantially all of our revenues have been, and we expect they are likely to continue to be, denominated in Renminbi. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior the State Administration of Foreign Exchange (國家外匯管理局) ("**SAFE**") approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years' accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering in July 2020 and our ADSs offering in November 2020 to make loans or capital contributions to our PRC subsidiaries.

Operating activities

Net cash used in operating activities in 2025 was RMB376 million. The difference between net cash used in operating activities and net income of RMB2,991 million in 2025 was the result of adding back RMB3,114 million for adjustments of non-cash items, adding back RMB9 million for dividend received from equity method investments and RMB210 million of investment and interest income received from wealth management products and time deposits, as well as removing RMB6,700 million used in working capital.

The adjustment of non-cash items primarily consisted of RMB1,905 million in share-based compensation expenses, RMB934 million in depreciation expenses, and RMB138 million in amortization of intangible assets.

The additional cash used in working capital was the result of: (i) a RMB3,344 million decrease in accounts payable, (ii) a RMB1,910 million decrease in employee compensation and welfare payable, (iii) a RMB1,006 million decrease in prepayments, receivables and other assets, (iv) a RMB4,729 million decrease in lease liabilities, and (v) a RMB1,251 million decrease in inventories, partially offset by a RMB4,213 million increase in right-of-use assets and a RMB1,483 million increase in accounts receivable and contract assets.

Net cash generated from operating activities in 2024 was RMB9.4 billion. The difference between net cash generated from operating activities and net income of RMB4,078 million in 2024 was the result of adding back RMB3,681 million for adjustments of non-cash items, adding back RMB16 million for dividend received from equity method investments and removing RMB253 million of investment and interest income, which are by nature investing activities, and adding RMB1,925 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB2,726 million in share-based compensation expenses, RMB744 million in depreciation expenses, RMB269 million in amortization of intangible assets, and RMB313 million in fair value changes in investments.

The additional cash released from working capital was the result of a RMB2,457 million increase in accounts payable, a RMB4,674 million increase in lease liabilities, a RMB1,387 million increase in contract liabilities, and a RMB1,093 million increase in accrued expenses and other current liabilities, partially offset by a RMB5,599 million increase in right-of-use assets, a RMB2,410 million increase in accounts receivable and contract assets, and a RMB270 million increase in prepayments, receivables and other assets.

MANAGEMENT DISCUSSION AND ANALYSIS

Investing activities

Net cash provided by investing activities in 2025 was RMB5.9 billion, consisting primarily of (i) RMB20.9 billion of maturities of time deposits and held-to-maturity debt investments, offset by RMB8.9 billion used to purchase time deposits and held-to-maturity debt investments, (ii) RMB83.0 billion of financing receivables principal collected, partially offset by RMB81.6 billion of financing receivables originated, (iii) RMB27.3 billion maturities of other short-term investments, offset by RMB27.1 billion used to purchase other short-term investments, (iv) RMB1.3 billion of repayments of loans from related parties and others, and (v) partially offset by RMB6.5 billion used to purchases other long-term investments.

Net cash used in investing activities in 2024 was RMB9.4 billion, consisting primarily of (i) RMB33.3 billion used to purchase other short-term investments, offset by RMB42.6 billion maturities of other short-term investments, (ii) RMB58.1 billion of financing receivables originated, offset by RMB56.6 billion of financing receivables principal collected, (iii) RMB3.9 billion of purchases of other long-term investments, and (iv) RMB24.0 billion used to purchase time deposits and held-to-maturity debt investments, offset by RMB12.1 billion of maturities of time deposits and held-to-maturity debt investments.

Financing activities

Net cash used in financing activities in 2025 was RMB9.8 billion, consisting primarily of (i) RMB6,581 million of repurchase of ordinary shares, (ii) RMB2,884 million of dividend payment, and (iii) RMB1,676 million outflow of change in customer deposits payable and other amounts collected and payable on behalf of others, net, partially offset by RMB839 million proceeds from related party loans, net, as well as a RMB413 million rental deposits received on behalf of others, net.

Net cash used in financing activities in 2024 was RMB5,795 million, consisting primarily of (i) RMB5,101 million of repurchase of ordinary shares, and (ii) RMB2,831 million of dividend payment, partially offset by a RMB2,140 million increase in customer deposits payable and payable related to escrow accounts services.

Capital Expenditures

Our capital expenditures were RMB1,037 million in 2024 and RMB608 million in 2025. In 2024 and 2025, our capital expenditures primarily represent cash paid for purchase of property, plant and equipment, intangible assets and other long-lived assets. We funded our capital expenditures primarily with net cash flows generated from operating activities.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Our material contractual obligations primarily consist of the following:

(i)   as of December 31, 2025, we have payment obligations totaling RMB402.4 million under existing construction contracts for the development of our self-developed properties. We expect to make the majority of these payments within the next two years, assuming that the contractors meet the contractual construction milestones;

(ii)   other obligations and commitments.

The following table sets forth other contractual obligations as of December 31, 2025:

	Total	2026	2027	2028	2029	2030	Thereafter
				(RMB in thousands)			
Short-term and long-term borrowings	390,634	207,717	182,917	–	–	–	–
Lease liability obligations	18,351,672	11,054,303	4,171,509	1,608,921	749,959	318,772	448,208
Operating lease commitments	771,354	220,962	229,618	182,053	90,934	38,981	8,806
Investment commitments	240,000	240,000	–	–	–	–	–
Capital commitments	232,009	82,398	82,398	67,213	–	–	–
Purchase of services	1,307	1,307	–	–	–	–	–

Except for commitments and obligations as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of December 31, 2025.

Off-Balance Sheet Arrangements

We provide financial guarantees through our subsidiaries for loans that we facilitate for certain financial partners or individual lenders. We are obligated to compensate the lenders for the principal and interest payment in the event of the borrowers' default. Therefore, we effectively provide guarantees to lenders against the credit risk.

Other than the above, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

MANAGEMENT DISCUSSION AND ANALYSIS

Contingent liabilities

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business.

On December 30, 2021, the Company and certain of its current officers and Directors were named as defendants in a putative securities class action filed in federal court, captioned *Chin v. KE Holdings Inc. et al.*, No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). On September 8, 2025, the parties executed a stipulation of settlement that resolves this action for US$4.95 million (RMB35 million). The settlement does not constitute an admission or finding that the claims asserted in the lawsuit had any merit. The Company denies any allegations of fault, liability, wrongdoing, or damages. The Company entered into the settlement to avoid the cost and disruption of further litigation. On November 7, 2025, the Company paid the settlement amount. On February 27, 2026, the Court entered final approval of the settlement. For further details of this action, please refer to the section headed "Report of the Directors – Material Litigation" and Note 26 to the Consolidated Financial Statements contained herein.

Except for the above, we did not have any material contingent liabilities.

SIGNIFICANT INVESTMENT AND MATERIAL ACQUISITION AND DISPOSAL

We did not have any significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures during the Reporting Period.

PLEDGE OF ASSETS

As of December 31, 2025, we pledged land use rights located in Chengdu, Shanghai and Hangzhou with carrying values of RMB2,077 million for certain revolving credit facilities. Other than these land use rights, we have no other material asset pledges.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

We did not have detailed future plans for significant investments or capital assets as of December 31, 2025.

MANAGEMENT DISCUSSION AND ANALYSIS

GEARING RATIO

As of December 31, 2025, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 43.0% (as of December 31, 2024: 46.3%).

FOREIGN EXCHANGE RISK

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment will be affected by the exchange rate between U.S. dollar and Renminbi.

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The appreciation of the Renminbi against the U.S. dollars was approximately 4.2% in the year ended December 31, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amounts we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash and interest expense related to loans. We held interest-bearing time deposits and wealth management products, which are included in short-term and long-term investments. As of December 31, 2025, our bank loans were primarily denominated in RMB, among which approximately RMB86.0 million were at fixed interest rates, and approximately RMB304.6 million were at floating interest rates. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

MANAGEMENT DISCUSSION AND ANALYSIS

EMPLOYEES AND REMUNERATION

As of December 31, 2025, we had a total of 119,245 employees. The following table sets forth the total number of employees categorized by function as of December 31, 2025:

Function	Number of employees
Agents and supporting staff	95,918
Platform operations	6,217
Research and development	2,025
Business development, sales and marketing	5,439
Administration and management	9,646
Total	**119,245**

We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. In addition to the required social security plans, we also offer bonuses to employees to encourage higher performance quality. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

DIRECTORS AND SENIOR MANAGEMENT

Our Board consists of eight Directors, including four executive Directors, one non-executive Director and three independent non-executive Directors. The following table provides certain information about our Directors during the Reporting Period and up to the Latest Practicable Date:

Name	Age	Position
Yongdong Peng (彭永東)	46	Co-founder, Chairman of the Board, Executive Director and Chief Executive Officer
Yigang Shan (單一剛)	53	Co-founder and Executive Director
Wangang Xu (徐萬剛)	60	Vice Chairman of the Board and Executive Director
Tao Xu (徐濤)	52	Executive Director and Chief Financial Officer
Jeffrey Zhaohui Li (李朝暉)	50	Non-executive Director
Xiaohong Chen (陳小紅)	56	Independent Non-executive Director
Hansong Zhu (朱寒松)	56	Independent Non-executive Director
Jun Wu (武軍)	57	Independent Non-executive Director

FOUNDER AND PERMANENT CHAIRMAN EMERITUS

Hui Zuo (左暉), our founder and permanent chairman emeritus, was a pioneer and visionary and respected leader in China's housing transactions and services industry. Through his vision and leadership, we have gained tremendous amount of industry and operational know-hows through over 20 years of execution excellence, and evolved into the leading platform we are today. During his chairman capacity, Mr. Zuo, together with Beike's co-founders, Mr. Yongdong Peng and Mr. Yigang Shan, had led our senior management to execute his strong vision to build and launch our *Beike* platform, pioneer the creation of ACN, continuously invest in talents and technologies, and proactively address industry-wide issues to achieve our continued growth and success. Honored as permanent chairman emeritus, Mr. Zuo's values and beliefs have been imprinted in our core DNA, strengthening the commitment of our management team and leading our self-driven transformations along the journey ahead.

Mr. Zuo served as our chairman since he founded Beijing Lianjia in 2001. In addition, Mr. Zuo held positions in various social organizations, such as the vice president of China Institute of Real Estate Appraisers and Agents since 2013, the vice president of the China Real Estate Chamber of Commerce since 2016, and a standing member of the 12th Executive Committee of All-China Federation of Industry and Commerce since 2017.

DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Yongdong Peng (彭永東), aged 46, is the co-founder, the chairman of the Board, an executive Director and the chief executive officer of the Company.

Mr. Peng co-founded Beike with Mr. Zuo and Mr. Yigang Shan and has been serving as the chairman of the Board since May 2021 and an executive Director since December 2018. Mr. Peng has been the chief executive officer of Lianjia.com (Beijing) Technology Co., Ltd. (鏈家網(北京)科技有限公司) (currently known as Beike Zhaofang (Beijing) Technology Co., Ltd. (貝殼找房(北京)科技有限公司)), a wholly-owned subsidiary of the Company, since April 2017 and successively served as the vice general manager and general manager of Beijing Lianjia from January 2010 to March 2025.

Mr. Peng has accumulated extensive experience in technology and strategic consulting. Prior to joining the Group, Mr. Peng served as a senior consultant of strategy and revolution at IBM China Company Limited (國際商業機器(中國)有限公司) from July 2006 to January 2010. He acted as a senior manager at E-Power (Hangzhou) Co., Ltd. (伊博電源(杭州)有限公司) from August 2001 to March 2003.

Mr. Peng received a bachelor's degree in electrical engineering and automation from Zhejiang University (浙江大學) in June 2001 and an IMBA degree from Tsinghua University (清華大學) in July 2006 (a joint program by Tsinghua University and Massachusetts Institute of Technology).

Yigang Shan (單一剛), aged 53, is the co-founder and an executive Director of the Company.

Mr. Shan co-founded Beike with Mr. Zuo and Mr. Yongdong Peng. Mr. Shan has been serving as an executive Director of the Company since July 2018. He served as a director of Beijing Lianjia from December 2007 to September 2021 and has been deeply involved in all strategic decisions of Beijing Lianjia in its early development stage, which lays the foundation for the Group. Mr. Shan has served as a director of Ziroom Inc. since December 2017, and an independent non-executive director of Keep Inc., a company listed on the Stock Exchange with the stock code 3650, since July 2023.

Mr. Shan has accumulated a deep understanding and experience in the real estate brokerage industry as a veteran and pioneer in the industry. Prior to joining the Group, Mr. Shan was a co-founder and served as the vice president of Dalian Haowangjiao Real Estate Brokerage Co., Ltd. (大連好旺角房屋經紀有限公司), a China-based company engaged in real estate brokerage business, from December 1999 to November 2007.

Mr. Shan received an EMBA degree from Tsinghua University in January 2019.

Wangang Xu (徐萬剛), aged 60, is the vice chairman of the Board and an executive Director of the Company.

Mr. Wangang Xu has been serving as the vice chairman of the Board since July 2023 and an executive Director since May 2021, and also served as a Director from December 2018 to August 2020. He successively served as the co-chief operating officer and chief operating officer of the Company from May 2018 to July 2023. From July 2017 to May 2018, Mr. Wangang Xu served as the head of the western region of the Group and was responsible for the overall operation management of the western region of the Company. From December 2015 to June 2017, Mr. Wangang Xu served as the general manager of Sichuan Lianjia Real Estate Brokerage Co., Ltd. (四川鏈家房地產經紀有限公司) ("**Sichuan Lianjia**"), a wholly-owned subsidiary of the Company. Mr. Wangang Xu founded Sichuan Eden City Real Estate E-Commerce Co., Ltd. (四川伊甸城房產電子商務有限公司) in August 2004 which was deregistered in March 2014 and Sichuan Eden City Real Estate Brokerage Co., Ltd. (四川伊甸城不動產經紀有限公司) in December 2009 and served as the general manager, the latter of which was renamed as Sichuan Yicheng Real Estate Brokerage Co., Ltd. (四川伊誠房地產經紀有限公司) in April 2011, and was subsequently acquired by Beijing Lianjia in December 2015 and renamed as Sichuan Lianjia. Mr. Wangang Xu served as a manager of Chengdu Chengdian Wantong Investment Co., Ltd. (成都成電萬通投資有限公司) from September 2001 to September 2004. Mr. Wangang Xu successively served as a staff member and manager in technology R&D department of No. 10 Research Institute of Ministry of Electronics Industries (電子工業部第十研究所) (currently known as China Electronics Technology Group Corporation No. 10 Research Institute (中國電子科技集團公司第十研究所)) from September 1986 to August 2001.

Mr. Wangang Xu received a bachelor's degree in electronic engineering from Chengdu Institute of Radio Engineering (成都電訊工程學院, currently known as University of Electronic Science and Technology of China (電子科技大學)) in July 1986.

DIRECTORS AND SENIOR MANAGEMENT

Tao Xu (徐濤), aged 52, is an executive Director and the chief financial officer of the Company.

Mr. Tao Xu has been serving as an executive Director since August 2021 and also served as a Director from December 2018 to August 2020. Mr. Tao Xu has been the chief financial officer of Beike since November 2016. Prior to joining the Group, Mr. Tao Xu served as the chief financial officer of Beijing SenseTime Technology Development Co., Ltd. (北京市商湯科技開發有限公司) from June 2016 to October 2016. From August 2014 to December 2015, Mr. Tao Xu served as the chief financial officer of Beijing Didi Infinity Technology and Development Co., Ltd. (北京嘀嘀無限科技發展有限公司). From September 2011 to July 2014, Mr. Tao Xu served as the chief financial officer of the China Region of Dimension Data Information Technology (Beijing) Co., Ltd. (達科信息科技(北京)有限公司). From April 2008 to February 2011, Mr. Tao Xu served as the financial director of China Region of Sun Microsystems China Co., Ltd. (太陽計算機系統(中國)有限公司). From May 2001 to March 2008, Mr. Tao Xu successively served as the financial director of Greater China and the chief financial officer at Lucent Technology (China) Co., Ltd. (朗訊科技(中國)有限公司). From 1999 to 2001, Mr. Tao Xu served as the financial manager of Beijing Sohu Internet Information Service Co., Ltd. (北京搜狐互聯網信息服務有限公司). Prior to that, Mr. Tao Xu worked at Pepsi.

Mr. Tao Xu received his bachelor's degree in economics from Capital University of Economics and Business (首都經濟貿易大學) in July 1996 and a master's degree of commerce in international professional accounting from the University of New South Wales in October 2005.

NON-EXECUTIVE DIRECTOR

Jeffrey Zhaohui Li (李朝暉), aged 50, is a non-executive Director of the Company.

Mr. Jeffrey Zhaohui Li has been serving as a Director since December 2018 and was re-designated as a non-executive Director in May 2022. Mr. Jeffrey Zhaohui Li joined Tencent in March 2011, and currently serves as the vice president and the head of investment department at Tencent, and as the managing partner of Tencent Investment. He was an investment principal at Bertelsmann Asia Investment Fund from September 2008 to May 2010. Prior to that, Mr. Jeffrey Zhaohui Li held various positions related to product and business in Google and Nokia.

Mr. Jeffrey Zhaohui Li also holds or held directorships at various other public companies. Mr. Jeffrey Zhaohui Li has been a director of Kuaishou Technology, a company listed on the Stock Exchange with the stock code 1024, since March 2017. He has been a director of Zhihu Inc., a company listed on the NYSE under the symbol "ZH" and the Stock Exchange with the stock code 2390, since September 2015. Mr. Jeffrey Zhaohui Li served as a director of Fenbi Ltd., a company listed on the Hong Kong Stock Exchange with the stock code 2469, from December 2020 to March 2023, a director of Howbuy Wealth Management Co., Ltd. (好買財富管理股份有限公司), a company listed on the National Equities Exchange and Quotations (全國中小企業股份轉讓系統) with stock code 834418, from December 2013 to August 2022, and a director of Missfresh Limited, a company listed on the Nasdaq Stock Market ("**Nasdaq**") under the symbol "MF," from June 2017 to November 2021.

Mr. Jeffrey Zhaohui Li received a bachelor's degree in economics majoring in enterprise management from Peking University (北京大學) in July 1998 and an MBA degree from Duke University Fuqua School of Business in May 2004.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Xiaohong Chen (陳小紅), aged 56, is an independent non-executive Director of the Company.

Ms. Xiaohong Chen has been serving as an independent Director of the Company since August 2020 and was re-designated as an independent non-executive Director in May 2022. She has been serving as the founding and managing partner of H Capital since March 2014. Before founding H Capital, Ms. Xiaohong Chen served as a managing director at Tiger Global from September 2004 to February 2012, responsible for its investment activities in China. Ms. Xiaohong Chen served as a vice president of Joyo.com from February 2004 to September 2004. Ms. Xiaohong Chen worked at Veronis Suhler Stevenson from July 1994 to February 2004, where she lastly served as a managing director. Ms. Xiaohong Chen has served as a director of Distinct Healthcare Holdings Limited (卓正醫療控股有限公司), a company listed on the Hong Kong Stock Exchange with the stock code 2677, since September 2019 and was re-designated as a non-executive director in April 2024.

Ms. Xiaohong Chen received a bachelor's degree in history from Peking University in July 1992 and a master's degree in library service from Rutgers University in May 1994.

DIRECTORS AND SENIOR MANAGEMENT

Hansong Zhu (朱寒松), aged 56, is an independent non-executive Director of the Company.

Mr. Hansong Zhu has been serving as an independent Director of the Company since August 2021 and was re-designated as an independent non-executive Director in May 2022. Mr. Hansong Zhu founded Seekers Capital (Jiangyin) Co., Ltd. (江陰霞客私募基金管理有限公司) in March 2022 and currently serves as its chairman and general manager. Mr. Hansong Zhu worked for Goldman Sachs Group Inc. ("**Goldman Sachs**") from June 2000 to December 2019 and successively served several positions, including associate, executive director, managing director and partner. Before retiring from Goldman Sachs in December 2019, Mr. Hansong Zhu was the co-head of China Investment Banking, the head of industrial and natural resources group in Asia Ex-Japan, the chief executive officer of Goldman Sachs Gao Hua Securities Company Limited, and a member of the Asia Pacific Commitments Committee and Investment Banking Division Client and Business Standards Committee of Goldman Sachs. Prior to joining Goldman Sachs, Mr. Hansong Zhu worked at China International Capital Corporation Limited from November 1995 to June 2000. Mr. Hansong Zhu has been an independent non-executive director of Geely Automobile Holdings Limited (吉利汽車控股有限公司), a company listed on the Hong Kong Stock Exchange with the stock code 175, since October 2023. He served as an independent director of Kidswant Children Products Co., Ltd. (孩子王兒童用品股份有限公司), a company listed on the Shenzhen Stock Exchange with the stock code 301078, from March 2020 to May 2022, and Missfresh Limited, a company listed on the Nasdaq under the symbol "MF," from June 2021 to September 2022.

Mr. Hansong Zhu received a bachelor's degree in economics from Nanjing University (南京大學) in July 1991 and a master's degree in economics from Peking University in July 1994.

Jun Wu (武軍), aged 57, is an independent non-executive Director of the Company.

Mr. Jun Wu has been serving as an independent Director of the Company since March 2022 and was re-designated as an independent non-executive Director in May 2022. Mr. Jun Wu has served as the president of digital energy and intelligent computing group of iSoftStone Information Technology (Group) Co., Ltd. (軟通動力信息技術(集團)股份有限公司), a company listed on the Shenzhen Stock Exchange with the stock code 301236, since April 2024. Mr. Jun Wu has also been serving as a non-independent director of Unilumin Group Co., Ltd. (深圳市洲明科技股份有限公司), a company listed on the Shenzhen Stock Exchange with the stock code 300232, since May 2022.

From August 2010 to May 2017, Mr. Jun Wu held various positions, including chief executive officer, chief financial officer and executive vice president, at AsiaInfo Holdings, LLC (formerly known as AsiaInfo-Linkage, Inc., a provider of telecommunication software solutions and services in China that was listed on the Nasdaq from 2000 to 2014). From February 2008 to August 2010, he served as the chief financial officer of iSoftStone Information Technology (Group) Co., Ltd. Prior to that, Mr. Jun Wu served as a vice president in the finance department at Huawei Technologies Co., Ltd. (華為技術有限公司) from May 2006 to February 2008. From April 1997 to June 2005, he worked for Lucent Technology (China) Co., Ltd. (朗訊科技(中國)有限公司) and held various positions, lastly as the chief financial officer in the Greater China area. From August 1995 to November 1996, he was an accountant at the Beijing Representative Office of SAP AG and subsequently at SAP (Beijing) Software System Co., Ltd. (SAP(北京)軟件系統有限公司). Prior to that, Mr. Jun Wu held certain financial management positions, including the management accountant, sales routine supervisor and logistics assistant manager, at Wall's China Co., Ltd. (和路雪(中國)有限公司) from January 1991 to April 1995.

Mr. Jun Wu graduated from the University of International Business and Economics (對外經濟貿易大學) with a diploma majoring in international accounting in July 1989. He received a master's degree in business administration from City University of Seattle in June 1999.

SENIOR MANAGEMENT

Our senior management is responsible for the day-to-day management of our business. The following table sets out certain information in respect of the senior management of the Group during the Reporting Period and up to the Latest Practicable Date:

Name	Age	Position
Yongdong Peng （彭永東）	46	Co-founder, Chairman of the Board, Executive Director and Chief Executive Officer
Yigang Shan （單一剛）	53	Co-founder and Executive Director
Wangang Xu （徐萬剛）	60	Vice Chairman of the Board and Executive Director
Tao Xu （徐濤）	52	Executive Director and Chief Financial Officer

DIRECTORS AND SENIOR MANAGEMENT

Yongdong Peng (彭永東), aged 46, is the co-founder, the chairman of the Board, an executive Director and the chief executive officer of the Company. For further details, please refer to the section headed "－Executive Directors" above.

Yigang Shan (單一剛), aged 53, is the co-founder and an executive Director of the Company. For further details, please refer to the section headed "－Executive Directors" above.

Wangang Xu (徐萬剛), aged 60, is the vice chairman of the Board and an executive Director. For further details, please refer to the section headed "－Executive Directors" above.

Tao Xu (徐濤), aged 52, is an executive Director and the chief financial officer of the Company. For further details, please refer to the section headed "－Executive Directors" above.

JOINT COMPANY SECRETARIES

Siting Li (李思婷), the joint company secretary and the director of the investor relationship department of the Company, joined the Company in June 2018. Prior to joining the Company, she lastly served as the senior investment manager at Nanshan Group Capital Investment Co., Ltd. (南山集團資本投資有限公司) from 2013 to 2018. She also has experiences in strategy and management consulting.

Ms. Li obtained a master's degree from The London School of Economics and Political Science.

Yee Wa Lau (劉綺華) has been appointed as one of our joint company secretaries with effect from the Listing Date.

Ms. Lau is a director of Corporate Services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services. Ms. Lau has over 20 years of experience in the corporate secretarial field. She has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies.

Ms. Lau currently serves as the company secretary/joint company secretary in several listed companies on the Stock Exchange, namely, BAIOO Family Interactive Limited (stock code: 2100), Meituan (stock code: 3690), Transmit Entertainment Limited (stock code: 1326), Everest Medicines Limited (stock code: 1952), Li Auto Inc. (stock code: 2015), Zhihu Inc. (stock code: 2390), RoboSense Technology Co., Ltd. (stock code: 2498), Aux Electronic Co, Ltd. (stock code: 2580) and OmniVision Integrated Circuits Group, Inc. (stock code: 0501).

Ms. Lau is a Chartered Secretary, a Chartered Governance Professional and an Associate of both The Hong Kong Chartered Governance Institute (formerly known as The Hong Kong Institute of Chartered Secretaries) and The Chartered Governance Institute in the United Kingdom. Ms. Lau obtained her bachelor of business administrative management from the University of South Australia.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES

Changes in Directors' information are set out below pursuant to Rule 13.51B(1) of the Listing Rules since the disclosure made in the 2025 Interim Report of the Company and up to the Latest Practicable Date:

Name of Director	Details of Changes
Xiaohong Chen	Ms. Xiaohong Chen has served as a director of Distinct Healthcare Holdings Limited (卓正醫療控股有限公司), a company listed on the Hong Kong Stock Exchange on February 6, 2026 with the stock code 2677, since September 2019 and was re-designated as a non-executive director in April 2024.

Mr. Jun Wu has entered into a director service agreement with the Company on March 29, 2026 to extend the previous director service agreement for an additional term of one year, with the provisions (including the extension for additional term) of which were substantially the same as the previous director service agreement. There is no change to his emoluments.

For the emoluments of the Directors and chief executive officer, please refer to Note 29 to the Consolidated Financial Statements.

Save for the information disclosed herein, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules as of the Latest Practicable Date.

REPORT OF THE DIRECTORS

The Board is pleased to present this Report of Directors, together with the consolidated financial statements of the Group for the year ended December 31, 2025 (the "**Consolidated Financial Statements**").

GENERAL INFORMATION

The Company was incorporated in the Cayman Islands on July 6, 2018 as an exempted limited liability company under the laws of the Cayman Islands. The Class A ordinary shares of the Company were listed on the Main Board of the Hong Kong Stock Exchange since May 11, 2022 under the stock code 2423. The Company's ADSs have been listed and traded on the NYSE since August 13, 2020 under the symbol "BEKE."

PRINCIPAL ACTIVITIES

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates *Lianjia*, China's leading real estate brokerage brand in respect of service quality and an integral part of its *Beike* platform. With more than 24 years of operating experience through *Lianjia* since its inception in 2001, the Company believes the success and proven track record of *Lianjia* pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

BUSINESS REVIEW

The business review and business outlook of the Group is set out in the sections headed "Business Overview" and "Management Discussion and Analysis" in this annual report.

PRINCIPAL RISKS AND UNCERTAINTIES

Our business involves certain risks as set out in the section headed "Risk Factors" in the Listing Document and the annual report on Form 20-F for the year ended December 31, 2025 filed with the SEC. The following list is a summary of certain principal risks and uncertainties Group faces, some of which are beyond its control.

Risks Related to Our Business and Industry

- Our business is susceptible to fluctuations in China's housing related industry.

- Our business is subject to government regulations and policies guiding China's economy in general and, specifically, on existing and new home sales and home rentals.

- If we are unable to continue to provide satisfactory experience to customers, our business and reputation may be materially and adversely affected.

- We may not succeed in continuing to maintain, protect and strengthen our brands, and any negative publicity about us, our business, our management, our business partners or the housing related industry in general may materially and adversely affect our reputation, business, results of operations and growth.

- If our platform is unable to continue to offer comprehensive authentic property listings, our business, financial condition and results of operations could be materially and adversely affected.

- We have a limited operating history under our platform business model, and our historical growth and performance may not be indicative of our future growth and financial results.

- Any failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.

- Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services.

- We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

- We incurred net losses in the past, and we may not be able to remain profitable or increase profitability in the future.

- Our business is sensitive to economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and operating results.

REPORT OF THE DIRECTORS

Risks Related to Our Corporate Structure

- KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own and does not have a majority of equity ownership in the VIEs. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain Contractual Arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the Contractual Arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and the Company as a group.

- We rely on Contractual Arrangements with the VIEs and their shareholders to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs, which may not be as effective as direct ownership in providing operational control.

- Any failure by the VIEs or their shareholders to perform their obligations under our Contractual Arrangements with them would have a material and adverse effect on part of our business.

Risks Related to Doing Business in China

- Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

- Evolvements of the PRC legal system, including risks that rules and regulations can change quickly with little advance notice and the enforcement practice of rules and regulations may vary, could result in uncertainties that could have a material adverse change in our operations and the value of our ADSs.

- The PRC government's oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, and has implemented, and may continue to implement, regulatory requirements. Our failure to meet such requirements could result in a material change in our operations and/or the value of our securities.

- Filings, approvals or other administration requirements of the China Securities Regulatory Commission (中國證券監督管理委員會), the Cyberspace Administration of China (中華人民共和國國家互聯網信息辦公室) or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

- The Public Company Accounting Oversight Board (the "**PCAOB**") had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections.

- Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act (the "**HFCAA**") in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named the Company as a "Commission-Identified Issuer" following the filing of the Company's 2021 Form 20-F. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, 2023 or 2024 and do not expect to be so identified after we file our annual report on Form 20-F for the year ended December 31, 2025.

- You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our Directors and officers named in the annual report based on foreign laws. Substantially all of our officers and Directors are located in China, and it may be difficult to enforce liabilities and enforce judgments on those individuals.

REPORT OF THE DIRECTORS

Risks Related to Our Shares and ADSs

• The trading price of the ADSs and Class A ordinary shares may be volatile, which could result in substantial losses to investors.

• Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the condensed consolidated results and financial positions of the Group is set out on page 2 of this annual report.

SHARE CAPITAL

Details of movements in the share capital of the Company for the year ended December 31, 2025 are set out in the Consolidated Statements of Changes in Shareholders' Equity in this annual report.

WEIGHTED VOTING RIGHTS

The Company has a weighted voting rights structure. Under the Company's WVR structure, the Company's share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any matters subject to the vote at general meetings of the Company, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis. The Company's WVR structure enables the WVR Beneficiaries to hold Shares with a higher voting power than the holders of Class A ordinary shares. Mr. Yongdong Peng, the co-founder, the chairman, an executive Director and the chief executive officer of the Company, and Mr. Yigang Shan, the co-founder and an executive Director of the Company, are the WVR Beneficiaries holding the Class B ordinary shares. Such shareholding will enable the Company to benefit from the continuing vision and leadership of Mr. Yongdong Peng and Mr. Yigang Shan, who will exercise their voting power with a view to promote the Company's long-term prospects and strategy.

Prospective investors are advised to be aware of the potential risks of investing in companies with WVR structure, in particular that interests of the WVR Beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exercise their higher voting power to influence the affairs of our Company and the outcome of Shareholders' resolutions, irrespective of how other Shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

The table below sets out the ownership and voting rights held by the WVR Beneficiaries as of the Latest Practicable Date:

Name of WVR Beneficiaries	Number of Class A ordinary shares	Number of Class B ordinary shares	Approximate percentage of issued share capital[1]	Approximate percentage of voting rights[1][2]
Yongdong Peng[3]	77,269,602	95,670,923	4.9%	21.9%
Yigang Shan[4]	56,505,575	41,510,155	2.8%	10.0%
Total	**133,775,177**	**137,181,078**	**7.8%**	**31.8%**

Notes:

(1) The calculation is based on the total number of 3,356,594,900 Class A ordinary shares and 137,181,078 Class B ordinary shares issued as of the Latest Practicable Date.

(2) On the basis that Class A ordinary shares entitle the Shareholder to one vote per Share and Class B ordinary shares entitle the Shareholder to ten votes per Share, without taking into consideration the voting rights of 849,601,280 Class A ordinary shares held by Propitious Global.

(3) 95,670,923 Class B ordinary shares and 77,269,602 Class A ordinary shares are held by Ever Orient International Limited, which is wholly owned by Data Bliss Limited. Data Bliss Limited is wholly owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of the discretionary trust are Mr. Yongdong Peng and his family members.

(4) 41,510,155 Class B ordinary shares and 56,505,575 Class A ordinary shares are held by Clover Rich Limited, which is wholly owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly owned by Trident Trust Company (HK) Limited as the trustee of a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of the discretionary trust are Mr. Yigang Shan and his family members.

Class B ordinary shares may be converted into Class A ordinary shares on a one-to-one ratio. Assuming the conversion of all the remaining 137,181,078 Class B ordinary shares into Class A ordinary shares, the number of Class A ordinary shares will increase by 137,181,078, representing approximately 4.1% of the total number of issued Class A ordinary shares as of the Latest Practicable Date.

The weighted voting rights attached to our Class B ordinary shares held by one WVR Beneficiary will cease when such WVR Beneficiary no longer has beneficial ownership of any of our Class B ordinary shares. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where a WVR Beneficiary is: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B ordinary shares have transferred to another person the beneficial ownership of, or economic interest in, the Class B ordinary shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules;

(iv)   when the Class B ordinary shares have been converted to Class A ordinary shares;

(v)   neither of the WVR Beneficiaries having control over the exercise of the voting rights of the Shares held by Propitious Global immediately upon the Listing on the Hong Kong Stock Exchange (the "**Subject Shares**") for reasons within or outside their control. For the avoidance of doubt, (A) subject to the Listing Rules, (i) any sale, transfer, assignment or disposition of any part or all of the Subject Shares by Propitious Global to any person, or (ii) a change of control of the ultimate beneficial ownership of any part or all of the Subject Shares or Propitious Global to any person (the above activities are collectively referred to as "**Transactions**"), and (B) consequentially resulting in the loss of control over the exercise of the voting rights of the relevant Subject Shares that are subject to the Transactions, will not give rise to any obligation to convert the Class B ordinary shares to Class A ordinary shares; or

(vi)   a director holding vehicle holding Class B ordinary shares no longer complies with the principle that the weighted voting rights attached to a beneficiary's shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them (through voting proxies or otherwise).

The Company and the WVR Beneficiaries will notify the Hong Kong Stock Exchange as soon as practicable with details of the event set out in paragraphs (ii), (iii), (v) and (vi) above.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the Consolidated Financial Statements in this annual report.

RESULTS

The results of the Group for the year ended December 31, 2025 are set out in the Consolidated Financial Statements in this annual report.

MAJOR CUSTOMERS AND SUPPLIERS

Our five largest customers accounted for 4.8% of our total net revenues for the year ended December 31, 2025.

Our five largest suppliers accounted for 10.2% of our total purchases for the year ended December 31, 2025.

OUR ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) INITIATIVES

Discussions on the Group's environmental policies and performance, and an account of the Group's key relationships with its stakeholders are set out in the Environmental, Social and Governance Report which will be presented in a separate report and published on the websites of the Company at investors.ke.com and the Hong Kong Stock Exchange at www.hkexnews.hk at the same date of this report.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS

During the year ended December 31, 2025, as far as the Board is aware, the Group has complied with the relevant laws and regulations that have a significant impact on the Group in all material respects.

REPORT OF THE DIRECTORS

MATERIAL LITIGATION

On December 30, 2021, we and certain of our current officers and Directors were named as defendants in a putative securities class action filed in federal court, captioned *Chin v. KE Holdings Inc. et al.*, No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). This action was brought shortly after Muddy Waters Capital LLC announced on December 16, 2021, that it took a short position in the Company as its research showed that the Company overstated the number of agents and stores, its GTV, and its revenues. Plaintiff in this putative securities class action based its allegations mainly on the allegations in the report. Plaintiff alleged, in sum and substance, that the Company's disclosures were materially false and/or misleading because they: (i) inflated the Company's GTV; (ii) inflated the Company's revenues; and (iii) inflated the number of stores and agents using the Company's platform. The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of these alleged misstatements and omissions in our SEC filings and public disclosure documents, in violation of Sections 10 (b) and 20 (a) of the U.S. Securities Exchange Act of 1934 (the "**Exchange Act**"), and Rule 10b-5 promulgated thereunder and Section 11, Section 12 (a) (2) and Section 15 of the U.S. Securities Act of 1933 (the "**Securities Act**"). On February 26, 2024, the Court granted in part and denied in part defendants' motion to dismiss, and plaintiff was granted leave to replead to address the complaint's deficiencies identified by the Court. On March 18, 2024, plaintiff filed its Second Amended Complaint with all Exchange Act claims removed. On April 10, 2024, the Court ordered motion-to-dismiss briefing for the Second Amended Complaint to be completed in June 2024. On May 13, 2024, plaintiff filed its Third Amended Complaint, which removes all Exchange Act claims and asserts claims under Sections 11, 12 (a) (2) and 15 of the Securities Act regarding the disclosed total number of stores and agents on the Company's platform as of September 30, 2020 in the November 19, 2020 follow-on offering documents. On June 17, 2024, the Company filed its answer. On October 24, 2024, plaintiff voluntarily dismissed the officer and director defendants. On April 15, 2025, the parties notified the Court that they had reached a settlement in principle and requested a stay of all current deadlines pending the submission of the motion for preliminary approval of the settlement. On September 8, 2025, the parties executed a stipulation of settlement that resolves this action for US$4.95 million. The settlement does not constitute an admission or finding that the claims asserted in the lawsuit had any merit. The Company denies any allegations of fault, liability, wrongdoing, or damages. The Company entered into the settlement to avoid the cost and disruption of further litigation. On September 9, 2025, plaintiff moved for preliminary approval of the settlement. On October 24, 2025, the Court granted preliminary approval of the settlement. On February 27, 2026, the Court entered final approval of the settlement.

Saved as disclosed in this annual report, the Company was not involved in any material litigation or arbitration during the Reporting Period, and the Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period and up to the Latest Practicable Date.

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this annual report, no other important events affecting the Group occurred since December 31, 2025 and up to the Latest Practicable Date.

DIVIDEND POLICY AND FINAL DIVIDEND

The Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

On March 18, 2025, the Board declared a final cash dividend of US$0.12 per ordinary share, or US$0.36 per ADS, payable in U.S. dollars for the year ended December 31, 2024. The aggregate amount of the final cash dividend paid was approximately US$0.4 billion.

On March 16, 2026, the Board declared a final cash dividend of US$0.092 per ordinary share, or US$0.276 per ADS, payable in U.S. dollars for the year ended December 31, 2025. The aggregate amount of the final cash dividend paid was approximately US$0.3 billion.

Shing Lee International Limited ("**Shing Lee**"), holding Class A ordinary shares on behalf of our employees, has waived dividends on Class A ordinary shares held by it that have not been allocated to our employees. The total amount of dividends waived by Shing Lee represents less than 0.04 per cent and 0.001 per cent of the value of dividends paid during the year ended December 31, 2025 and during this year, respectively.

DISTRIBUTABLE RESERVE

As of December 31, 2025, the Company had distributable reserve of RMB38,511 million.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group during the year ended December 31, 2025 are set out in Note 9 to the Consolidated Financial Statements.

BORROWINGS

The Group had RMB391 million of bank borrowings and other borrowings as of December 31, 2025 (December 31, 2024: RMB288 million).

Details of bank borrowings and other borrowings of the Company and its subsidiaries as of December 31, 2025 are set out in Note 14 to the Consolidated Financial Statements.

REPORT OF THE DIRECTORS

DONATION

During the year ended December 31, 2025, the Group made charitable donations of approximately RMB42 million.

DEBENTURE ISSUED

The Group has not issued any debentures during the year ended December 31, 2025.

EQUITY-LINKED AGREEMENTS

Save as disclosed in the subsection headed "The Share Incentive Plans" in this annual report, no equity-linked agreements were entered into by the Company or subsisted during the year ended December 31, 2025.

CONNECTED TRANSACTIONS

For non-exempt continuing connected transactions, please refer to the subsection headed "Contractual Arrangements" for details on the Contractual Arrangements of the Company for the Reporting Period.

Save as disclosed in this annual report, during the Reporting Period, the Company had no connected transactions or continuing connected transactions which are required to be disclosed under the Listing Rules. The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules with respect to the continuing connected transactions entered into by the Group during the Reporting Period.

CONTRACTUAL ARRANGEMENTS

(1) Contractual Arrangements in Place Adopted before the Listing on the Hong Kong Stock Exchange

The following simplified diagrams illustrate the flow of economic benefits from the Consolidated Affiliated Entities to the Group under the Contractual Arrangements:


The Company
100%
WFOEs(1)
registered shareholders(3)
comprehensive technical support and consulting services
service fees
VIEs(2) and their respective subsidiaries

Contractual Arrangements with Beijing Lianjia and its Shareholders


The Company
100%
Beike Tianjin
Other registered shareholders(4)
comprehensive technical support and consulting services
30%
service fees
70%
Beijing Lianjia

REPORT OF THE DIRECTORS

Notes:

(1) The WFOEs (other than Beike Tianjin) refer to Jinbei Tianjin and Beike Jinke.

(2) The VIEs (other than Beijing Lianjia, with whom the Contractual Arrangements and its shareholders have been disclosed in a separate diagram above) refer to Tianjin Xiaowu, Yiju Taihe, Beijing Beijia and Beijing Beihao. Each of Tianjin Wuke and Beike Zhaofang Web is a subsidiary of Tianjin Xiaowu. Each of Beijing Zhongrongxin, Beijing Ehomepay, Anli Insurance Brokerage and Beike Small Loan is a subsidiary of Yiju Taihe.

(3) The registered shareholders of Tianjin Xiaowu are Mrs. Zuo and Mr. Yigang Shan, holding 94% and 6% equity interests, respectively.

The registered shareholders of Yiju Taihe are (i) Beijing Lianjia, holding 80% equity interests; (ii) Mrs. Zuo, Mr. Yigang Shan, Mr. Wangang Xu and entities controlled by Mrs. Zuo or Mr. Yigang Shan, holding 17% equity interests in aggregate and (iii) several other individuals and entities associated with us holding 3% equity interests in aggregate and those individuals and entities were existing shareholders of Yiju Taihe and had become shareholders of the Company upon the completion of the reorganization of Yiju Taihe.

The registered shareholders of Beijing Beijia are (i) Mr. Yongdong Peng (25%) and Mr. Tao Xu (25%), holding 50% equity interests in aggregate and (ii) Mr. Junquan Lin (25%) and Mr. Yongqun Wang (25%), holding 50% equity interests in aggregate and such individuals were shareholders of the Company and became registered shareholders of Beijing Beijia for the purpose of effecting reorganization in relation to the Company's listing on NYSE.

The registered shareholders of Beijing Beihao are (i) Mr. Wangang Xu, holding 4% equity interests; and (ii) several other individuals associated with us holding 96% equity interests in aggregate, each of whom is a minority shareholder of Beijing Beihao holding less than 5% equity interests, and such individuals were shareholders of the Company and became registered shareholders of Beijing Beihao for the purpose of effecting reorganization in relation to the Company's listing on NYSE.

(4) The other registered shareholders of Beijing Lianjia are (i) Mrs. Zuo, Mr. Yigang Shan, Mr. Wangang Xu and entities controlled by Mr. Yongdong Peng or Mr. Yigang Shan, holding 57% equity interests in aggregate and (ii) several other individuals and entities associated with us holding 13% equity interests in aggregate and those individuals and entities were existing shareholders of Beijing Lianjia and, except for one entity which was established for holding equity interests on behalf of employees, the remaining entities and individuals had become shareholders of the Company upon the completion of the reorganization of Beijing Lianjia. Mrs. Zuo is one of the Controlling Shareholders and each of Mr. Yongdong Peng, Mr. Yigang Shan and Mr. Wangang Xu is our Director. Save for Beike Tianjin holding 30% equity interests, Mrs. Zuo, Mr. Yongdong Peng, Mr. Yigang Shan and Mr. Wangang Xu holding 57% equity interests and Shanghai Zhanben Investment Management Centre (Limited Partnership) (上海站本投資管理中心(有限合夥)) holding 8% equity interests in Beijing Lianjia, each of the other shareholders of Beijing Lianjia are minority shareholders holding less than 5% equity interests.

(5) "→" denotes beneficial ownership in the equity interest.

(6) "-→" denotes contractual relationship.

(7) "↔" denotes the control by WFOEs over the relevant registered shareholders of the VIEs and the VIEs through (i) power of attorney to exercise the shareholders' rights in the VIEs, (ii) exclusive options to acquire all or part of the equity interests and assets of the VIEs and (iii) equity pledges over the equity interests held by the relevant registered shareholders in the VIEs.

(2)   Summary of the Material Terms of the Contractual Arrangements

A description of each of the specific agreements that comprise the Contractual Arrangements entered into by WFOEs and each of the VIEs and/or their respective registered shareholders is set out below. Terms in each set of Contractual Arrangements among the WFOEs and the VIEs and/or their respective registered shareholders are substantially similar.

a)   Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreements among the WFOEs and the VIEs, respectively, our WFOEs have the exclusive right to provide the VIEs with services related to, among other things, comprehensive technical support and consulting services. Without prior written consent of our WFOEs, the VIEs agree not to directly or indirectly accept the same or any similar services provided by any third party and shall not establish similar cooperation relationship with any third party regarding the matters ascribed by the exclusive business cooperation agreements.

The VIEs agree to pay our WFOEs services fees.

Under the exclusive business cooperation agreements entered into between the WFOEs and each of VIEs, the service fees shall consist of 100% of the total consolidated profit of the relevant VIEs during the financial years, after the deduction of, among other things, any accumulated deficit of the VIEs in respect of the relevant financial years, operating costs, expenses and taxes. Notwithstanding the foregoing, the WFOEs may adjust the amount of the services fees in accordance with PRC tax law principles and tax practices, and with reference to the working capital needs of the VIEs, and the VIEs will accept any such adjustment. Our WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of the exclusive business cooperation agreements. The exclusive business cooperation agreements will remain effective unless terminated in accordance with the provisions of the exclusive business cooperation agreements or terminated in writing by the WFOEs. Unless otherwise required by applicable PRC laws, the VIEs shall not have any right to terminate the exclusive business cooperation agreements unilaterally in any event.

b) *Exclusive Option Agreements*

Pursuant to the exclusive option agreements among our WFOEs, the VIEs and their respective shareholders, each of our WFOEs is irrevocably granted an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC laws, all or part of the relevant registered shareholders' equity interests in the relevant VIEs. The purchase price with respect to the equity interests in the VIEs shall be the amount of the registered shareholders' respective paid-in capital in relevant VIEs or the lowest price under applicable PRC laws. The registered shareholders of the VIEs have also undertaken that, subject to the relevant PRC laws, they will return to our WFOEs or their designated person any consideration they receive in the event that any of the WFOEs exercises the options under the exclusive option agreements to acquire the equity interests in the VIEs.

The shareholders of the VIEs further undertake to pay to our WFOEs any dividends and other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC laws. The shareholders of the VIEs undertake that, without prior written consent of our WFOEs, they will not create any pledge or encumbrance on their equity interests in the VIEs, approve any transfer or disposal of their equity interests in any manner, or any disposition of any assets of the VIEs (other than limited exceptions). The shareholders of the VIEs agree, among other things, without prior written consent of our WFOEs, not to cause the relevant VIEs to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, enter into any material contract (other than those occurring in the ordinary course of business), be liquidated or dissolved unless mandated by PRC laws, incur any debts (except for payables incurred in the ordinary course of business other than through loans), or undertake any actions that may adversely affect the VIEs' operating status and asset value. The shareholders of the VIEs also agree to appoint the directors and senior management designated by our WFOEs.

These exclusive option agreements will remain effective till all of the equity interests of the relevant VIEs have been transferred to our WFOEs and/or their designated persons. Unless otherwise required by applicable PRC laws, the VIEs and their respective registered shareholders shall not have any right to terminate the exclusive option agreements unilaterally in any event.

c) *Equity Pledge Agreements*

Pursuant to the equity pledge agreements among our WFOEs, the VIEs and their respective shareholders, all of the respective equity interests of the VIEs other than those already held by the WFOEs are pledged to our WFOEs as security for performance of the obligations of the VIEs and their shareholders under the exclusive business cooperation agreements, the powers of attorney, the exclusive option agreements and the equity pledge agreements. After the completion of the equity pledge registrations, in the event of a breach by the VIEs or their shareholders of contractual obligations under these agreements, our WFOEs, as pledgee, will have the right to request for enforcement of the pledge and have the priority right to receive the proceeds from auction or sale of the pledged equity interests in the VIEs. The shareholders of the VIEs also undertake that, during the term of the equity pledge agreements, unless otherwise approved by our WFOEs in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests.

The pledges of equity interests under the equity pledge agreements take effect upon the completion of registration with the local branch of the SAMR in accordance with PRC laws and shall remain valid until (i) after all the contractual obligations of the VIEs and their shareholders under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the VIEs and their shareholders under the relevant Contractual Arrangements have been fully paid or (ii) all the equity interests in the VIEs have been transferred to the WFOEs to the extent permitted by the PRC laws and regulations (where applicable). We have registered all the equity pledges in the VIEs with the local branch of the SAMR in accordance with PRC laws to perfect their respective equity pledges.

d) *Powers of Attorney*

Pursuant to the power of attorney agreements entered among our WFOEs, the VIEs and the respective registered shareholders of the VIEs, each shareholder of the VIEs (other than the shareholder being WFOE itself) irrevocably undertakes to appoint the WFOEs, or their designated persons (including but not limited to directors of the WFOEs' holding companies and their successors and liquidators replacing such directors but excluding those non-independent or who may give rise to conflict of interests) as his/its attorney-in-fact to exercise all of his/its rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders' meeting of the VIEs, file documents with the competent authorities, vote on any resolution that requires a shareholder vote, sign minutes, approve amendments to the articles of association, nominate or appoint the legal representatives, directors, supervisors, general manager and other senior management of the VIEs and other voting rights pursuant to the articles of association (subject to the amendments) of the VIEs. Each power of attorney agreement is irrevocable and remains in effect as long as the shareholder continues to be a shareholder of the VIEs.

REPORT OF THE DIRECTORS

(3) Progress of the Contractual Arrangements during the Reporting Period

There were no new contractual arrangements entered into, renewed and/or reproduced between our Group and our onshore holding companies and/or Consolidated Affiliated Entities during the Reporting Period, and there was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted during the Reporting Period. During the Reporting Period, none of the Contractual Arrangements had been unwound on the basis that none of the restrictions that led to the adoption of the Contractual Arrangements had been removed. As of December 31, 2025, we had not encountered interference or encumbrance from any PRC governing bodies in operating our businesses through our Consolidated Affiliated Entities under the Contractual Arrangements.

We have consolidated the financial results of the Consolidated Affiliated Entities into our consolidated financial statements. During the year ended December 31, 2025, taking into account all of their respective businesses with or without foreign investment restrictions under PRC laws, we derived 0.9% of our revenues from the Consolidated Affiliated Entities. During the year ended December 31, 2025, taking into account their respective businesses with foreign investment restrictions under PRC laws only, we derived 0.7 % of our revenues from the Consolidated Affiliated Entities.

During the Reporting Period, the revenue generated from all entities within the Company's Contractual Arrangements as disclosed above and in the Listing Document (including Beike Small Loan) remained immaterial and their annual revenue contribution to the Group did not exceed 2% of the Group; and the revenue contribution of the unrestricted business (certain business operated through the Contractual Arrangements which are not subject to foreign investment restriction under the applicable PRC laws and regulations as set out in the Listing Document) did not exceed 0.1% of the Group. The Company's Audit Committee has reviewed such revenue contributions.

(4) Reasons for Adopting the Contractual Arrangements

Foreign investment activities in the PRC are mainly governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment (the "**Negative List**") and the Catalog of Industries for Encouraging Foreign Investment (the "**Encouraging Catalog**"), which were promulgated and are amended from time to time jointly by the Ministry of Commerce of the PRC (中華人民共和國商務部) and the National Development and Reform Commission of the PRC (中華人民共和國國家發展和改革委員會). The Negative List and the Encouraging Catalog divide industries into three categories in terms of foreign investment, namely, "encouraged," "restricted" and "prohibited." Industries not listed under the Negative List and the Encouraging Catalog are generally deemed as falling into a fourth category "permitted." The currently effective Negative List is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version) (the "**2024 Negative List**"), which became effective on November 1, 2024.

According to the 2024 Negative List and other applicable PRC laws, our value-added telecommunication services and certain financial services in the PRC conducted by our applicable Consolidated Affiliated Entities are subject to foreign ownership restriction or certain qualification requirements for foreign investors. Taking into account the restrictions of foreign investment under the PRC laws and regulations, we have entered into a series of Contractual Arrangements with each of the VIEs and their respective shareholders, which collectively enable us to (i) direct activities of the VIEs that most significantly affect the economic performance of the VIEs; (ii) receive economic benefits from the VIEs that could be significant to the VIEs; (iii) have the pledge right over the equity interests held by such shareholders in the VIEs as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in and assets of the VIEs when and to the extent permitted by PRC laws and regulations. As a result of these Contractual Arrangements, we are the primary beneficiary of the Consolidated Affiliated Entities.

For details of the reasons for adopting the Contractual Arrangements, please refer to the sections headed "Contractual Arrangements – PRC Laws and Regulations Relating to Foreign Ownership Restrictions," "Contractual Arrangements – Qualification Requirements" and "Contractual Arrangements – Development in PRC Legislation on Foreign Investment" of the Listing document.

Certain of the Consolidated Affiliated Entities, namely, Beitatong Technology (Beijing) Co., Ltd. (貝塔通科技(北京)有限公司), Beijing Beijia, Beijing Beihao and Hebei Fangjianghu Real Estate Brokerage Co., Ltd. (河北房江湖房地產經紀有限公司) have not yet commenced substantive business operations after the Listing. The Company has undertaken to the Stock Exchange that such entities will not conduct any businesses that are not subject to foreign investment restrictions or prohibitions and if such entities are engaged in any unrestricted business, the Company will take appropriate measures to exclude such entities from the Contractual Arrangements prior to engaging in any unrestricted businesses.

On August 6, 2025, Beijing Zhongsheng Yatou Investment and Fund Management Co., Ltd. (北京中晟亞投投資基金管理有限公司), one of the Consolidated Affiliated Entities, was deregistered as it has ceased all business operations and there will be no injection of restricted business into it.

REPORT OF THE DIRECTORS

(5)   Risks Relating to the Contractual Arrangements

These are the certain risks that are associated with the Contractual Arrangements, including:

- If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. If the PRC government determines that the Contractual Arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Class A ordinary shares and ADSs may decline in value or become worthless if we are unable to direct activities of or receive economic benefits from the VIEs, which, together with the Realsee VIEs (as defined below), collectively held 42.7% of our cash, cash equivalents and restricted cash and 11.9% of our total assets as of December 31, 2025 and contribute to 0.9% of our net revenues in 2025, excluding inter-group transactions. Our holding company in the Cayman Islands, the VIEs and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the Contractual Arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our Company as a group.

- We rely on Contractual Arrangements with the VIEs and their shareholders to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs, which may not be as effective as direct ownership in providing operational control.

- Any failure by the VIEs or their shareholders to perform their obligations under our Contractual Arrangements with them would have a material and adverse effect on part of our business.

- Our exercise of the option to acquire equity ownership of the Consolidated Affiliated Entities may subject us to certain limitations and substantial costs.

- Certain shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect part of our business.

- Contractual Arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

- We may lose the ability to use and benefit from assets held by the VIEs that are material or supplementary to the operation of our business if either of the VIEs goes bankrupt or becomes subject to dissolution or liquidation proceeding.

- The interpretation and implementation of the Foreign Investment Law (《中華人民共和國外商投資法》) are evolving and we cannot assure you how it may impact the viability of our current corporate structure, corporate governance and operations.

For details of the risks associated with the Contractual Arrangements, please refer to the section headed "Risk Factors – Risks Related to Our Corporate Structure" in the Listing Document and the annual report on Form 20-F for the year ended December 31, 2025 filed with the SEC on April 24, 2026.

(6) Measures Relating to the Contractual Arrangements

The Group has adopted the following measures to ensure the effective operation of the Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:

(i) major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to the Board, if necessary, for review and discussion on an occurrence basis;

(ii) the Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(iii) the Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports after the Listing, and please see below "Confirmations from Independent Non-executive Directors" in this annual report for details; and

(iv) the Company will engage external legal advisers or other professional advisers, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, and review the legal compliance of the WFOEs and the Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements.

(7) Relevant Requirements Related to Contractual Arrangements

For the details of relevant requirements, please refer to "- Reasons for Adopting the Contractual Arrangements" in this section.

In the opinion of our PRC Legal Adviser, Han Kun Law Offices, (i) the ownership structures of our WFOEs and the VIEs in China are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) each of the agreements under the Contractual Arrangements among our WFOEs, the VIEs and their shareholders governed by PRC law is not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

REPORT OF THE DIRECTORS

(8) Listing Rules Implications and Waivers from the Stock Exchange

The transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of the Company which are subject to the announcement, reporting and annual review requirements under Chapter 14A of the Listing Rules upon the Listing, as certain parties to the Contractual Arrangements are connected persons of the Group.

Accordingly, we have applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular and independent Shareholders' approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules; (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules; and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Class A ordinary shares are listed on the Stock Exchange subject however to the following conditions:

(a) *No Change Without Independent Non-executive Directors' Approval*

Save as disclosed below, no change to the Contractual Arrangements (including with respect to any fees payable to relevant members of the Group thereunder) will be made without the approval of our independent non-executive Directors.

(b) *No Change Without Independent Shareholders' Approval*

Save as disclosed below, no change to the agreements governing the Contractual Arrangements will be made without the approval of our independent Shareholders. Once independent Shareholders' approval of any change has been obtained, no further announcement or approval of the independent Shareholders, except for those disclosed above, will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company will however continue to be applicable.

(c) *Economic Benefits and Flexibility*

The Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the Consolidated Affiliated Entities through (i) the Group's options (if and when so allowed under the applicable PRC laws) to acquire, all or part of the equity interests in the Consolidated Affiliated Entities for consideration stated in the exclusive option agreements; (ii) the business structure under which the profit generated by the Consolidated Affiliated Entities is substantially retained by the Group, such that no annual cap shall be set out for the amount of service fees payable to the relevant member of the Group by the Consolidated Affiliated Entities under the Contractual Arrangements; and (iii) the Group's right to control the management and operation of, as well as, in substance, all of the voting rights of the Consolidated Affiliated Entities.

(d) *Renewal and Reproduction*

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has shareholding, on the one hand, and the Consolidated Affiliated Entities, on the other hand, such framework may be renewed and/or reproduced without obtaining the approval of our Shareholders: (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the registered shareholders or directors of the Consolidated Affiliated Entities, or (iii) in relation to any existing, newly established or acquired wholly foreign-owned enterprise or operating company (including branch company), engaging in a business similar or relating to those of the Group. Any renewed or reproduced framework will be on substantially the same terms and conditions as the existing Contractual Arrangements.

(e) *Ongoing Reporting*

The Group will disclose details relating to the Contractual Arrangements on an on-going basis.

(9) Confirmation from Independent Non-executive Directors

The Company's independent non-executive Directors have reviewed the Contractual Arrangements and confirmed that:

(i) the transactions carried out during the Reporting Period have been entered into in accordance with the provisions of the Contractual Arrangements;

(ii) no dividends or other distributions have been made by the Consolidated Affiliated Entities to the registered holders of their equity interests which are not otherwise subsequently assigned or transferred to the Group during the Reporting Period; and

(iii) any new contracts entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entities during the Reporting Period are fair and reasonable, and in the interests of the Company and the Shareholders as a whole.

REPORT OF THE DIRECTORS

(10) Confirmations from the Company's Independent Auditor

The Auditor has carried out review procedures in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Review of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants on the transactions carried out pursuant to the Contractual Arrangements. The Auditor has confirmed in a letter to the Board confirming that the transactions carried out pursuant to the Contractual Arrangements during the year ended December 31, 2025 had received the approval of the Board, had entered into in accordance with the relevant provisions of the Contractual Arrangements and that no dividends or other distributions had been made by the Company's Consolidated Affiliated Entities to the holders of its equity interests which were not otherwise subsequently assigned or transferred to the Group.

(11) Other Immaterial Contractual Arrangements Subsisting After the Listing and During the Reporting Period

On May 12, 2022, one of our subsidiaries, entered into a series of contractual arrangements with Runizhishi (Beijing) Technology Co., Ltd. (如你之視(北京)科技有限公司, "**Runizhishi**") and Runikeshi (Beijing) Technology Co., Ltd. (如你可視(北京)科技有限公司, "**Runikeshi**") (collectively, the "**Realsee VIEs**"), respectively, the terms and structures of which are substantially the same as those Contractual Arrangements entered into before the Listing as described in the subsection headed "Summary of the Material Terms of the Contractual Arrangements" above. On July 12, 2023 and November 22, 2024, the contractual arrangements with Runikeshi were updated to reflect the change of the registered shareholders of Runikeshi. Other terms of such contractual arrangements remained the same. The operations of Realsee VIEs in aggregate were immaterial to the Group and did not generate any revenue during the Reporting Period. Such contractual arrangements with Realsee VIEs are subject to similar risks as set out in the subsection headed "Risks Relating to the Contractual Arrangements" above. With regard to any transactions contemplated under the contractual arrangement of Realsee VIEs, the Company will comply with the requirements of the Listing Rules where applicable.

RELATED PARTY TRANSACTIONS

Details of the related party transactions of the Group for the year ended December 31, 2025 are set out in Note 25 to the Consolidated Financial Statements contained herein.

Except as disclosed herein, none of the related party transactions constitutes a connected transaction or continuing connected transaction subject to independent shareholders' approval, annual review and all disclosure requirements under Chapter 14A of the Listing Rules.

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

During the Reporting Period and up to the Latest Practicable Date, the Board comprises eight Directors, including four executive Directors, one non-executive Director and three independent non-executive Directors. During the Reporting Period and up to the Latest Practicable Date, there are four members of senior management of the Company.

Biographical details of the Directors and senior management of the Group are set out in the section headed "Directors and Senior Management" in this annual report.

CONFIRMATION OF INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

For the year ended December 31, 2025, the Company considers each of the independent non-executive Directors is independent.

REPORT OF THE DIRECTORS

EMOLUMENT POLICY AND DIRECTORS' REMUNERATION

The remuneration of the Directors and senior management is paid in the form of fees, basic salaries, housing fund, allowances and benefits in kind, employer's contributions to a retirement benefit scheme and discretionary bonuses.

The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority, having regard to the Group's operating results, individual performance of the Directors and senior management and comparable market practices. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee to ensure that they are adequately compensated for their efforts and time dedicated to the Company's affairs.

The Company currently has three share incentive plans, which are the 2018 Share Option Plan, 2020 Share Incentive Plan and 2022 Share Incentive Plan. For details of such share incentive plans and the outstanding options and RSUs granted to our Directors, see the subsection headed "The Share Incentive Plans" in this annual report.

During the Reporting Period, no remuneration was paid to the Directors and the five highest paid individuals of the Group as an inducement to join or upon joining the Group. No compensation was paid to or receivable by any Director or any of the five highest paid individuals during the Reporting Period for the loss of any office in connection with the management of the affairs of any member of the Group. None of the Directors waived any emoluments during the Reporting Period.

Details of the emoluments of the Directors and five highest paid individuals of the Group during the Reporting Period are set out in Notes 29 and 30 to the Consolidated Financial Statements.

DIRECTORS' SERVICE CONTRACTS

Each of our Directors has entered into a director service agreement with the Company for a term of one year.

Save as disclosed above, none of the Directors proposed for re-election at the forthcoming annual general meeting of Shareholders has or is proposed to enter into any service contracts with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in this annual report, there were no other transactions, arrangements or contracts of significance in relation to the Group's business, to which the Company or any of its subsidiaries was a party and in which any of the Directors or its connected entities had, directly or indirectly, a material interest at any time during the Reporting Period or at the end of the year ended December 31, 2025.

PERMITTED INDEMNITY

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Director, other than by reason of such Director's own dishonesty, wilful default or fraud, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Director in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Such permitted indemnity provision has been in force for the Reporting Period. We have maintained appropriate liability insurance for our Directors during the Reporting Period.

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Reporting Period.

REPORT OF THE DIRECTORS

CONTRACTS WITH CONTROLLING SHAREHOLDERS

Save as disclosed in the subsections headed "Connected Transactions", "Contractual Arrangements" and "The Share Incentive Plans – 2022 Share Incentive Plan" in this annual report, no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the year ended December 31, 2025.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as otherwise disclosed in this annual report, no rights to acquire benefits by means of the acquisition of shares in or debentures of the Company or any of its associated corporations were granted to any Directors or their respective spouse or children under 18 years of age and no such rights have been exercised by them during the Reporting Period. Neither the Company nor any of its subsidiaries were a party to any arrangements to enable any Directors or their respective spouses or children under the age of 18 years to acquire such rights from any other body corporates.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Mr. Yigang Shan, an executive Director, has disclosed to the Company that he is currently also a director of Ziroom Inc. ("**Ziroom**," together with its subsidiaries and consolidated affiliated entities, "**Ziroom Group**"). The businesses of Ziroom Group involve, among other things, the leasing solutions and property-related services offered to property owners with respect to dispersed and centralized assets. Those businesses of Ziroom Group may potentially compete with the Group's rental property management services, including *Carefree Rent,* which were developed at scale by the Group in the second half of 2022. However, in view of a number of factors, including, among other things, the differences in target customer clusters, rental products and principal business focuses between the businesses operated by Ziroom Group and the Group, as well as the corporate governance measures put in place by us, including the fiduciary duties of a director, the separate and independent management teams over the relevant businesses and measures adopted to resolve situations where a Director may have a conflict of interest, we are of the view that there is no material competition between the businesses operated by the Group and Ziroom Group.

Save as disclosed in this annual report, to the Company's best knowledge, as of December 31, 2025, none of our Directors had any interest in a business which competes or is likely to compete, directly or indirectly, with our business, which would require disclosure under Rule 8.10(2) of the Listing Rules.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ITS ASSOCIATED CORPORATIONS

As of December 31, 2025, the interests and/or short positions of the Directors and the chief executive of the Company (other than Mr. Yongdong Peng and Mr. Yigang Shan, whose interests in the Shares and underlying Shares of the Company have been disclosed in the subsection headed "Interests and Short Positions of Substantial Shareholders in Shares and Underlying Shares of the Company" below) in the Shares and underlying Shares of the Company and any of its associated corporations and their interests in the debentures of the Company and any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(a) Interest in the Shares and Underlying Shares of the Company

Name of Director	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate Percentage of Shareholding in the Relevant Class of Issued Shares[6] (%)	Approximate Percentage of Shareholding in the Total Issued Share Capital[7] (%)
Wangang Xu[1]	Beneficial owner	Class A ordinary share	7,177,120	0.21%	0.20%
	Founder of a discretionary trust		10,087,955	0.30%	0.29%
	Interest held by controlled corporation		4,075,188	0.12%	0.12%
Tao Xu[2]	Beneficial owner	Class A ordinary share	163,708	0.00%	0.00%
	Interest held by controlled corporation		750,000	0.02%	0.02%
	Founder of a discretionary trust		3,386,292	0.10%	0.10%
Xiaohong Chen[3]	Interest held by controlled corporation	Class A ordinary share	14,844,735	0.44%	0.42%
	Beneficial owner		177,003	0.01%	0.01%
Hansong Zhu[4]	Beneficial owner	Class A ordinary share	57,222	0.00%	0.00%
Jun Wu[5]	Beneficial owner	Class A ordinary share	44,760	0.00%	0.00%

Notes:

(1) 7,177,120 Class A ordinary shares were beneficially owned by Mr. Wangang Xu. 10,087,955 Class A ordinary shares were held by Blossom South Limited. Blossom South Limited is wholly owned by Clear River Limited, of which the entire issued share capital is held by a discretionary trust established by Mr. Wangang Xu (as the settlor). Accordingly, Mr. Wangang Xu is deemed to be interested in 10,087,955 Class A ordinary shares directly held by Blossom South Limited by virtue of the SFO. 4,075,188 Class A ordinary shares were held by Myriad Talent Investment Limited, which is wholly owned by Mr. Wangang Xu.

(2) 163,708 Class A ordinary shares were beneficially owned by Mr. Tao Xu. 750,000 Class A ordinary shares were held by Great Polaris Holdings Limited, which is wholly owned by Mr. Tao Xu. 3,386,292 Class A ordinary shares were held by Ideal Elect Limited, of which the entire issued share capital is held by a discretionary trust established by Mr. Tao Xu (as the settlor). Accordingly, Mr. Tao Xu is deemed to be interested in 3,386,292 Class A ordinary shares directly held by Ideal Elect Limited by virtue of the SFO.

(3)   4,948,245 ADSs (representing 14,844,735 Class A ordinary shares) were held by H Capital through H Capital V, L.P. Ms. Xiaohong Chen is the founding and managing partner of H Capital. 177,003 Class A ordinary shares beneficially owned by Ms. Xiaohong Chen include the share options of 3,655 ADSs (representing 10,965 Class A ordinary shares) granted to her, RSUs of 8,750 ADSs (representing 26,250 Class A ordinary shares) and 46,596 ADSs (representing 139,788 Class A ordinary shares) directly held by her.

(4)   57,222 Class A ordinary shares beneficially owned by Mr. Hansong Zhu include RSUs of 3,750 ADSs (representing 11,250 Class A ordinary shares) and 15,324 ADSs (representing 45,972 Class A ordinary shares) directly held by him.

(5)   44,760 Class A ordinary shares beneficially owned by Mr. Jun Wu include RSUs of 3,874 ADSs (representing 11,622 Class A ordinary shares) and 11,046 ADSs (representing 33,138 Class A ordinary shares) directly held by him.

(6)   The calculation is based on the total number of 3,366,778,024 Class A ordinary shares issued as of December 31, 2025 (including 111,360,915Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans).

(7)   The calculation is based on the total number of 3,366,778,024 Class A ordinary shares issued as of December 31, 2025 (including 111,360,915 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans) and 139,447,770 Class B ordinary shares issued as of December 31, 2025.

(b)   Interests in the Shares of Associated Corporations

Associated Corporation	Name of Director	Nature of Interest	Approximate Percentage of Shareholding
Beijing Lianjia	Yongdong Peng	Interest held by controlled corporation	3.35%
	Yigang Shan	Beneficial owner	2.45%
		Interest held by controlled corporations	8.82%
	Wangang Xu	Beneficial owner	1.14%
Tianjin Xiaowu	Yigang Shan	Beneficial owner	5.62%
Yiju Taihe	Yigang Shan	Beneficial owner	0.70%
		Interest held by controlled corporations	1.26%
	Wangang Xu	Beneficial owner	0.34%
Beijing Beijia	Yongdong Peng	Beneficial owner	25.00%
	Tao Xu	Beneficial owner	25.00%
Beijing Beihao	Wangang Xu	Beneficial owner	4.17%
Runizhishi	Yongdong Peng	Beneficial owner	50.00%

Save as disclosed above and in the subsection headed "Interests and Short Positions of Substantial Shareholders in Shares and Underlying Shares of the Company" below, as far as the Directors are aware and as of December 31, 2025, none of the Directors or the chief executive of the Company had any interest and/or short position (as applicable) in the Shares or underlying Shares of the Company or any of its associated corporations or any interests in the debentures of the Company or any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As of December 31, 2025 and as far as the Company is aware, the following persons (other than the Directors and chief executives whose interests have been disclosed above), had the following interests and/or short positions (as applicable) in the Shares and underlying Shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of Shareholder	Number of Shares Held or Interested	Nature of Interest	Long Position/ Short Position	Approximate Percentage of Shareholding in the Relevant Class of Issued Shares[7] (%)
Class A ordinary shares				
Cantrust (Far East) Limited [1]	849,601,280	Trustee	Long position	25.23%
Grain Bud[1]	849,601,280	Interest in controlled corporation	Long position	25.23%
Propitious Global[1]	849,601,280	Beneficial owner	Long position	25.23%
Mrs. Zuo[1]	849,601,280	Others	Long position	25.23%
	38,460	Interest held by controlled corporation	Long position	0.00%
Baihui Partnership[1]	849,601,280	Interest in controlled corporation	Long position	25.23%
Ample Platinum Holdings Limited[1]	849,601,280	Interest in controlled corporation	Long position	25.23%
Yongdong Peng[2]	75,688,797	Founder of a discretionary trust	Long position	2.25%
	849,601,280	Interest in controlled corporation	Long position	25.23%
Yigang Shan[3]	55,819,688	Founder of a discretionary trust	Long position	1.66%
	849,601,280	Interest in controlled corporation	Long position	25.23%
Tencent Holdings Limited [4]	295,185,491	Interest in controlled corporation	Long position	8.77%
Tencent Mobility Limited [4]	245,499,801	Beneficial owner	Long position	7.29%

Name of Shareholder	Number of Shares Held or Interested	Nature of Interest	Long Position/ Short Position	Approximate Percentage of Shareholding in the Relevant Class of Issued Shares[7] (%)
Class B ordinary shares				
Yongdong Peng[5]	97,251,728	Founder of a discretionary trust	Long position	69.74%
ARK Trust (Hong Kong) Limited[5]	97,251,728	Interest in controlled corporation	Long position	69.74%
Data Bliss Limited[5]	97,251,728	Interest in controlled corporation	Long position	69.74%
Ever Orient International Limited[5]	97,251,728	Beneficial owner	Long position	69.74%
Yigang Shan[6]	42,196,042	Founder of a discretionary trust	Long position	30.26%
Trident Trust Company (HK) Limited[6]	42,196,042	Interest in controlled corporation	Long position	30.26%
Sapient Rich Holdings Limited[6]	42,196,042	Interest in controlled corporation	Long position	30.26%
Clover Rich Limited[6]	42,196,042	Beneficial owner	Long position	30.26%

Notes:

(1)   Cantrust (Far East) Limited, the trustee of Z&Z Trust, in its capacity as trustee held the entire issued share capital of Grain Bud, which in turn owned the entire issued share capital of Propitious Global, which directly held 849,601,280 Class A ordinary shares. Z&Z Trust is a discretionary trust, the beneficiaries of which are immediate family members of Mr. Zuo. Mrs. Zuo controls the disposition right over the Class A ordinary shares beneficially held by the Z&Z Trust. Pursuant to the POA Arrangement, Baihui Partnership was entrusted to exercise the voting powers over the Shares held by Propitious Global. The general partner of Baihui Partnership is Ample Platinum Holdings Limited. 12,820 ADSs (representing 38,460 Class A ordinary shares) were held by Oxygen Element Limited, which is wholly owned by Mrs. Zuo.

(2)   75,688,797 Class A ordinary shares are directly held by Ever Orient International Limited, which is wholly owned by Data Bliss Limited. Data Bliss Limited is wholly owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of the discretionary trust are Mr. Yongdong Peng and his family members. Mr. Yongdong Peng holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 849,601,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

(3)   55,819,688 Class A ordinary shares are directly held by Clover Rich Limited, which is wholly owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly owned by Trident Trust Company (HK) Limited as the trustee of a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of the discretionary trust are Mr. Yigang Shan and his family members. Mr. Yigang Shan holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 849,601,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

(4)   Tencent Holdings Limited was interested in 295,185,491 Class A ordinary shares through its various subsidiaries or entities controlled by it, including 245,499,801 Class A ordinary shares directly held by Tencent Mobility Limited.

(5)   97,251,728 Class B ordinary shares are directly held by Ever Orient International Limited, which is wholly owned by Data Bliss Limited. Data Bliss Limited is wholly owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of the discretionary trust are Mr. Yongdong Peng and his family members.

(6)   42,196,042 Class B ordinary shares are directly held by Clover Rich Limited, which is wholly owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly owned by Trident Trust Company (HK) Limited as the trustee of a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of the discretionary trust are Mr. Yigang Shan and his family members.

(7)   The calculation is based on the total number of 3,366,778,024 Class A ordinary shares and 139,447,770 Class B ordinary shares issued as of December 31, 2025.

As of December 31, 2025, The Bank of New York Mellon Corporation had long position of 873,401,779 Class A ordinary shares represented by ADSs, short position of 865,549,239 Class A ordinary shares represented by ADSs, and lending pool of 6,461,932 Class A ordinary shares represented by ADSs as depositary bank of the Company. Save as disclosed above, as of December 31, 2025, the Directors were not aware of any other person that had any interest or short position in the Shares or underlying Shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

REPORT OF THE DIRECTORS

THE SHARE INCENTIVE PLANS

2018 Share Option Plan

Purposes

The purpose of 2018 Share Option Plan is to provide the participants under 2018 Share Option Plan with the opportunity to acquire proprietary interests in the Company and to encourage the participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

Participants

The participants under 2018 Share Option Plan may include employees, directors and consultants of any member of the Group who the Board considers, in its sole discretion, have contributed or will contribute to the Group.

Maximum Number of Shares Available under the 2018 Share Option Plan

The overall limit on the number of Class A ordinary shares which may be issued upon exercise of options granted and yet to be exercised under the 2018 Share Option Plan and any other share option schemes of the Company at any time must not exceed 350,225,435 (the "**Scheme Limit**"), representing approximately 10.02% of the total issued Shares of the Company as of the Latest Practicable Date. No options may be granted under any schemes of the Company (or its subsidiaries) if this will result in the Scheme Limit being exceeded. No further option under the 2018 Share Option Plan has been or will be granted after the Listing Date.

Maximum Entitlement of Each Participant

There is no maximum entitlement of each participant.

Exercise Period

Subject to the terms of the 2018 Share Option Plan, an option may be exercised in whole or in part in accordance with the terms and conditions upon which such option is granted.

Vesting Period

In general, the administrator of the 2018 Share Option Plan determines the vesting schedule, which is specified in the relevant award agreement.

Exercise Price

The exercise price in relation to each option shall be such price as may be determined by the Board provided that it shall not be below the nominal or par value of a Share.

Remaining Life

Unless terminated earlier, the 2018 Share Option Plan has a term of ten years commencing on August 20, 2018.

Details of the Options Granted under the 2018 Share Option Plan

As of December 31, 2025, the aggregate number of Class A ordinary shares subject to the outstanding options granted and yet to be exercised under the 2018 Share Option Plan amounted to 10,041,858, representing approximately 0.29% of the total issued Shares of the Company as of December 31, 2025.

The table set out below shows the details of the outstanding options granted to the Director, employees and other grantees under the 2018 Share Option Plan.

Grantees	Number of Underlying Class A ordinary shares as of January 1, 2025	Number of options granted during the Reporting Period	Number of options exercised during the Reporting Period	Number of options lapsed during the Reporting Period	Number of options cancelled during the Reporting Period	Number of Underlying Class A ordinary shares as of December 31, 2025	Exercise price per Class A ordinary shares
Director							
Xiaohong Chen	10,965[1]	–	–	–	–	10,965[1]	US$0.00002
Employees and other grantees[5]	22,683,222[2]	–	12,563,178[3]	89,151	–	10,030,893[4]	US$0.00002
Total	22,694,187	–	12,563,178	89,151	–	10,041,858	US$0.00002

Notes:

(1)   The grant date was July 23, 2021. Such options have vested upon grant.

(2)   The grant dates were from July 31, 2018 to April 2, 2022. The vesting periods were from one year to nine years.

(3)   The weighted average closing price of the ADSs immediately before the dates of exercises were US$20.44.

(4)   The grant dates were from August 3, 2018 to April 2, 2022. The vesting periods were from one year to seven years.

(5)   Other grantees were former employees.

(6)   The exercise period of the options granted shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the 2018 Share Option Plan and the award agreement signed by the grantees.

As at the beginning and the end of the Reporting Period, no options may be further granted under the 2018 Share Option Plan.

REPORT OF THE DIRECTORS

2020 Share Incentive Plan

Purposes

The purpose of the 2020 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.

Participants

The participants under 2020 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted Share, RSU or other types of awards (the "**Awards under 2020 Share Incentive Plan**") approved by the Board or the Compensation Committee pursuant to 2020 Share Incentive Plan.

Maximum Number of Shares Available under the 2020 Share Incentive Plan

According to the 2020 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all Awards under the 2020 Share Incentive Plan shall be 253,246,913, representing approximately 7.25% of the total issued Shares of the Company as of the Latest Practicable Date. As of December 31, 2025, the Company had not granted any awards in form of options or restricted shares pursuant to the 2020 Share Incentive Plan.

Maximum Entitlement of Each Participant

Unless approved by our Shareholders in general meeting with such participant and his close associates abstaining from voting (or associates if the participant is a connected person), the maximum number of new Class A ordinary shares allotted and issued and to be allotted and to be issued in respect of all awards granted to each participant pursuant to the 2020 Share Incentive Plan (excluding any awards lapsed in accordance with the terms of the 2020 Share Incentive Plan) in any 12-month period shall not (when aggregated with any new Shares to be allotted and issued to satisfy awards granted to such participant under any other share incentive plans of the Company during this period) exceed 1% of the Class A ordinary shares in issue for the time being.

Grant of Awards

The Board and/or the Compensation Committee is authorized to grant awards to participants in accordance with the terms of the 2020 Share Incentive Plan. Awards granted will be evidenced by a written agreement, contract, or other instrument or document (the "**Award Agreement**"). The Award Agreement shall include additional provisions specified by the Compensation Committee. The Award Agreement shall set forth the number of Shares subject to the award and the terms and conditions of the award as determined by the Compensation Committee.

Exercise Period

The Board and/or the Compensation Committee is authorized to grant options to participants on the terms and conditions of the 2020 Share Incentive Plan. The Board or the Compensation Committee shall determine the time or times at which an option may be exercised in whole or in part; provided that the term of any option granted under the 2020 Share Incentive Plan shall not exceed ten years.

Vesting Period

At the time of grant, the Board and/or the Compensation Committee shall, subject to all applicable laws, specify any vesting conditions, the date or dates on which the RSUs shall become fully vested and non-forfeitable, and such other terms and conditions as the Board and/or the Compensation Committee, in its sole discretion, shall determine. For other Awards under 2020 Share Incentive Plan, in general, the Board and/or the Compensation Committee determines the vesting schedule, which is specified in the relevant Award Agreement.

Exercise Price of Options Granted

The exercise price per Share subject to an option shall be determined by the Board and/or the Compensation Committee and set forth in the Award Agreement which may be a fixed price but in any event shall not be less than the higher of: (a) the per-Share closing price of the Company's ADSs on the NYSE on the date of grant, which must be a NYSE trading day; and (b) the average per-Share closing price of the Company's ADSs on the NYSE for the five NYSE trading days immediately preceding the date of grant. The Compensation Committee shall determine the methods by which the exercise price of an option may be paid and the form of payment.

Purchase Price of Shares Awarded

In general, the Board and/or the Compensation Committee determine(s) the purchase prices of the restricted Share, RSU or other types of awards, which is specified in the relevant Award Agreement.

Remaining Life

Unless terminated earlier, the 2020 Share Incentive Plan has a term of ten years commencing on May 11, 2022.

REPORT OF THE DIRECTORS

Details of the Outstanding RSUs Granted under the 2020 Share Incentive Plan

As of December 31, 2025, the aggregate number of Class A ordinary shares subject to the outstanding RSUs granted under the 2020 Share Incentive Plan amounted to 77,024,949, representing approximately 2.20% of the total issued Shares of the Company as of December 31, 2025. The table set out below shows the details of the outstanding RSUs granted to the Directors and employees and other grantees under the 2020 Share Incentive Plan during the Reporting Period, except for which, no RSUs had been granted to the (i) Directors, chief executive or substantial shareholders of the Company, or their respective associates; (ii) participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of shares in issue, during the Reporting Period.

Grantees	Number of RSUs unvested as of January 1, 2025	Number of RSUs granted during the Reporting Period	Number of RSUs vested during the Reporting Period	Number of RSUs lapsed during the Reporting Period	Number of RSUs cancelled during the Reporting Period	Number of RSUs unvested as of December 31, 2025	Purchase price per Class A ordinary shares
Director							
Xiaohong Chen	35,094	26,250[2][11]	35,094[6]	–	–	26,250[2]	nil
Hansong Zhu	15,042	11,250[3][11]	15,042[6]	–	–	11,250[3]	nil
Jun Wu	15,174	11,622[4][11]	15,174[7]	–	–	11,622[4]	nil
Employees and other grantees[9]	84,212,088[1][10]	25,322,700[5][10][11]	28,015,188[8]	4,543,773	–	76,975,827[1][10]	nil
Total	84,277,398	25,371,822	28,080,498	4,543,773	–	77,024,949	nil

Notes:

(1)   The grant dates of the RSUs unvested as of January 1, 2025 were from June 3, 2021 to October 1, 2024. The grant dates of the RSUs unvested as of December 31, 2025 were from June 3, 2021 to October 1, 2025.

(2)   For Ms. Xiaohong Chen, 26,250 RSUs were granted on September 2, 2025, which shall fully vest on the first anniversary of the date of grant, with the closing price of the ADSs immediately before the date of grant of US$17.58.

(3)   For Mr. Hansong Zhu, 11,250 RSUs were granted on September 2, 2025, which shall fully vest on the first anniversary of the date of grant, with the closing price of the ADSs immediately before the date of grant of US$17.58.

(4)   For Mr. Jun Wu, 11,622 RSUs were granted on March 26, 2025, which shall fully vest on the first anniversary of the date of grant, with the closing price of the ADSs immediately before the date of grant of US$20.38.

(5) The grant dates were from January 1, 2025 to October 1, 2025. The closing prices of the ADSs immediately before the dates of grants were from US$17.74 to US$20.09.

(6) For Ms. Xiaohong Chen and Mr. Hansong Zhu, the weighted average closing price of the ADSs immediately before the date on which the RSUs have vested was US$18.44.

(7) For Mr. Jun Wu, the weighted average closing price of the ADSs immediately before the date on which the RSUs have vested was US$20.38.

(8) The weighted average closing price of the ADSs immediately before the date on which the RSUs have vested was US$18.71.

(9) Other grantees were former employees.

(10) The vesting schedules under the 2020 Share Incentive Plan include: (i) 100% of the awards will vest at a specified time after the date of grant; (ii) 100% of the awards will vest within certain years, with specified proportion being vested each year and/or period after the date of grant; or (iii) 100% of the awards will vest at the time of grant.

(11) There was no performance target attached to the RSUs granted during the Reporting Period.

As at the beginning of the Reporting Period, 177,550,520 Awards (representing equal number of underlying Class A ordinary shares) may be further granted under the 2020 Share Incentive Plan. As at the end of the Reporting Period, 156,352,097 Awards (representing equal number of underlying Class A ordinary shares) may be further granted under the 2020 Share Incentive Plan.

2022 Share Incentive Plan

Purposes

The purpose of the 2022 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.

Participants

The participants under 2022 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted Share, RSU or other types of awards (the "**Awards under 2022 Share Incentive Plan**") approved by the Board or any committee(s) authorized by the Board pursuant to 2022 Share Incentive Plan.

REPORT OF THE DIRECTORS

Maximum Number of Shares Available under the 2022 Share Incentive Plan

The maximum aggregate number of Shares which may be issued pursuant to all Awards under 2022 Share Incentive Plan shall be 125,692,439, representing approximately 3.60% of the total issued Shares of the Company as of the Latest Practicable Date. Prior to the Listing, the Company had granted 125,692,439 restricted Shares pursuant to the 2022 Share Incentive Plan representing a total of 125,692,439 underlying Class A ordinary shares on May 5, 2022, which had fully vested on the same day.

The Company has not issued and will not issue any further awards pursuant to the 2022 Share Incentive Plan since its Listing.

Maximum Entitlement of Each Participant

There is no maximum entitlement of each participant.

Grant of Awards

The Board is authorized to grant awards to participants in accordance with the terms of the 2022 Share Incentive Plan. Awards granted will be evidenced by an Award Agreement. The Award Agreement shall include additional provisions specified by the Board. The Award Agreement shall set forth the number of Shares subject to the award and the terms and conditions of the award as determined by the Board.

Exercise Period

The Board is authorized to grant options to participants on the terms and conditions of the 2022 Share Incentive Plan. The Board shall determine the time or times at which an option may be exercised in whole or in part; provided that the term of any option granted under the 2022 Share Incentive Plan shall not exceed ten years.

Vesting Period

At the time of grant, the Board shall, subject to all applicable laws, specify any vesting conditions, the date or dates on which the RSUs shall become fully vested and non-forfeitable, and such other terms and conditions as the Board, in its sole discretion, shall determine. For other Awards under 2022 Share Incentive Plan, in general, the Board determines the vesting schedule, which is specified in the relevant Award Agreement.

Exercise Price of Options Granted

The exercise price per Share subject to an option shall be determined by the Board and set forth in the Award Agreement which may be a fixed price or a variable price related to the fair market value of the Shares. The Board shall determine the methods by which the exercise price of an option may be paid and the form of payment.

Purchase Price of Shares Awarded

In general, the Board and/or the Compensation Committee determine(s) the purchase prices of the restricted Share, RSUs or other types of awards, which is specified in the relevant Award Agreement.

Remaining Life

Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years commencing on May 5, 2022.

Details of the Restricted Shares Granted under the 2022 Share Incentive Plan

The Company's ADSs have been listed on the NYSE since 2020. In light of the then market environment, the Company has sought a dual primary listing on the Hong Kong Stock Exchange in 2022. Under the Hong Kong Listing Rules, the beneficiaries of weighted voting rights must own collectively at least 10% of the applicant's total issued share capital at the time of the listing on the Hong Kong Stock Exchange. In order to retain the weighted voting rights to ensure the stability of the corporate governance of the Company and to comply with the requirement of the Hong Kong Stock Exchange, and pursuant to the waiver in relation to the minimum economic interest of the WVR beneficiaries at Listing, prior to the Listing, the Company granted 71,824,250 restricted Shares to Mr. Yongdong Peng, our co-founder, chairman of the Board, executive Director, chief executive officer and Controlling Shareholder, and 53,868,189 restricted Shares to Mr. Yigang Shan, our co-founder, executive Director and Controlling Shareholder, under the 2022 Share Incentive Plan on May 5, 2022 (collectively, the "**Restricted Shares**"). For the basis to obtain the waiver to retain the weighted voting rights, please refer to the section headed "Waivers – Waiver in Relation to the Minimum Economic Interest of the WVR Beneficiaries at Listing" of the Listing Document. The Restricted Shares have vested on May 5, 2022, and are subject to further restrictions on transfer and dividend rights. The restrictions are to be removed in five installments annually, subject to the approval by the Compensation Committee for each installment.

The Company had been notified by Mr. Yongdong Peng that he intended to donate 9,000,000 Class A ordinary shares to provide healthcare benefits for the service providers in the housing related industry and their family members, and to provide rental support for tenant groups, including the fresh graduates (the "**Donation**"). For details, please refer to the voluntary announcement of the Company dated April 17, 2025. The restrictions on transfer and dividend rights on 9,000,000 Restricted Shares beneficially owned by Mr. Yongdong Peng have been removed by the Compensation Committee in December 2025. Save for the 9,000,000 Class A ordinary shares with respect to the Donation, as of December 31, 2025, all the other Restricted Shares (i.e., 62,824,250 Restricted Shares held by Mr. Yongdong Peng and 53,868,189 Restricted Shares held by Mr. Yigang Shan) were still subject to the restrictions on transfer and dividend rights.

REPORT OF THE DIRECTORS

The purchase price of the Restricted Shares was nil. The closing price of the ADSs immediately before the date of grant was US$14.41. There was no performance target attached to the Restricted Shares. The weighted average closing price of the ADSs immediately before the date on which the Restricted Shares vested was US$14.41.

Save as disclosed above, no restricted Shares or other Awards had been granted to (i) other Directors or substantial shareholders of the Company, or their respective associates; (ii) other participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of shares in issue, during the Reporting Period. As at the end of the Reporting Period, there was no outstanding restricted Shares or other awards granted under the 2022 Share Incentive Plan, and no Awards may be further granted under 2022 Share Incentive Plan.

The number of Shares that may be issued in respect of options and awards granted under all schemes of the Company during the Reporting Period, as set out in the subsection headed "The Share Incentive Plans" of this annual report, divided by the weighted average number of shares of the relevant class in issue for 2025 was 0.71%.

On February 26, 2025, the Company issued 30,900,000 Class A ordinary shares at par value of US$0.00002 per Share which are registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under our Articles of Association or the laws of the Cayman Islands that would oblige the Company to offer new Shares on a pro-rata basis to existing Shareholders.

TAX RELIEF AND EXEMPTION

The Directors are not aware of any tax relief and exemption available to Shareholders by reason of their holding of the Company's securities.

CORPORATE GOVERNANCE

The Company's corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the "**CG Code**") contained in Appendix C1 to the Listing Rules. Details about the corporate governance practices adopted by the Company are set out in the "Corporate Governance Report" contained in this annual report.

PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

As previously announced, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023 and August 2024, under which the Company may purchase up to US$3 billion of its Class A ordinary shares and/or ADSs until August 31, 2025 (the "**Existing Share Repurchase Program**"). On August 26, 2025, the Board approved modifications to the Existing Share Repurchase Program, pursuant to which the repurchase authorization has been further increased from US$3 billion to US$5 billion and extended until August 31, 2028 (the "**Extended Share Repurchase Program**," and together with the Existing Share Repurchase Program, the "**Share Repurchase Program**"). In the AGM held on June 27, 2025, the Shareholders have approved to grant the Board a general unconditional mandate to purchase the Company's own Shares (the "**2025 Share Repurchase Mandate**") which covers the repurchases to be made under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2025 Share Repurchase Mandate, the Company will further seek for general unconditional mandate for repurchase from the Shareholders at each of the next three AGMs to be held in the forthcoming years to continue its share repurchase under the Extended Share Repurchase Program.

REPORT OF THE DIRECTORS

During the Reporting Period, the Company repurchased a total of 50,122,631 ADSs (representing 150,367,893 Class A ordinary shares) on the NYSE at an aggregate consideration of US$921,095,548.40. Details of the repurchase of Class A ordinary shares represented by ADSs on the NYSE during the Reporting Period are summarized as follows:

Month of Repurchase	Number and Method of Repurchased Shares	Price Paid per Share Highest Price Paid (US$)	Lowest Price Paid (US$)	Aggregate Consideration (US$)
January 2025	13,232,073 on the NYSE	6.14	5.35	74,998,992.12
March 2025	9,269,895 on the NYSE	7.33	6.65	64,425,320.99
April 2025	10,323,393 on the NYSE	7.33	5.68	66,209,561.78
May 2025	13,399,839 on the NYSE	7.08	6.01	85,494,348.35
June 2025	16,556,118 on the NYSE	6.49	5.88	102,530,187.85
July 2025	13,527,900 on the NYSE	6.74	5.82	83,899,509.91
August 2025	14,644,326 on the NYSE	6.56	5.76	88,112,207.67
September 2025	16,982,481 on the NYSE	6.99	5.95	109,485,904.51
October 2025	20,823,618 on the NYSE	6.42	5.60	126,052,685.48
November 2025	10,185,150 on the NYSE	5.89	5.30	56,940,672.12
December 2025	11,423,100 on the NYSE	5.88	5.25	62,946,157.62
Total	**150,367,893 on the NYSE**			**921,095,548.40**

The Board considers that the Share Repurchase Program reflects the confidence of the Board and the management team in the current and long-term business outlook and growth of the Company. The Board considers that the Share Repurchase Program is in the best interest of the Company and its Shareholders as a whole.

A total of 150,367,893 Class A ordinary shares represented by ADSs repurchased during the Reporting Period have been cancelled, including the 21,608,250 Class A ordinary shares represented by ADSs repurchased in November and December 2025, and cancelled in January 2026. Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the WVR beneficiaries of the Company simultaneously reduced their WVR in the Company proportionately by way of converting their Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules. Accordingly, a total of 5,984,887 Class B ordinary shares have been converted into Class A ordinary shares on a one-to-one ratio, including (i) 4,173,896 Class B ordinary shares converted by Mr. Yongdong Peng, through a discretionary trust established by him (as the settlor), and (ii) 1,810,991 Class B ordinary shares converted by Mr. Yigang Shan, through a discretionary trust established by him (as the settlor). As a result of the cancellation of the Class A ordinary shares represented by ADSs repurchased during the Reporting Period and the conversion of 5,984,887 Class B ordinary shares into Class A ordinary shares on a one-to-one ratio, the number of Class A ordinary shares in issue was reduced by 144,383,006.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities (including sales of treasury shares) during the Reporting Period.

REVIEW OF FINANCIAL STATEMENTS BY THE AUDIT COMMITTEE

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The primary duties of the Audit Committee are, among other things, to review and supervise the financial reporting process and internal control systems of the Group, manage risk, oversee the internal audit function, and provide advice and comments to the Board. The Audit Committee comprises Ms. Xiaohong Chen (chairperson, being our independent non-executive Director with the appropriate professional qualifications or accounting or related financial management expertise), Mr. Hansong Zhu and Mr. Jun Wu, all of whom are independent non-executive Directors.

The Audit Committee has reviewed the Consolidated Financial Statements and annual results of the Group for the year ended December 31, 2025. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control with members of senior management and the external auditor of the Company, PricewaterhouseCoopers.

REPORT OF THE DIRECTORS

CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

The Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and to the knowledge of the Directors, during the Reporting Period and up to the Latest Practicable Date, the Company has maintained sufficient public float as required by the Listing Rules.

AUDITOR

On May 11, 2022, the Company successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange, and there has been no change in Auditor since the Listing.

The Consolidated Financial Statements of the Group for Hong Kong financial reporting has been audited by PricewaterhouseCoopers, which will retire and, being eligible, offer itself for re-appointment at the forthcoming annual general meeting of the Company.

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, April 24, 2026

CORPORATE GOVERNANCE REPORT

The Board is pleased to report to the Shareholders on the corporate governance of the Company for the year ended December 31, 2025.

CORPORATE GOVERNANCE CULTURE AND STRATEGY

The Company acts as an investment holding company and Beike is a leading integrated online and offline platform for housing transactions and services. As a group with diversified businesses, by recognising the importance of stakeholders at the Board level and throughout the Group, we strive to provide high quality and reliable products and services, and to create values for the stakeholders through sustainable growth and continuous development.

Our corporate mission is "admirable service, joyful living." With the rapid development of the industry, Beike is dedicated to facilitating the transformation of the industry infrastructure, constantly improving the status of China's housing related industry, helping its service providers gain dignity and bringing customers joyful living experiences.

Aligned with Beike's cultural philosophy, we adhere to the values of "customer first, honest and reliable, win-win cooperation, striving beyond better." We aspire to fulfill our vision of "providing comprehensive and trusted housing services to 300 million families," striving for good and creating real value.

The Group will continuously review and adjust, if necessary, its business strategies and keep track of the changing market conditions to ensure prompt and proactive measures will be taken to respond to the changes and meet the market needs to foster the sustainability of the Group.

CORPORATE GOVERNANCE PRACTICES

The Board is committed to maintaining and promoting stringent corporate governance standards. The Company's corporate governance practices are based on the principles and code provisions set forth in the CG Code.

Save for Code Provision C.2.1 of Part 2 of the CG Code, the Company has complied with all the code provisions set out in the CG Code during the year ended December 31, 2025. Key corporate governance principles and practices of the Company as well as details relating to the foregoing deviation are summarized in the sections below.

The Board will continue to enhance its corporate governance practices appropriate to the conduct and growth of its business and to review such practices from time to time to ensure that they comply with statutory and professional standards and align with the latest development.

CORPORATE GOVERNANCE REPORT

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Second Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the "**Company's Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by the Directors and relevant employees of the Company and other matters covered by the Company's Code.

Having made specific enquiries to all Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company's Code throughout the year ended December 31, 2025.

BOARD OF DIRECTORS

The Company is headed by an effective Board which assumes responsibility for its leadership and control and is collectively responsible for promoting the Company's success by directing and supervising the Company's affairs. Directors take decisions objectively in the best interests of the Company.

The Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business and regularly reviews the contribution required from a Director to perform his responsibilities to the Company and whether the Director is spending sufficient time performing them that are commensurate with their role and the Board responsibilities. The Board includes a balanced composition of executive Directors and non-executive Directors (including independent non-executive Directors) so that there is a strong independent element on the Board, which can effectively exercise independent judgement.

Board Composition

During the year ended December 31, 2025 and up to the Latest Practicable Date, the composition of the Board is as follows:

Executive Directors

Mr. Yongdong Peng (彭永東) *(Chairman of the Board and Chief Executive Officer)*
Mr. Yigang Shan (單一剛)
Mr. Wangang Xu (徐萬剛) *(Vice Chairman of the Board)*
Mr. Tao Xu (徐濤)

Non-executive Director

Mr. Jeffrey Zhaohui Li (李朝暉)

Independent Non-executive Directors

Ms. Xiaohong Chen (陳小紅)
Mr. Hansong Zhu (朱寒松)
Mr. Jun Wu (武軍)

The biographical information of the Directors is set out in the section headed "Directors and Senior Management" of this report. There are no material or relevant relationships (including financial, business, family) between the Board members.

Directors' Attendance Records

The attendance record of each Director either physically or via video or telephone conference at the Board meetings, the Board committee meetings and the general meeting of the Company during the year ended December 31, 2025 is set out in the table below:

			Attendance/Number of Meetings			
Name of Director	Board	Audit Committee	Compensation Committee	Nomination Committee	Corporate Governance Committee	Annual General Meeting
Executive Directors						
Yongdong Peng	5/5	N/A	N/A	N/A	N/A	1/1
Yigang Shan	5/5	N/A	N/A	1/1	N/A	1/1
Wangang Xu	5/5	N/A	N/A	N/A	N/A	1/1
Tao Xu	5/5	N/A	N/A	N/A	N/A	1/1
Non-executive Director						
Jeffrey Zhaohui Li	5/5	N/A	N/A	N/A	N/A	1/1
Independent Non-executive Directors						
Xiaohong Chen	4/5	4/4	2/2	1/1	2/2	1/1
Hansong Zhu	5/5	4/4	2/2	1/1	2/2	1/1
Jun Wu	5/5	4/4	2/2	N/A	2/2	1/1

CORPORATE GOVERNANCE REPORT

Apart from regular Board meetings and Board committee meetings, the Chairman also held a meeting with the independent non-executive Directors without the presence of other Directors during the year.

The independent non-executive Directors and non-executive Director have attended the 2025 annual general meeting of the Company to gain and develop a balanced understanding of the view of the Shareholders.

Board Meetings

Regular Board meetings should be held at least four times a year involving active participation, either in person or through electronic means of communication, of a majority of Directors.

At least 14 days' notice for all regular Board meetings will be given to all Directors and all Directors are given the opportunity to include items or businesses for discussion in the agenda. For all other Board meetings, reasonable notice will be given. Relevant agenda and accompanying meeting papers will be sent to all Directors in a timely manner and at least three days in advance of every regular Board meeting.

Responsibilities, Accountabilities and Contributions of the Board and Management

The Board is responsible for leadership and control of the Company; and is collectively responsible for directing and supervising the Company's affairs. The Board directly, and indirectly through its committees, leads and provides direction to management by laying down strategies and overseeing their implementation, monitors the Group's operational and financial performance, and ensures that sound internal control and risk management systems are in place. All Directors, including non-executive Director and independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The independent non-executive Directors are responsible for providing a balance in the Board and taking a positive contribution to the development of the Company's strategy and policies for bringing effective independent judgement on corporate actions and operations.

All Directors have full and timely access to all the information of the Company and may, upon request, seek independent professional advice in appropriate circumstances at the Company's expenses for discharging their duties to the Company.

The Directors have disclosed to the Company details of other offices held by them.

The Board reserves for its decision on all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

CORPORATE GOVERNANCE REPORT

The Company has arranged appropriate insurance coverage on Directors' and officers' liabilities in respect of legal actions taken against Directors and senior management arising out of corporate activities. The insurance coverage would be reviewed on an annual basis.

Chairman and Chief Executive Officer

The Chairman and Chief Executive Director of the Company are held by Mr. Yongdong Peng who is the co-founder of the Company and has extensive experience in the housing transactions and services industry.

Pursuant to Code Provision C.2.1 of the Part 2 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

All major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Directors are encouraged to participate actively in all Board and committee meetings of which they are members, and the Chairman ensures that all issues raised are properly briefed at the Board meetings. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Independent Non-executive Directors

During the year ended December 31, 2025, the Board has at all times met the requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors representing one-third of the Board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

The Company has received written annual confirmation from each of the independent non-executive Directors in respect of his/her independence in accordance with the independence guidelines set out in Rule 3.13 of the Listing Rules. The Company is of the view that all independent non-executive Directors are independent.

CORPORATE GOVERNANCE REPORT

Board Independence Evaluation

Code Provision B.1.3 of Part 2 of the CG Code stipulates that the Company should establish mechanism(s) (the "**Mechanism**") to ensure that independent views and input are available to the Board. The Board has implemented various mechanisms to ensure that independent views are available to the Board, including: (1) having three independent non-executive Directors representing at least one-third of the Board; (2) making independent professional advice available to Directors upon reasonable request under the terms of reference of each of the Board committees of the Company; (3) requirement for each independent non-executive Director to provide written confirmation annually as to the factors affecting their independence provided under the Listing Rules; (4) in considering prospective independent non-executive Director candidates, the Nomination Committee assesses independence of the candidate(s) pursuant to the director nomination policy of the Company (the "**Director Nomination Policy**") as well as with reference to relevant guidelines set out in the Listing Rules and other factors, including but not limited to his/her skills and experience, integrity and character, commitment, diversity and independence; and (5) the Nomination Committee shall review the structure, size and composition of the Board regularly in relation to the Company's Board diversity policy (the "**Board Diversity Policy**") and make proposals accordingly.

The Company will conduct a regular review of the implementation and effectiveness of the Mechanism.

During the year ended December 31, 2025, the Board independence evaluations have been conducted with reference to the measures and procedures in the Mechanism and the evaluation results were satisfactory.

Appointment and Re-election of Directors

Each of our Directors has entered into a director service agreement with the Company for a term of one year, subject to renewal after the existing director service agreement.

Code provision B.2.2 of Part 2 of the CG Code stipulates that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. Each of the Directors is subject to re-election as and when required under the Code Provision B.2.2 of Part 2 of the CG Code and the Articles of Association. Under the Articles of Association of the Company, every independent non-executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

The Company's Articles of Association also provides that any Directors appointed by the Board to fill a casual vacancy or as addition to the Board shall hold office until the first annual general meeting after appointment. The retiring Directors shall be eligible for re-election.

Continuous Professional Development of Directors

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

Every newly appointed Director has received a formal and comprehensive induction on the first occasion of his/her appointment to ensure appropriate understanding of the business and operations of the Company and full awareness of Director's responsibilities and obligations under the Listing Rules and relevant statutory requirements. The Directors also meet with the senior management team from time to time to understand the Group's businesses, governance policies and regulatory environment.

Directors should participate in appropriate continuous professional development to develop and refresh their knowledge and skills. Internally-facilitated briefings for Directors would be arranged and reading material on relevant topics would be provided to Directors where appropriate.

During the year ended December 31, 2025, the key methods of attaining continuous professional development by each of the Directors are recognised as follows:

Directors	Type of Training[Note]
Executive Directors	
Yongdong Peng	A & B
Yigang Shan	A & B
Wangang Xu	A & B
Tao Xu	A & B
Non-Executive Director	
Jeffrey Zhaohui Li	A & B
Independent Non-Executive Directors	
Xiaohong Chen	A & B
Hansong Zhu	A & B
Jun Wu	A & B

Note:

Types of Training:

A: Attending training sessions, including but not limited to briefings, seminars, conferences and workshops

B: Reading materials provided by external parties or by the Company including but not limited to updates relating to the Company's business or directors' duties and responsibilities, corporate governance and regulatory update, Chapter 8A of the Listing Rules and knowledge relating to the weighted voting rights, and other applicable regulatory requirements

CORPORATE GOVERNANCE REPORT

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, Compensation Committee, Nomination Committee and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. All Board committees of the Company are established with specific written terms of reference (the charter) which deal clearly with their authority and duties. The terms of reference (the charter) of the Board committees are posted on the Company's website and the Stock Exchange's website. Each of the Board committees is provided with sufficient resources to perform its duties.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code.

The Audit Committee consists of three independent non-executive Directors, namely Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu. Ms. Xiaohong Chen, who possesses the appropriate professional qualification, or accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules, is the chairman of the Audit Committee.

The terms of reference (the charter) of the Audit Committee are of no less exacting terms than those set out in the CG Code. The main duties of the Audit Committee are to assist the Board in reviewing the financial information and reporting process, risk management and internal control systems, effectiveness of the internal audit function, scope of audit and appointment of external auditors, and arrangements to enable employees of the Company to raise concerns about possible improprieties in financial reporting, internal control or other matters of the Company.

During the year ended December 31, 2025, the Audit Committee held four meetings to:

(i)   review and discuss the unaudited financial results for the fourth quarter and full year of 2024, and each of the first, second and third quarters of 2025 and the relevant quarterly results announcements;

(ii)   review and discuss the unaudited condensed consolidated financial statements of the Company for the six months ended June 30, 2025 and the 2025 interim report;

(iii)   review and discuss the implementation of the internal audit and risk management;

(iv)   review and discuss the effectiveness of risk management and internal control systems;

(v)   discuss with the external Auditors on their review on the Company's consolidated financial information for the fourth quarter and full year of 2024, and each of the first, second and third quarters of 2025;

(vi)   discuss with the external Auditor on their integrated audit plan of 2025;

(vii)   review and discuss the policies that employees can use to raise concerns about possible misconducts regarding financial reporting, internal controls or other matters and the polices managing related party transactions and connected transactions;

(viii) review and approve the engagement letters relating to the annual audit services of the external Auditor; and

(ix)   review the performance and responsibilities of the Audit Committee and its charter.

The Audit Committee has met with the independent Auditor, PricewaterhouseCoopers during the year ended December 31, 2025. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

CORPORATE GOVERNANCE REPORT

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the CG code.

The Compensation Committee consists of three independent non-executive Directors, namely Mr. Jun Wu, Ms. Xiaohong Chen and Mr. Hansong Zhu. Mr. Jun Wu is the chairman of the Compensation Committee.

The terms of reference (the charter) of the Compensation Committee are of no less exacting terms than those set out in the CG Code. The main duties of the Compensation Committee include reviewing and determining, with delegated responsibility, or making recommendations to the Board on the remuneration packages of individual executive Directors and senior management, reviewing and making recommendations to the Board on the remuneration policy and structure for all Directors and senior management, reviewing and making recommendations to the Board on the remuneration packages of non-executive Directors, and review and/or approve matters relating to share schemes.

During the year ended December 31, 2025, the Compensation Committee met twice to:

(i) review and discuss the goals and objectives of the Company's executive compensation plan, and recommend to the Board the executive compensation plan;

(ii) evaluate the performance of the chief executive officer and other executive officers of the Company in light of the goals and objectives of the Company's executive compensation plan, and review and discuss the executive compensation for the year ended December 31, 2024;

(iii) review and discuss the management succession planning;

(iv) review compensation arrangements for the Company's employees to evaluate whether incentive and other forms of pay encourage unnecessary or excessive risk taking;

(v) review and discuss the relationship between the risk management policies and practices, corporate strategies and the Company's compensation arrangements;

(vi) review and discuss the objectives and purposes of the Company's general compensation plans and other employee benefit plans, including incentive compensation, equity-based compensation plans and other employee benefit plans; and

(vii)   review and discuss the performance and responsibilities of the Compensation Committee under the terms of reference (the charter) of the Compensation Committee.

During the year ended December 31, 2025, the Compensation Committee also (i) reviewed and recommended to the Board the remuneration packages (including cash and RSUs) of the non-executive Directors (including independent non-executive Directors), (ii) reviewed and approved, or recommended the Board to approve, the grant of share incentives to the participants under the 2020 Share Incentive Plan, including the grant of RSUs to three independent non-executive Directors pursuant to his/her director service agreement and award agreement entered into between the Company and such Directors; (iii) reviewed the discussions regarding the executive compensation which are proposed to be included in the Company's annual report on Form 20-F for the year ended December 31, 2024, and (iv) approved the removal of restrictions on transfer and dividend rights on the 9,000,000 Restricted Shares beneficially owned by Mr. Yongdong Peng. For details of the share incentives granted to employees, directors and consultants of any member of the Group who the Compensation Committee considers during the year ended December 31, 2025, please refer the subsection headed "The Share Incentive Plans" in this annual report.

The RSUs granted to certain independent non-executive Directors during the year ended December 31, 2025 ("**Director Grants**") shall fully vest on the first anniversary of the date of each grant.

The vesting of the RSUs under the Director Grants is not subject to any performance targets. The Compensation Committee is of the view that it is not necessary to set performance targets for the Director Grants because each of them (i) forms part of the remuneration package of such independent non-executive Directors; (ii) is in line with the recommended best practice E.1.9 of Part 2 of the CG Code, which recommends issuers not to grant equity-based remuneration with performance-related elements to independent non-executive directors as this may lead to bias in their decision-making and compromise their objectivity and independence; and (iii) is subject to clawback mechanisms as detailed in the relevant announcements.

Save as disclosed above, there were no material matters relating to the Share Incentive Plans of the Company which required review or approval by the Compensation Committee during the year ended December 31, 2025.

For further details of the remuneration of the senior management, whose biographical details are included in section headed "Directors and Senior Management" of this report, during the year, please refer to Note 29 to the Consolidated Financial Statements contained herein.

CORPORATE GOVERNANCE REPORT

Nomination Committee

The Company has established the Nomination Committee in compliance with Rules 3.27A, 8A.27 and 8A.28 of the Listing Rules and the CG code.

The Nomination Committee consists of one executive Director and two independent non-executive Directors, namely Ms. Xiaohong Chen, Mr. Yigang Shan and Mr. Hansong Zhu. Ms. Xiaohong Chen is the chairman of the Nomination Committee.

The terms of reference (the charter) of the Nomination Committee are of no less exacting terms than those set out in the CG Code. The main duties of the Nomination Committee are to make recommendations to the Board regarding the appointment of the Directors and Board succession, review the structure, size and composition of the Board at least annually, assist the Board in maintaining a Board skills matrix, make recommendations on any proposed changes to the Board to complement the Company's corporate strategy, and assess the independence of the Directors, and support the Company's regular evaluation of the Board's performance.

In identifying and selecting suitable candidates for directorships, the Nomination Committee would consider the candidate's relevant criteria as set out in the Director Nomination Policy that are necessary to complement the corporate strategy and achieve Board diversity, where appropriate, before making recommendation to the Board.

In assessing the Board composition, the Nomination Committee would take into account various aspects as well as factors concerning Board diversity as set out in the Company's Board Diversity Policy.

During the year ended December 31, 2025, the Nomination Committee met once to review and discuss: (i) the structure, size and composition of the Board and the Nomination Policy; (ii) the independence of the independent non-executive Directors; (iii) the implementation and effectiveness of the Board Diversity Policy; (iv) the responsibilities of the Board committees, the committee composition and the rotation policy of the committee chairman; and (v) the performance of the Nomination Committee. The Nomination Committee considered an appropriate balance of diversity perspectives of the Board is maintained.

Board Diversity Policy

The Company has adopted the Board Diversity Policy which sets out the approach to achieve diversity of the Board. The Company recognizes and embraces the benefits of having a diverse Board to enhance the quality of its performance.

Pursuant to the Board Diversity Policy, the Nomination Committee reviews from time to time the structure, size and composition of the Board and where appropriate, make recommendations on changes to the Board to complement the Company's corporate strategy and to ensure that the Board maintains a balanced diverse profile. In relation to reviewing and assessing the Board composition, the Nomination Committee is committed to diversity at all levels and will consider a number of aspects, including but not limited to independence, gender, age, educational background, industry experience, technical capabilities, professional qualifications, and skills, knowledge and length of service.

The achievement of the principles of the Board Diversity Policy will be measurable on an objective review of the overall composition of the Board, the diversity of background and experience of individual Directors and the effectiveness of the Board in promoting Shareholders' interests.

As of the Latest Practicable Date, the Company had a total of eight Directors, consisting of one female and seven male Directors ranging from 46 years old to 60 years old. In terms of qualification, the Board members have diverse professional backgrounds including finance, accounting, electrical engineering, enterprise management and business administration, as well as expertise in technology and strategic consulting, accounting and related financial management, investment, capital market and risk control and extensive experiences in the Internet and real estate brokerage industries. The Nomination Committee has reviewed the diversity policy and considers that, appropriate balance has been stricken among the Board members in terms of genders, ages, skills, experience and perspectives.

The Nomination Committee and the Board are of the view that the current composition of the Board has achieved the objectives set in the Board Diversity Policy. The Nomination Committee will review the Board Diversity Policy, as appropriate, to ensure its effectiveness at least on an annual basis.

CORPORATE GOVERNANCE REPORT

Gender Diversity

The Company values gender diversity across all levels of the Group. The Board currently consists of one female and seven male Directors. The Company will take opportunities to increase the proportion of female members of the Board when appropriate.

As of December 31, 2025, we had a total of 119,245 full-time employees, of which 74,207 were male and 45,038 were female. The gender ratio in the workforce (including senior management) was approximately 16 males to 10 females. The Company is aiming to achieve a more balanced gender ratio in the workforce and will continue to monitor and evaluate the diversity policy from time to time to ensure its continued effectiveness.

Details on the gender ratio of the Group together with relevant data can be found in the Appendix to the 2025 Environmental, Social and Governance Report issued by the Company.

Director Nomination Policy

The Board has delegated its responsibilities and authority for selection and appointment of Directors to the Nomination Committee.

The Company has adopted the Director Nomination Policy which sets out the selection criteria and nomination process in relation to nomination and appointment of Directors and aims to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirement of the Company's businesses.

The nomination process set out in the Director Nomination Policy is as follows:

(i)   The Nomination Committee shall identify individuals who are suitably qualified to become a member of the Board and to select or make recommendations to the Board on the selection of individuals nominated for directorships;

(ii)   At an appropriate time prior to each annual meeting of Shareholders at which Directors are to be elected or re-elected, the Nomination Committee shall recommend to the Board for nomination by the Board such candidates as the Nomination Committee, in the exercise of its judgment, has found to be well qualified in accordance with the criteria approved by the Board and willing and available to serve;

(iii)   After a vacancy arises on the Board or a Director advises the Board of his or her intention to resign, the Nomination Committee shall recommend to the Board for appointment by the Board to fill such vacancy, such candidate as the Nomination Committee, in the exercise of its judgment, has found to be well qualified in accordance with the criteria approved by the Board and willing and available to serve;

(iv)   In identifying candidates for membership on the Board, the Nomination Committee shall consider candidates recommended by Shareholders, management and Directors and shall take into account all factors the Nomination Committee considers appropriate;

(v)   The Nomination Committee shall review annually with the Board the structure, size and composition of the Board with regards to characteristics such as independence, knowledge, skills, experience and diversity, and make recommendations on any proposed changes to the Board to complement the Company's corporate strategy;

(vi)   The Nomination Committee shall assess the independence of independent non-executive Directors; and

(vii)   The Nomination Committee shall annually review the performance of each incumbent Director and shall consider the results of such evaluation when determining whether or not to recommend the nomination of such director for an additional term.

The selection criteria set out in the Director Nomination Policy is as follows:

•   Skills and experience: The candidate should possess the qualifications, skills, knowledge and experience relevant to the operations of the Company and its subsidiaries;

•   Integrity and character: The candidate should possess strength of character and mature judgment and able to work collegially with other members of the Board;

•   Commitment: The candidate should be able to devote sufficient time, interest and attention to discharge duties as a member of the Board;

•   Diversity: The candidate should be considered with regard to the diversity perspectives as set out in the Board Diversity Policy; and

•   Independence: Independent non-executive Director candidates must satisfy the independence criteria set out in Rule 3.13 of the Listing Rules.

Where appropriate, the Nomination Committee and/or the Board shall make recommendation to Shareholders in respect of the proposed election and re-election of Directors at the general meeting.

CORPORATE GOVERNANCE REPORT

Corporate Governance Committee

The Company has established the Corporate Governance Committee in compliance with the CG Code and Rules 8A.30 and 8A.31 of the Listing Rules.

The Corporate Governance Committee consists of three independent non-executive Directors, namely Mr. Hansong Zhu, Ms. Xiaohong Chen and Mr. Jun Wu. Mr. Hansong Zhu is the chairman of the Corporate Governance Committee.

The terms of reference (the charter) of the Corporate Governance Committee are of no less exacting terms than those set out in Rule 8A.30 of the Listing Rules and the CG Code. The primary duties of the Corporate Governance Committee are to ensure that the Company is operated and managed for the benefit of all Shareholders indiscriminately, develop and recommend to the Board a set of corporate governance principles applicable to the Company, oversee the management of ESG related matters, and ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structure of the Company.

During the year ended December 31, 2025, the Corporate Governance Committee held two meetings regarding the following matters:

(i) reviewing the Company's compliance with the code provisions set out in the CG Code and the deviation from Code Provision C.2.1 of Part 2 the CG Code;

(ii) reviewing and monitoring the Company's policies and practices on corporate governance and code of conduct and compliance manual applicable to employees and the Directors;

(iii) reviewing and evaluating the ESG-related policies;

(iv) reviewing and monitoring the training and continuous professional development of Directors and senior management;

(v) reviewing the Company's compliance with the relevant laws and regulations that have a significant impact on the Group in all material respects;

(vi) seeking to ensure the communication between the Company and its Shareholders are effective and satisfactory;

(vii)   confirming to the Board that it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the WVR Beneficiaries and the potential risks related to the WVR structure, including the connected transactions between the Group and the WVR Beneficiaries, in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole during the year ended December 31, 2024;

(viii)   confirming that (a) the WVR Beneficiaries have been members of the Board throughout the year ended December 31, 2024; (b) no matter under Rule 8A.17 of the Listing Rules has occurred throughout the year ended December 31, 2024; and (c) the WVR Beneficiaries have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules for the year ended December 31, 2024;

(ix)   recommending the Board to retain the services of the compliance advisor of the Company;

(x)   reviewing the report of the information security and data compliance committee of the Company with respect to the data security and user privacy protection; and

(xi)   reporting on the work of the Corporate Governance Committee covering all areas of its terms of reference, discussing and evaluating whether the charter of the Corporate Governance Committee appropriately addresses the matters that are or should be within its scope.

During the year ended December 31, 2025, the Corporate Governance Committee also performed the following work: (i) reviewing and approving the Company's 2024 ESG report, (ii) reviewing and approving the disclosures under the heading "Board Practices" and "Cybersecurity" included in the Company's annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC; (iii) reviewing and approving the Company's 2024 corporate governance report; and (iv) reviewing and approving the Workforce Diversity Policy, the amended Occupational Health and Safety Policy and Employees Rights Protection Policy.

The Corporate Governance Committee has confirmed to the Board that it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the WVR Beneficiaries in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole. These measures include the Corporate Governance Committee ensuring that (i) any connected transactions are disclosed and dealt with in accordance with the requirements of the Listing Rules, (ii) any Directors who have a conflict of interest shall properly and duly disclose all of their respective interests and such conflict of interest will be dealt with according to the Listing Rules and the Memorandum and the Articles of Association, and (iii) the compliance adviser is consulted on any matters related to transactions involving the WVR beneficiaries or a potential conflict of interest between the Group and the WVR beneficiaries. The Corporate Governance Committee recommended the Board to continue the implementation of these measures and to periodically review their efficacy towards these objectives.

CORPORATE GOVERNANCE REPORT

The Corporate Governance Committee has confirmed that (i) the WVR beneficiaries have been members of the Board throughout the year ended December 31, 2025; (ii) no matter under Rule 8A.17 has occurred throughout the year ended December 31, 2025; and (iii) the WVR beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules for the year ended December 31, 2025. Having reviewed the remuneration and terms of engagement of the compliance adviser, the Corporate Governance Committee confirmed to the Board that it was not aware of any factors that would require it to consider either the removal of the current compliance adviser or the appointment of a new compliance adviser. As a result, the Corporate Governance Committee recommended that the Board retain the services of the compliance advisor of the Company.

RISK MANAGEMENT AND INTERNAL CONTROLS

The Board acknowledges its responsibility for the risk management and internal control systems and reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board has the overall responsibility for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems.

The management is responsible for the overall implementation of risk management and internal control plans and policies determined by the Board and managing the risks in connection with all of the Company's business operations. The management identifies, assesses and takes measures against any significant risks that the Company is facing, and reviews the risk assessment report on a regular basis and reports to the Audit Committee and the Board on a regular basis.

The Audit Committee assists the Board in leading the management and overseeing their design, implementation and monitoring of the risk management and internal control systems.

The Company has developed and adopted various risk management procedures and guidelines with defined authority for implementation by key business processes and office functions, including project management, sales and leasing, financial reporting, human resources and information technology.

The Company's risk management and internal control systems have been developed with the following principles, features and processes:

Organization Principles

Under the supervision and guidance of the Board, the Company has adopted a risk management and internal control structure, referred to as the "Three Lines of Defence" model, to ensure the effectiveness of its risk management and internal control system.

First Line of Defence – Operation and Management

The first line of defence is mainly formed by the business and functional departments of the Company who are responsible for daily operation and management. They are responsible for designing and implementing controls to address the risks.

Second Line of Defence – Risk Management, Internal Control and Other Functions

The second line of defence mainly consists of, among others, the internal control department, finance department, legal department, information security department, and business compliance department of the Company and other department with similar functions. This line is responsible for formulating policies related to management of operations, finance, compliance and litigation, information security and fraud risks and the internal control of the Company, and for planning and establishing an integrated risk control system. For ensuring effective implementation of such systems, the line also assists and supervises the first line in the establishment and improvement of risk management and internal control systems.

Third Line of Defence – Independent Assurance

The third line of defence is comprised of the departments of internal audit and fraud investigation of the Company.

The internal audit department holds a high degree of independence and is responsible for providing independent evaluation on the effectiveness of the Company's risk management and internal control systems, and monitoring the Company's improvement on risk management and internal controls.

The fraud investigation department is responsible for receiving whistle-blower reports through various channels and for following up and carrying out independent investigations on alleged fraudulent activities.

CORPORATE GOVERNANCE REPORT

Risk Management Process

The Company has established a risk management system which sets out the roles and responsibilities of each relevant party as well as the relevant risk management policies and processes, and maintain effective and adequate internal control system.

The business and functional departments of the company identify, assess and respond to risks in the course of operation in a systematic manner.

The internal audit department conducted internal control assessment regularly to identify risks that potentially impact the business of the Group and various aspects including key operational and financial processes, regulatory compliance and information security. Self-evaluation has been conducted annually to confirm that control policies are properly complied with by the Group.

The internal audit department is responsible for performing independent review of the adequacy and effectiveness of the risk management and internal control systems. The internal audit department examined key issues in relation to the accounting practices and all material controls and provided its findings and recommendations for improvement to the Audit Committee.

The management has confirmed to the Board on the effectiveness of the risk management (including ESG risks) and internal control systems for the year ended December 31, 2025.

The Board, as supported by the Audit Committee, reviewed the management report and the internal audit and internal control reports. During the year ended December 31, 2025, the Board considered that the risk management (including ESG risks) and internal control systems of the Company are effective and adequate. The annual review also covered, among other things, the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company's accounting, internal audit, financial reporting functions, as well as those relating to the Company's ESG performance and reporting.

The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments of the Company and information required to be disclosed by the Company in its reports or announcements filed, disclosed, submitted or furnished to the SEC, SFC and Stock Exchange is recorded, processed, summarized, reported and published accurately and on a timely basis, the Board has adopted the Disclosure Controls and Procedures, which sets up the procedures and internal controls of proper information disclosure. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited.

CORPORATE GOVERNANCE REPORT

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements with the support of the accounting and finance team for the year ended December 31, 2025.

The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

The statement of the external Auditor of the Company, PricewaterhouseCoopers, about their reporting responsibilities on the financial statements is set out in the Independent Auditors' Report of this report.

AUDITORS' REMUNERATION

The remuneration paid and payable to the external auditors of the Company in respect of audit services and non-audit services for the year ended December 31, 2025 is set out below:

Service Category	Fees Paid/ Payable US$'000
Audit fees[1]	6,235
Tax fees[2]	762

Notes:

(1) "Audit fees" means the aggregate fees billed for professional services rendered by our principal Auditors for the audits of our annual financial statements and internal control over financial reporting, review of our quarterly and interim financial statements.

(2) "Tax fees" means the aggregate fees billed for professional services rendered by our principal Auditors associated with certain permitted tax consulting service and transfer pricing service.

The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, including audit services and tax services as described above, other than those for *de minimis* services which are approved by the Audit Committee prior to the completion of the audit.

CORPORATE GOVERNANCE REPORT

JOINT COMPANY SECRETARY

Ms. Siting Li, has been appointed as the joint company secretary since September 2022 and Ms. Yee Wa Lau of Tricor Services Limited, an external service provider, has been appointed as the joint company secretary of the Company since the Listing Date.

All Directors have access to the advice and services of the joint company secretaries on corporate governance and board practices and matters. Ms. Siting Li has been designated as the primary contact person at the Company who would work and communicate with Ms. Yee Wa Lau on the Company's corporate governance and secretarial and administrative matters.

For the year ended December 31, 2025, Ms. Yee Wa Lau and Ms. Siting Li have undertaken not less than 15 hours of relevant professional training respectively in compliance with Rule 3.29 of the Listing Rules.

SHAREHOLDERS' RIGHTS

To safeguard Shareholders' interests and rights, a separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Directors. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting.

Convening an Extraordinary General Meeting and Putting Forward Proposals by Shareholders

Shareholders may put forward proposals for consideration at a general meeting of the Company according to the Articles of Association. Pursuant to Article 71 of the Articles of Association, extraordinary general meetings shall be convened on the requisition of Shareholder(s) holding not less than one tenth (1/10) of all votes attaching to all issued and outstanding Shares of the Company (on a one vote per share basis) that as at the date of the deposit carry the right to vote at general meetings of the Company, and such Shareholder(s) may also add resolutions to the agenda of any general meeting of the Company.

The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more requisitionists.

If there are no Directors as at the date of deposit of the Shareholder's requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

Contact Details

Shareholders may send their enquiries or requests as mentioned above to the following:

Address: Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing 100086, People's Republic of China
(For the attention of the Joint Company Secretary)
Email: ir@ke.com

For the avoidance of doubt, Shareholders must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. Shareholders' information may be disclosed as required by law.

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company considers that effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavours to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. At the annual general meeting, Directors (or their delegates as appropriate) are available to meet Shareholders and answer their enquiries.

CORPORATE GOVERNANCE REPORT

Shareholders' Communication Policy

The Company has in place a Shareholders' Communication Policy. The policy aims to set out the provisions with the objective of ensuring that the Shareholders, both individual and institutional, and, in appropriate circumstances, the investment community at large, are provided with ready, equal and timely access to material information about the Company, in order to enable Shareholders to exercise their rights in an informed manner, and to allow Shareholders and the investment community to engage actively with the Company. The Board reviewed the implementation and effectiveness of the Shareholders' Communication Policy and the results were satisfactory.

The Company has established a number of channels for maintaining an on-going dialogue with its Shareholders as follows:

(a) *Shareholders' Enquiries*

Shareholders should direct their questions about their shareholdings to the Company's Hong Kong share registrar. Shareholders and the investment community shall be provided with designated contacts, email addresses and enquiry lines of the Company in order to enable them to make any query in respect of the Company. Shareholders and the investment community may at any time make a request for the Company's information to the extent such information is publicly available through the Company's designated contacts, email addresses and enquiry lines.

(b) *Corporate Communication*

"Corporate Communication" as defined under the Listing Rules refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities or the investing public, including but not limited to the following documents of the Company: (a) the Directors' report, its annual accounts together with a copy of the auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form. The Corporate Communication of the Company will be published on the Stock Exchange's website (www.hkexnews.hk) in a timely manner as required by the Listing Rules. Corporate Communication will be provided to the Shareholders in plain language in both English and Chinese versions or where permitted, in a single language, in a timely manner as required by the Listing Rules. Shareholders shall have the right to choose the language (either English and/or Chinese) or means of receipt of the Corporate Communication (in hard copy or through electronic means).

Shareholders are encouraged to access the Corporate Communications posted on the Company's website to help reduce the quantity of printed copies and hence the impact on the environment.

(c)   *Corporate Website*

Any information or documents of the Company posted on the Stock Exchange's website will also be published on the Company's website (investors.ke.com). Other corporate information about the Company's business overview, corporate governance and ESG will also be available on the Company's website. All announcements and Corporate Communications shall be maintained on the Company's website for at least five years from the date of publication.

(d)   *Webcasts*

Webcasts of the Company's quarterly, interim and annual results briefings are available on the Company's website for a certain period.

(e)   *Shareholders' Meetings*

Shareholders are encouraged to participate in general meetings or to appoint proxies to attend and vote at the meetings for and on their behalf if they are unable to attend the meetings. Appropriate arrangements for the annual general meetings shall be in place to encourage and facilitate Shareholders' participation. The process of the Company's general meeting will be monitored and reviewed on a regular basis, and, if necessary, changes will be made to ensure that Shareholders' needs are best served. Board members, in particular, the chairman of the Board, the chairman of Board committees or their delegates and external Auditor should attend annual general meetings to answer Shareholders' questions.

AMENDMENTS TO CONSTITUTIONAL DOCUMENTS

During the year ended December 31, 2025, the Company has not made any changes to its Articles of Association. An up-to-date version of the Company's Memorandum and Articles of Association is also available on the Company's website and the Stock Exchange's website.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of KE Holdings Inc.
(incorporated in the Cayman Islands with limited liability)

OPINION

What we have audited

The consolidated financial statements of KE Holdings Inc. (the "Company") and its subsidiaries (the "Group"), which are set out on pages 136 to 270, comprise:

- the consolidated balance sheet as at 31 December 2025;

- the consolidated statement of comprehensive income for the year then ended;

- the consolidated statement of changes in shareholders' equity for the year then ended;

- the consolidated statement of cash flows for the year then ended; and

- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2025, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the HKICPA's Code of Ethics for Professional Accountants (the "Code"), as applicable to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with the Code.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters identified in our audit are summarised as follows:

*   Revenue Recognition – New Home Transaction Services
*   Allowance for Credit Losses – Accounts Receivable from New Home Transaction Services
*   Goodwill Impairment Assessment – Home Renovation and Furnishing Reporting Unit

INDEPENDENT AUDITOR'S REPORT

Key Audit Matter	How our audit addressed the Key Audit Matter
Revenue Recognition – New Home Transaction Services Refer to note 2.21 to the consolidated financial statements. Revenues from new home transaction services for the year ended December 31, 2025 amounted to approximately RMB30.6 billion. The Group generated revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Group. The Group signed new home agency service contracts with real estate developers in which the terms and conditions for sales commission earned are defined. The Group recognized sales commissions as revenues when confirmations were received from real estate developers that terms and conditions for commissions earned were met or upon cash receipts of service fees if collection of the commissions was not considered probable. We focused on this area due to the significance of new home transaction services revenue and the significant management judgment involved in determining whether collection of commission from real estate developers is probable to support the establishment of contract with developers and the timing of revenue recognition.	In response to this key audit matter, we have performed the following procedures: (1) We obtained an understanding of the new home revenue transaction process, including management's assessment process of collectability of consideration from real estate developers, and assessed the inherent risk of material misstatement by considering the degree of judgment subjectivity, uncertainty and level of other inherent risk factors; (2) We tested the effectiveness of controls relating to new home revenue transactions, which includes controls relating to assessment of collectability of consideration from real estate developers for determining timing of revenue recognition; (3) We evaluated the appropriateness of the new home revenue recognition policies as adopted by the management; (4) We assessed the reasonableness of management's determination on whether the collection of commissions earned from developers was probable to support the establishment of a contract with the developers and whether the criteria for revenue recognition were fulfilled when the Company received the confirmations from the developers that terms and conditions for commissions earned were met; and (5) Tested, on a sample basis, the revenue recognized for the year by tracing the transactions to supporting documents, such as contractual agreements, sales confirmations received from customers or evidence of cash receipts. Based on the procedures performed, we considered the new home revenue recognition, including significant judgments adopted by management in determining the timing of revenue recognition, is supported by the evidence obtained.

Key Audit Matter	How our audit addressed the Key Audit Matter
Allowance for Credit Losses – Accounts Receivable from New Home Transaction Services Refer to notes 2.10 and 7 to the consolidated financial statements. As of December 31, 2025, the Company had gross accounts receivable of RMB4.6 billion, for which an allowance for credit losses of RMB1.5 billion was recorded. A significant portion of the gross accounts receivable and allowance for credit losses was from new home transaction services. The allowance is management's estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers' ability to pay. Management estimated the allowance by segmenting accounts receivable from new home transaction services based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions. We focused on this area due to the significance of the carrying amount of accounts receivable from new home transaction services and given that significant judgments and estimates were adopted by management in determining the significant assumptions (in particular the segmentation of accounts receivable based on similar risk characteristics and the effects of current and future economic conditions) in relation to the determination of the allowance for credit losses against accounts receivable.	In response to this key audit matter, we have performed the following procedures: (1) We obtained an understanding of the management's assessment process of credit losses provision for accounts receivable from new home transaction services, and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty, subjectivity and level of other inherent risk factors; (2) We tested the effectiveness of controls related to management's estimate of the allowance for credit losses on accounts receivable from new home transaction services; (3) We assessed the appropriateness of the models used by the management to determine the allowance for credit losses against accounts receivable from new home transaction services with the assistance of our internal modelling specialist; (4) We assessed the reasonableness of the significant assumptions and judgments made by management to estimate the allowance for credit loss for each segmentation of accounts receivable with the assistance of our internal valuation expert; and (5) We tested the completeness, accuracy and relevance of data used in the models. Based on the procedures performed, we considered the significant judgments and estimates adopted by management in determining the allowance for credit losses against accounts receivable from new home transaction services are supported by the evidence obtained.

Key Audit Matter	How our audit addressed the Key Audit Matter
Goodwill Impairment Assessment – Home Renovation and Furnishing Reporting Unit Refer to notes 2.15 and 13 to the consolidated financial statements. As of December 31, 2025, the Company's goodwill balance was RMB4.7 billion, and the goodwill associated with the home renovation and furnishing reporting unit was RMB3.2 billion. Management performed impairment tests to assess the carrying value of goodwill on an annual basis, and between annual tests if events or circumstances indicate that goodwill may be impaired. To assess the impairment, management determined the fair value of the home renovation and furnishing reporting unit using a discounted cash flow model with assistance from an independent professional valuer. Based on the result of the assessment, management concluded that no impairment existed for the carrying value of the goodwill attributable to home renovation and furnishing reporting unit as of December 31, 2025. We focused on this area due to the significance of the carrying amount of goodwill associated with the home renovation and furnishing reporting unit and given that significant judgment and estimates were involved in determining the significant assumptions (in particular the revenue growth rates and discount rate) for the impairment assessment.	In response to this key audit matter, we have performed the following procedures: (1) We obtained an understanding of the management's assessment process of goodwill impairment of home renovation and furnishing reporting unit and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty, subjectivity and level of other inherent risk factors; (2) We tested the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the home renovation and furnishing reporting unit; (3) We assessed the appropriateness of the discounted cash flow model with the assistance of our internal valuation expert; and (4) With the assistance of our internal valuation expert, we assessed the reasonableness of the significant assumptions used by management in the discounted cash flow model for the impairment assessment (primarily with respect to the revenue growth rates and discount rate) by reference to the current and past performance of the reporting unit, external market and industry data, and considering whether the significant assumptions were consistent with evidence obtained in other areas of the audit. Based on the procedures performed, we considered the significant judgments and estimates adopted by management in the impairment assessment of goodwill associate with the home renovation and furnishing reporting unit are supported by the evidence obtained.

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THE AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

INDEPENDENT AUDITOR'S REPORT

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Ng Ping Fai.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 24, 2026

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2024 RMB	As of December 31, 2025 RMB
ASSETS			
Current assets:			
Cash and cash equivalents	3	11,442,965	7,773,182
Restricted cash	3	8,858,449	8,170,605
Short-term investments	4	41,317,700	39,579,961
Financing receivables, net of allowance for credit losses of RMB147,330 and RMB174,478 as of December 31, 2024 and 2025, respectively	8	2,835,527	1,353,682
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,636,163 and RMB1,612,202 as of December 31, 2024 and 2025, respectively	7	5,497,989	3,936,976
Amounts due from and prepayments to related parties	25	379,218	409,867
Loan receivables from related parties	25	18,797	315,755
Inventories	5	1,609,876	2,854,034
Prepayments, receivables and other assets	6	4,642,824	3,726,128
Total current assets		76,603,345	68,120,190
Non-current assets:			
Property, plant and equipment, net	9	2,400,211	2,069,624
Right-of-use assets	11	23,366,879	19,144,129
Long-term investments, net	12	23,790,106	20,148,524
Intangible assets, net	10	857,635	722,676
Goodwill	13	4,777,420	4,660,360
Long-term loan receivables from related parties	25	131,410	39,573
Other non-current assets	6	1,222,277	1,763,102
Total non-current assets		56,545,938	48,547,988
TOTAL ASSETS		133,149,283	116,668,178

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2024 RMB	As of December 31, 2025 RMB
LIABILITIES			
Current liabilities			
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB66,266 and RMB57,987 as of December 31, 2024 and 2025, respectively)	15	9,492,629	6,052,129
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB322 and RMB463 as of December 31, 2024 and 2025, respectively)	25	391,446	348,467
Loan payable to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both December 31, 2024 and 2025)	25	–	497,939
Employee compensation and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB374,213 and RMB411,090 as of December 31, 2024 and 2025, respectively)		8,414,472	6,504,197
Customer deposits payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,141,792 and RMB3,369,240 as of December 31, 2024 and 2025, respectively)		6,078,623	4,157,248
Income taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB35,277 and RMB34,984 as of December 31, 2024 and 2025, respectively)		1,028,735	702,607
Short-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both December 31, 2024 and 2025)	14	288,280	207,717
Lease liabilities current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB369 and RMB198 as of December 31, 2024 and 2025, respectively)	11	13,729,701	10,658,576
Contract liabilities and deferred revenue (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB2,785 and RMB2,990 as of December 31, 2024 and 2025, respectively)		6,051,867	5,690,293
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB210,085 and RMB109,199 as of December 31, 2024 and 2025, respectively)	16	7,268,505	7,588,077
Total current liabilities		52,744,258	42,407,250

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	As of December 31,	
		2024	2025
		RMB	RMB
Non-current liabilities			
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB2,374 and RMB1,679 as of December 31, 2024 and 2025, respectively)	19	317,697	**317,209**
Lease liabilities non-current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB452 and RMB146 as of December 31, 2024 and 2025, respectively)	11	8,636,770	**6,969,571**
Long-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both December 31, 2024 and 2025)	14	–	**182,917**
Long-term loan payable to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both December 31, 2024 and 2025)	25	–	**259,249**
Other non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both December 31, 2024 and 2025)		2,563	**2,148**
Total non-current liabilities		8,957,030	**7,731,094**
TOTAL LIABILITIES		61,701,288	**50,138,344**

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2024 RMB	As of December 31, 2025 RMB
Commitments and contingencies	26		
SHAREHOLDERS' EQUITY			
KE Holdings Inc. shareholders' equity:			
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares as of both December 31, 2024 and 2025. 3,479,616,986 Class A ordinary shares issued and 3,337,567,403 Class A ordinary shares outstanding[1] as of December 31, 2024; 3,366,778,024 Class A ordinary shares issued and 3,233,808,859 Class A ordinary shares outstanding[1] as of December 31, 2025; and 145,413,446 and 139,447,770 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)	21	461	450
Treasury shares		(949,410)	(848,433)
Additional paid-in capital		72,460,562	64,802,176
Statutory reserves		926,972	1,054,872
Accumulated other comprehensive income		609,112	290,029
(Accumulated deficit)/Retained earnings		(1,723,881)	1,142,194
Total KE Holdings Inc. shareholders' equity		71,323,816	66,441,288
Non-controlling interests		124,179	88,546
TOTAL SHAREHOLDERS' EQUITY		71,447,995	66,529,834
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		133,149,283	116,668,178

(1) Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2025
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	For the Year Ended December 31, 2024 RMB	2025 RMB
Net revenues:			
Existing home transaction services (including revenues generated from related parties of RMB644,130 and RMB464,327, for 2024 and 2025, respectively)		28,201,003	**25,020,035**
New home transaction services (including revenues generated from related parties of RMB1,289 and RMB67,818, for 2024 and 2025, respectively)		33,653,403	**30,597,319**
Home renovation and furnishing (including revenues generated from related parties of RMB7,360 and RMB3,174, for 2024 and 2025, respectively)		14,768,947	**15,426,141**
Home rental services (including revenues generated from related parties of RMB1,815 and RMB29,818, for 2024 and 2025, respectively)		14,334,479	**21,900,320**
Emerging and other services (including revenues generated from related parties of RMB22,573 and RMB23,357, for 2024 and 2025, respectively)		2,499,666	**1,636,390**
Total net revenues	2.21	93,457,498	**94,580,205**
Cost of revenues:			
Commission-split (including costs generated from related parties of RMB601,193 and RMB331,521, for 2024 and 2025, respectively)		(22,766,957)	**(20,873,405)**
Commission and compensation-internal		(18,903,786)	**(17,656,184)**
Cost of home renovation and furnishing (including costs generated from related parties of RMB116,207 and RMB48,000, for 2024 and 2025, respectively)		(10,229,696)	**(10,581,816)**
Cost of home rental services (including costs generated from related parties of RMB11,150 and RMB11,493, for 2024 and 2025, respectively)		(13,619,506)	**(20,020,954)**
Cost related to stores (including costs generated from related parties of RMB7,594 and RMB5,410, for 2024 and 2025, respectively)		(2,854,988)	**(2,851,831)**
Others (including costs generated from related parties of RMB13,496 and RMB6,697, for 2024 and 2025, respectively)		(2,138,510)	**(2,383,938)**
Total cost of revenues		(70,513,443)	**(74,368,128)**
Gross profit		22,944,055	**20,212,077**

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2025
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	For the Year Ended December 31, 2024 RMB	For the Year Ended December 31, 2025 RMB
Operating expenses:			
Sales and marketing expenses (including expenses generated from related parties of RMB21,001 and RMB9,113, for 2024 and 2025, respectively)		(7,783,341)	(7,328,909)
General and administrative expenses (including expenses generated from related parties of RMB5,702 and RMB378, for 2024 and 2025, respectively)		(8,960,747)	(8,075,414)
Research and development expenses (including expenses generated from related parties of RMB152,818 and RMB208,679, for 2024 and 2025, respectively)		(2,283,424)	(2,580,564)
Impairment of goodwill, intangible assets and other long-lived assets	9&10&13	(151,576)	(116,332)
Total operating expenses		(19,179,088)	(18,101,219)
Income from operations		3,764,967	2,110,858
Interest income, net (including income generated from related parties of RMB7,010 and RMB11,895, for 2024 and 2025, respectively)	18	1,260,163	807,505
Share of results of equity investees		10,192	16,420
Impairment loss and provision related to equity investments accounted for using equity method	12	–	(103,662)
Fair value changes in investments, net		312,791	462,668
Impairment loss for equity investments accounted for using measurement alternative	12	(9,408)	(2,731)
Foreign currency exchange loss		(34,674)	(59,746)
Other income, net	17	1,566,038	1,445,791
Income before income tax expense		6,870,069	4,677,103
Income tax expense	19	(2,791,889)	(1,686,089)
Net income		4,078,180	2,991,014
Net loss (income) attributable to non-controlling interests shareholders		(13,280)	2,961
Net income attributable to KE Holdings Inc.		4,064,900	2,993,975
Net income attributable to KE Holdings Inc.'s ordinary shareholders		4,064,900	2,993,975

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2025
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	For the Year Ended December 31, 2024 RMB	2025 RMB
Net income		4,078,180	**2,991,014**
Other comprehensive income (loss)			
Currency translation adjustments		217,142	**(429,040)**
Unrealized gains on available-for-sale investments, net of reclassification		147,668	**109,957**
Total other comprehensive income (loss)		364,810	**(319,083)**
Total comprehensive income		4,442,990	**2,671,931**
Comprehensive loss (income) attributable to non-controlling interests shareholders		(13,280)	**2,961**
Comprehensive income attributable to KE Holdings Inc.		4,429,710	**2,674,892**
Comprehensive income attributable to KE Holdings Inc.'s ordinary shareholders		4,429,710	**2,674,892**
Weighted average number of ordinary shares used in computing net income per share, basic and diluted			
– Basic	24	3,409,772,592	**3,326,149,994**
– Diluted	24	3,537,408,029	**3,472,076,149**
Net income per share attributable to ordinary shareholders			
– Basic	24	1.19	**0.90**
– Diluted	24	1.15	**0.86**
Share-based compensation expenses included in:	20		
Cost of revenues		521,293	**446,120**
Sales and marketing expenses		197,320	**181,877**
General and administrative expenses		1,821,817	**1,111,415**
Research and development expenses		185,645	**165,512**

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.										
	Ordinary shares		Treasury shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Total	Non-controlling interests	Total equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2024	3,451,032,020	475	(24,066,132)	(866,198)	77,583,054	811,107	244,302	(5,672,916)	72,099,824	101,281	72,201,105
Net income	-	-	-	-	-	-	-	4,064,900	4,064,900	13,280	4,078,180
Exercise of share options	14,183,427	2	-	-	-	-	-	-	2	-	2
Vesting of restricted share units	22,936,809	3	-	-	(3)	-	-	-	-	-	-
Vesting of restricted share	13,297,108	2	-	-	(2)	-	-	-	-	-	-
Share-based compensation	-	-	-	-	2,726,075	-	-	-	2,726,075	-	2,726,075
Repurchase of ordinary shares	-	-	(144,663,195)	(5,101,091)	-	-	-	-	(5,101,091)	-	(5,101,091)
Cancellation of ordinary shares	(147,784,335)	(21)	147,784,335	5,017,879	(5,017,858)	-	-	-	-	-	-
Surrender of ordinary shares	(2)	-	-	-	-	-	-	-	-	-	-
Appropriation to statutory reserves	-	-	-	-	-	115,865	-	(115,865)	-	-	-
Currency translation adjustments	-	-	-	-	-	-	217,142	-	217,142	-	217,142
Acquisition of subsidiaries with non-controlling interests	-	-	-	-	-	-	-	-	-	38,710	38,710
Disposal of subsidiaries with non-controlling interests	-	-	-	-	-	-	-	-	-	(29,092)	(29,092)
Unrealized gains on available-for-sale investments, before reclassification	-	-	-	-	-	-	147,668	-	147,668	-	147,668
Dividend to shareholders	-	-	-	-	(2,830,704)	-	-	-	(2,830,704)	-	(2,830,704)
Balance at December 31, 2024	3,353,665,027	461	(20,944,992)	(949,410)	72,460,562	926,972	609,112	(1,723,881)	71,323,816	124,179	71,447,995

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares Shares	RMB	Treasury shares Shares	RMB	Additional paid-in capital RMB	Statutory reserves RMB	Accumulated other comprehensive income RMB	(Accumulated deficit)/ Retained earnings RMB	Total RMB	Non-controlling interests RMB	Total equity RMB
Balance at January 1, 2025	3,353,665,027	461	(20,944,992)	(949,410)	72,460,562	926,972	609,112	(1,723,881)	71,323,816	124,179	71,447,995
Net income	–	–	–	–	–	–	–	2,993,975	2,993,975	(2,961)	2,991,014
Exercise of share options	15,577,452	2	–	–	–	–	–	–	2	–	2
Vesting of restricted share units	28,080,498	4	–	–	(4)	–	–	–	–	–	–
Vesting of restricted share	26,726,342	4	–	–	(4)	–	–	–	–	–	–
Share-based compensation	–	–	–	–	1,904,924	–	–	–	1,904,924	–	1,904,924
Repurchase of ordinary shares	–	–	(150,367,893)	(6,581,195)	–	–	–	–	(6,581,195)	–	(6,581,195)
Cancellation of ordinary shares	(149,704,635)	(21)	149,704,635	6,682,172	(6,682,151)	–	–	–	–	–	–
Surrender of ordinary shares	(3)	–	–	–	–	–	–	–	–	–	–
Appropriation to statutory reserves	–	–	–	–	–	127,900	–	(127,900)	–	–	–
Currency translation adjustments	–	–	–	–	–	–	(429,040)	–	(429,040)	–	(429,040)
Capital injection by non-controlling interests	–	–	–	–	–	–	–	–	–	2,500	2,500
Disposal of subsidiaries with non-controlling interests	–	–	–	–	–	–	–	–	–	(25,646)	(25,646)
Unrealized gains on available-for-sale investments, before reclassification	–	–	–	–	–	–	107,828	–	107,828	–	107,828
Unrealized gains on available-for-sale investments, amounts reclassified from accumulated other comprehensive income	–	–	–	–	–	–	2,129	–	2,129	–	2,129
Dividend to shareholders	–	–	–	–	(2,881,151)	–	–	–	(2,881,151)	–	(2,881,151)
Liquidation of subsidiaries	–	–	–	–	–	–	–	–	–	(6,901)	(6,901)
Dividend of subsidiaries for non-controlling interest holder	–	–	–	–	–	–	–	–	–	(2,625)	(2,625)
Balance at December 31, 2025	3,274,344,681	450	(21,608,250)	(848,433)	64,802,176	1,054,872	290,029	1,142,194	66,441,288	88,546	66,529,834

Attributable to owners of KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2025
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
Cash flows from operating activities:		
Net income	4,078,180	2,991,014
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation of property, plant and equipment	743,728	934,119
Amortization of intangible assets	268,684	138,260
Provision of allowance for expected credit losses	296,569	134,177
Impairment of goodwill, intangible assets and other long-lived assets	151,576	116,332
Impairment loss and provision related to equity investments accounted for using equity method	–	103,662
Impairment loss for equity investments accounted for using measurement alternative	9,408	2,731
Inventory impairment charge	–	7,326
Deferred tax expenses (benefits)	146,921	(252,956)
Share of results of equity investees	(10,192)	(16,420)
Dividend received from equity method investments	15,827	9,000
Fair value changes in investments	(312,791)	(146,389)
Investment and interest income	(252,967)	210,344
Foreign currency exchange loss (gain)	(339,280)	50,640
Loss on disposal of property, plant and equipment and intangible assets	30	137,482
Share-based compensation expenses	2,726,075	1,904,924
Changes in assets and liabilities:		
Accounts receivable and contract assets	(2,409,998)	1,482,558
Amounts due from and prepayments to related parties	42,445	(36,358)
Inventories	(1,305,668)	(1,251,484)
Prepayments, receivables and other assets	1,035,912	(1,006,223)
Right-of-use assets	(5,598,510)	4,213,226
Other non-current assets	(12,357)	(288,357)
Accounts payable	2,457,443	(3,344,006)
Amounts due to related parties	(38,904)	(43,451)
Employee compensation and welfare payable	268,693	(1,910,275)
Contract liabilities and deferred revenue	1,386,666	(361,575)
Lease liabilities	4,674,433	(4,728,546)
Accrued expenses and other current liabilities	1,092,547	900,203
Income taxes payable	330,167	(326,128)
Other liabilities	2,500	–
Net cash provided by (used in) operating activities	9,447,137	(376,170)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2025
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
Cash flows from investing activities:		
Purchases of time deposits and held-to-maturity debt investments	(24,012,427)	(8,853,194)
Maturities of time deposits and held-to-maturity debt investments	12,126,718	20,892,247
Purchases of available-for-sale debt investments	–	(441,384)
Sales and maturities of available-for-sale debt investments	–	548,592
Purchases of other long-term investments	(3,927,566)	(6,485,531)
Disposal of other long-term investments	132,689	18,467
Purchases of other short-term investments	(33,276,784)	(27,123,161)
Maturities of other short-term investments	42,609,517	27,281,924
Cash paid for business combinations, net of cash acquired	105,024	–
Proceeds from disposal of subsidiaries and long-lived assets	12,185	15,003
Purchases of property, plant and equipment, intangible assets and other long-lived assets	(1,037,179)	(607,727)
Financing receivables originated	(58,107,189)	(81,570,189)
Collections of financing receivables principal	56,592,404	83,024,884
Loans to related parties and others	(941,600)	(2,101,805)
Repayments of loans from related parties and others	346,183	1,296,201
Net cash provided by (used in) investing activities	(9,378,025)	5,894,327
Cash flows from financing activities:		
Repurchase of ordinary shares	(5,101,091)	(6,581,195)
Proceeds from issuance of ordinary shares upon exercise of share option	2	2
Proceeds from short-term borrowings	606,033	1,025,272
Repayments of short-term borrowings	(608,424)	(1,108,100)
Proceeds from long-term borrowings	–	200,433
Repayments of long-term borrowings	–	(17,516)
Proceeds from related party loans	–	982,600
Repayments of related party loans	–	(143,915)
Dividends paid to equity holders of the Company	(2,830,704)	(2,881,151)
Liquidation of subsidiaries	–	(6,901)
Dividends paid to non-controlling shareholders of subsidiaries	–	(2,625)
Rental deposit paid on behalf of others	–	(133,797)
Rental deposit received on behalf of others	–	547,141
Change in customer deposits payable and other amounts collected and payable on behalf of others, net	2,139,549	(1,675,947)
Others	–	2,500
Net cash used in financing activities	(5,794,635)	(9,793,199)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2025
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
Effect of exchange rate change on cash, cash equivalents and restricted cash	169,476	**(82,585)**
Net decrease in cash, cash equivalents and restricted cash	(5,556,047)	**(4,357,627)**
Cash, cash equivalents and restricted cash at the beginning of the year		
Including:		
Cash and cash equivalents at the beginning of the year	19,634,716	**11,442,965**
Restricted cash at the beginning of the year	6,222,745	**8,858,449**
Total	25,857,461	**20,301,414**
Cash, cash equivalents and restricted cash at the end of the year		
Including:		
Cash and cash equivalents at the end of the year	11,442,965	**7,773,182**
Restricted cash at the end of the year	8,858,449	**8,170,605**
Total	20,301,414	**15,943,787**
Cash, cash equivalents and restricted cash change during the year	(5,556,047)	**(4,357,627)**
Supplemental disclosures:		
Cash paid for income taxes	(2,216,919)	**(2,347,488)**
Cash paid for interest	(12,466)	**(6,947)**
Non-cash investing activities		
Changes in accounts payable related to property, plant and equipment	(168,608)	**95,314**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

(a) Principal activities, subsidiaries and VIEs

KE Holdings Inc. ("the Company") was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities ("VIEs") and the subsidiaries of the VIEs (collectively, the "Group"), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People's Republic of China (the "PRC" or "China").

As of December 31, 2025, the details of the Company's major subsidiaries and consolidated VIEs (inclusive of the VIEs' subsidiaries) are as follows:

Name	Date of incorporation or acquisition	Registered/ Issued and paid-up Capital ('000)	Attributable equity interest of the Group	Place of Incorporation and Kind of Legal Entity	Principal activities and place of operation
Subsidiaries					
Beike Group (Cayman) Limited	August 6, 2018	US$50	100%	Cayman Island, limited liability company	Investment holding in Cayman Island
Beike Finance Holdings (Cayman) Limited	August 14, 2018	US$50	100%	Cayman Island, limited liability company	Investment holding in Cayman Island
Beike Fintech Holdings (Cayman) Limited	August 14, 2018	US$50	100%	Cayman Island, limited liability company	Investment holding in Cayman Island
Beike Investments (Cayman) Limited	August 6, 2018	US$50	100%	Cayman Island, limited liability company	Investment holding in Cayman Island
Shengdu Co., Ltd.	October 13, 2021	US$0.1	100%	Cayman Island, limited liability company	Investment holding in Cayman Island
Beike Investments (BVI) Limited	July 12, 2018	US$0	100%	BVI, limited liability company	Investment holding in BVI
Beike Group (BVI) Limited	July 12, 2018	US$0	100%	BVI, limited liability company	Investment holding in BVI
Beike Fintech Holdings (BVI) Limited	August 15, 2018	US$0	100%	BVI, limited liability company	Investment holding in BVI
Sharehome HK International Limited	December 16, 2016	HK$1,000	100%	Hong Kong, PRC, limited liability company	Investment holding in Hong Kong
Beike Kestone Holdings (Hong Kong) Limited	August 13, 2018	HK$0.001	100%	Hong Kong, PRC, limited liability company	Investment holding in Hong Kong
Shengdu (Hong Kong) Company Limited	November 8, 2021	HK$2,303,301	100%	Hong Kong, PRC,limited liability company	Investment holding in Hong Kong
Shanghai Beike Investment Holdings Group Co., Ltd.	June 6, 2019	US$500,000	100%	Shanghai, PRC,limited liability company	Investment holding in the PRC
Beixi (Tianjin) Technology Co., Ltd.	November 21, 2019	RMB10,000	100%	Tianjin, PRC,limited liability company	Investment holding in the PRC

1. ORGANIZATION (Continued)

(a) Principal activities, subsidiaries and VIEs (Continued)

Name	Date of incorporation or acquisition	Registered/ Issued and paid-up Capital ('000)	Attributable equity interest of the Group	Place of Incorporation and Kind of Legal Entity	Principal activities and place of operation
Beike (Tianjin) Investment Co., Ltd.	September 29, 2018	US$600,000	100%	Tianjin, PRC, limited liability company	Investment holding in the PRC
Beihan (Tianjin) Technology Co., Ltd.	November 27, 2019	RMB10,000	100%	Tianjin, PRC, limited liability company	Investment holding in the PRC
Lianjia (Tianjin) Enterprise Management Co., Ltd.	August 13, 2018	RMB209,539	100%	Tianjin, PRC, limited liability company	Investment holding in the PRC
Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd.	July 25, 2005	RMB10,000	100%	Beijing, PRC, limited liability company	Agency service in the PRC
Beijing Lianjia Gaoce Real Estate Brokerage Co., Ltd.	September 20, 2016	RMB1,000	100%	Beijing, PRC, limited liability company	Agency service in the PRC
Beijing Haichuan Xingye Real Estate Management Consulting Co., Ltd.	April 19, 2007	RMB10,000	100%	Beijing, PRC,limited liability company	Agency service in the PRC
Deyou Real Estate Agency Co., Ltd.	September 5, 2002	RMB50,000	100%	Shanghai, PRC, limited liability company	Agency service in the PRC
Shanghai Xiaoheng Internet Technology Co., Ltd.	October 30, 2017	RMB661	100%	Shanghai, PRC, limited liability company	Agency service in the PRC
Shanghai Deyou Property Consulting Co., Ltd.	April 16, 2014	RMB50,000	100%	Shanghai, PRC, limited liability company	Agency service in the PRC
Sichuan Lianjia Real Estate Brokerage Co., Ltd.	December 30, 2009	RMB100,000	100%	Sichuan, PRC, limited liability company	Agency service in the PRC
Ningbo Fangjianghu Internet Technology Co., Ltd.	July 17, 2018	RMB10,000	100%	Zhejiang, PRC, limited liability company	Agency service in the PRC
Tianjin Haibei Information Technology Co., Ltd.	September 14, 2018	RMB1,000	100%	Tianjin, PRC, limited liability company	Investment holding in the PRC
Beike Zhaofang (Beijing) Technology Co., Ltd.	August 3, 2015	RMB10,000	100%	Beijing, PRC, limited liability company	Research and development in the PRC
Beike Zhaofang Technology Co., Ltd.	November 21, 2017	RMB50,000	100%	Beijing, PRC, limited liability company	Research and development in the PRC
Beike Technology Co., Ltd.	June 28, 2017	RMB100,000	100%	Beijing, PRC, limited liability company	Research and development in the PRC
Shanghai Haibi Technology Co., Ltd.	October 25, 2018	RMB1,000	100%	Shanghai, PRC, limited liability company	Investment holding in the PRC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (Continued)

(a) Principal activities, subsidiaries and VIEs (Continued)

Name	Date of incorporation or acquisition	Registered/ Issued and paid-up Capital ('000)	Attributable equity interest of the Group	Place of Incorporation and Kind of Legal Entity	Principal activities and place of operation
Deyou (Tianjin) Real Estate Brokerage Service Co., Ltd.	October 16, 2017	RMB30,000	100%	Tianjin, PRC, limited liability company	Agency service in the PRC
Shanghai Huibeiju Technology Co., Ltd.	October 27, 2022	RMB1,000	100%	Shanghai, PRC, limited liability company	Investment holding in the PRC
Shanghai Chenhaibei Internet Technology Co., Ltd.	January 16, 2020	RMB1,000	100%	Shanghai, PRC, limited liability company	Research and development in the PRC
Beijing Beike Jiaju Technology Co., Ltd.	September 28, 2016	RMB1,000	100%	Beijing, PRC,limited liability company	Home renovation service in the PRC
Qingdao Shengjia Huazhang Enterprise Management Co., Ltd.	December 9, 2021	US$350,000	100%	Shandong, PRC, limited liability company	Investment holding in the PRC
Beike Meijia Technology (Zhejiang) Co., Ltd.	November 21, 2022	US$60,000	100%	Zhejiang, PRC,limited liability company	Investment holding in the PRC
Beijing Beiwoo Decoration Co., Ltd.	January 5, 2022	RMB30,000	100%	Beijing, PRC, limited liability company	Home renovation service in the PRC
Shengdu Home Renovation Co., Ltd.	April 20, 2022	RMB50,000	100%	Zhejiang, PRC, limited liability company	Home renovation service in the PRC
Beijing Meichen Information Consulting Co., Ltd.	September 6, 2016	RMB2,000	100%	Beijing, PRC, limited liability company	Home renovation service in the PRC
Beijing Xinfu Housing Rental Co., Ltd.	September 5, 2013	RMB10,000	100%	Beijing, PRC, limited liability company	Agency service in the PRC
Tianjin Haibei Technology Service Co., Ltd.	July 14, 2017	RMB1,000	100%	Tianjin, PRC, limited liability company	Agency service in the PRC
Beike Meijia Zhijia Technology (Zhejiang) Co., Ltd.	June 24, 2024	RMB15,000	100%	Zhejiang, PRC, limited liability company	Home renovation service in the PRC
Shanghai Shengyi Investment Management Co., Ltd.	November 28, 2013	RMB1,000	100%	Shanghai, PRC, limited liability company	Agency service in the PRC
Beike Meijia Supply Chain Management (Zhejiang) Co., Ltd.	December 29, 2022	RMB50,000	100%	Zhejiang, PRC, limited liability company	Home renovation service in the PRC
Beike Shengdu (Zhejiang) Architectural Decoration Engineering Co., Ltd.	July 31, 2017	RMB100,000	100%	Zhejiang, PRC, limited liability company	Home renovation service in the PRC
Consolidated VIEs					
Beijing Lianjia Real Estate Brokerage Co., Ltd. ("Beijing Lianjia") [i]	September 30, 2001	RMB19,369	100%	Beijing, PRC, limited liability company	Mobile application development and operation in the PRC

1. ORGANIZATION (Continued)

(a) Principal activities, subsidiaries and VIEs (Continued)

Name	Date of incorporation or acquisition	Registered/ Issued and paid-up Capital ('000)	Attributable equity interest of the Group	Place of Incorporation and Kind of Legal Entity	Principal activities and place of operation
Beijing Yiju Taihe Technology Co., Ltd. ("Yiju Taihe")	July 23, 2010	RMB753,036	100%	Beijing, PRC, limited liability company	Holding company of licensed financial business in the PRC
Tianjin Xiaowu Information & Technology Co., Ltd. ("Tianjin Xiaowu")	November 14, 2017	RMB10,000	100%	Tianjin, PRC, limited liability company	Mobile application and web development and operation in the PRC
Subsidiaries of VIEs					
Beijing Zhongrongxin Financing Guarantee Co., Ltd.	November 10, 2006	RMB1,300,000	100%	Beijing, PRC, limited liability company	Financing guarantee in the PRC
Beijing Ehomepay Technologies Co., Ltd.	August 8, 2013	RMB100,000	100%	Beijing, PRC, limited liability company	Third party payment in the PRC

(i)   The Company has 30% direct shareholding in Beijing Lianjia through one of its wholly owned PRC subsidiaries. The Company depends on a series of contractual arrangements to provide its subsidiary with a "controlling financial interest" in the VIEs, as defined in FASB Accounting Standards Codification ("ASC") 810, *Consolidation* ("ASC 810").

(ii)   The English names of the subsidiaries and VIEs represent the best effort by the management of the Company in translating its Chinese names as they do not have official English name.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION (Continued)

(b)   VIE Companies

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, finance businesses and certain other businesses, the Group operates its platforms and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group and several other individuals and entities affiliated with the Group ("Nominee Shareholders"). The Group depends on a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders to provide its subsidiary with a "controlling financial interest" in the VIEs, as defined in FASB ASC 810, making it the primary beneficiary of the VIEs. These contractual agreements include powers of attorney, exclusive business cooperation agreements, exclusive option agreements, equity pledge agreements and spousal consent letters. These contractual agreements can be extended at the Group's relevant PRC subsidiaries' options prior to the expiration dates. Management concludes that these PRC domestic companies are VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group's consolidated financial statements.

The following is a summary of the contractual agreements (collectively, "Contractual Agreements") that the Group, through its subsidiaries, entered into with the VIEs and their Nominee Shareholders:

1. ORGANIZATION (Continued)

(b) VIE Companies (Continued)

i) Contractual Agreements with VIEs

Power of Attorney

Pursuant to the power of attorney agreements among the Company's wholly-owned PRC subsidiaries (collectively, "WFOEs"), the VIEs and their respective Nominee Shareholders, each Nominee Shareholder of the VIEs irrevocably undertakes to appoint the WFOE, or a PRC citizen designated by the WFOE as the attorney-in-fact to exercise all of the rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders' meeting, vote on any resolution that requires a shareholder vote, such as appoint or remove directors and other senior management, and other voting rights pursuant to the articles of association (subject to the amendments) of the VIEs. Each power of attorney agreement is irrevocable and remains in effect as long as the Nominee Shareholder continues to be a shareholder of the VIEs.

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreements among the WFOEs and the VIEs, respectively, the WFOEs have the exclusive right to provide the VIEs with services related to, among other things, comprehensive technical support, professional training, consulting services and marketing and promotional services. Without prior written consent of the WFOEs, the VIEs agree not to directly or indirectly accept the same or any similar services provided by any others regarding the matters ascribed by the exclusive business cooperation agreements. The VIEs agree to pay the WFOEs service fees, which will be determined by the WFOEs. The WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of the agreements. The agreements will remain effective except that the WFOEs are entitled to terminate the agreements in writing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (Continued)

(b) VIE Companies (Continued)

i) Contractual Agreements with VIEs (Continued)

Exclusive Option Agreements

Pursuant to the exclusive option agreements among the WFOEs, the VIEs and their respective Nominee Shareholders, the Nominee Shareholders of the VIEs irrevocably grant the respective WFOEs an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs (except for 3.03% of Beijing Lianjia's equity interests pledged to a third party as of December 31, 2018, while the pledge was removed in December 2019 and all equity interests were subject to the exclusive option agreements). The purchase price with respect to the equity interests in Tianjin Xiaowu shall be the amount of paid-in capital or the lowest price permitted by applicable PRC law, and the purchase price with respect to the equity interests in other VIEs shall be the higher of RMB1 or the lowest price permitted by applicable PRC law. The shareholders of the VIEs further undertake to pay to the WFOEs any dividends and other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC law. The shareholders of the VIEs undertake that, without prior written consent of the WFOEs, they will not create any pledge or encumbrance on their equity interests in the VIEs, approve any transfer or in any manner disposal of their equity interests, or any disposition of any assets of the VIEs (other than limited exceptions). The shareholders of each of the VIEs agree, among other things, without prior written consent of the WFOEs, not to cause the relevant VIEs to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, enter into any material contract (other than those occurring in the ordinary course of business), appoint or remove its directors, supervisors or other management, be liquidated or dissolved (unless mandated by PRC laws), lend or borrow money (except for payables incurred in the ordinary course of business other than through loans) or undertake any actions that may adversely affect the VIEs' operating status and asset value. These agreements will remain effective until all of the equity interests of the relevant VIEs have been transferred to the WFOEs and/or their designated person. Jinbei (Tianjin) Technology Co., Ltd. has the unilateral right to terminate the agreement with Tianjin Xiaowu.

1. ORGANIZATION (Continued)

(b) VIE Companies (Continued)

i) Contractual Agreements with VIEs (Continued)

Equity Pledge Agreements

Pursuant to the equity pledge agreements among the WFOEs, the VIEs and their respective Nominee Shareholders, the Nominee Shareholders of the VIEs pledged all of their respective equity interests in the VIEs to the WFOEs as security for performance of the obligations of the VIEs and their Nominee Shareholders under the exclusive business cooperation agreements, the power of attorney agreements, the exclusive option agreements and the equity pledge agreements, except for 3.03% of Beijing Lianjia's equity interests pledged to a third party as of December 31, 2018. The pledge was removed in December 2019 and all equity interests became subject to the equity pledge agreements. The Nominee Shareholders of the VIEs also undertake that, during the term of the equity pledge agreements, unless otherwise approved by the WFOEs in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests. As of the date of this report, the Group has registered all such equity pledges with the local branch of the State Administration for Market Regulation in accordance with PRC laws to perfect the respective equity pledges. After the completion of the equity pledge registrations, in the event of a breach by the VIEs or its shareholders of contractual obligations under these agreements, the WFOEs will have the right to dispose of the pledged equity interests in the VIEs.

Spousal Consent Letters

Pursuant to the spousal consent letters, each of the spouses of the applicable individual Nominee Shareholders of the VIEs unconditionally and irrevocably agrees that the equity interests in the VIEs held by and registered in the name of his or her respective spouse will be disposed of pursuant to the relevant exclusive business cooperation agreements, equity pledge agreements, the exclusive option agreements and the power of attorney agreements, without his or her consent. In addition, each of them agrees not to assert any rights over the equity interests in the VIEs held by her respective spouses. In addition, in the event that any of them obtains any equity interests in the VIEs held by their respective spouses for any reason, such spouses agree to be bound by similar obligations and agreed to enter into similar contractual arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (Continued)

(b) VIE Companies (Continued)

ii) *Risks in relation to VIE structure*

Part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. The Company has concluded that (i) the ownership structure of the VIEs is not in violation of any existing PRC law or regulation in any material respect; and (ii) each of the VIE Contractual Agreements is valid, legally binding and enforceable to each party of such agreements and will not result in any violation of PRC laws or regulations currently in effect. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations.

On March 15, 2019, the National People's Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020, together with their implementation rules and ancillary regulations. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of "foreign investment", which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. It is unclear that whether the Group's corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. If variable interest entities fall within the definition of foreign investment entities, the Group's ability to use the contractual arrangements with the VIE and the Group's ability to conduct business through the VIEs could be severely limited.

In addition, if the Group's corporate structure and the contractual arrangements with the VIEs through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group's relevant PRC regulatory authorities could:

1. ORGANIZATION (Continued)

(b) VIE Companies (Continued)

ii) Risks in relation to VIE structure (Continued)

- revoke or refuse to grant or renew the Group's business and operating licenses;

- restrict or prohibit related party transactions between the wholly owned subsidiary of the Group and the VIEs;

- impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

- require the Group to alter, discontinue or restrict its operations;

- restrict or prohibit the Group's ability to finance its operations; and

- take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's businesses. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIEs. The management believes that the likelihood for the Group to lose such ability is remote based on current facts and circumstances. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the Nominee Shareholders of the VIEs fail to perform their obligations under those arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION (Continued)

Summary of Financial Information of the VIEs

In accordance with VIE Contractual Agreements, the Company (1) could exercise all shareholder's rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered as ultimate primary beneficiary of the VIEs and has consolidated the VIEs' financial results of operations, assets and liabilities in the Company's consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB2.7 billion and RMB2.6 billion as of December 31, 2024 and 2025, respectively, as well as certain non-distributable statutory reserves amounting to approximately RMB193.8 million and RMB231.9 million as of December 31, 2024 and 2025, respectively. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs (inclusive of the VIEs' subsidiaries, and the consolidated trusts as discussed in Note 2.11) taken as a whole, which were included in the Group's consolidated financial statements with intercompany transactions and balances eliminated. The following disclosures present the financial positions of the businesses that currently constitute the VIE entities as of December 31, 2024 and 2025 and the operation results for the years ended December 31, 2024 and 2025.

1. ORGANIZATION (Continued)

Summary of Financial Information of the VIEs (Continued)

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
ASSETS		
Current assets		
Cash and cash equivalents	1,739,264	1,201,262
Restricted cash	5,202,757	5,605,542
Short-term investments	–	593,183
Financing receivables, net	2,812,597	1,353,682
Accounts receivable, net	31,061	37,795
Amounts due from and prepayments to related parties	335,704	338,044
Prepayments, receivables and other assets	188,222	179,706
Amounts due from non-VIE subsidiaries of the Group	1,584,119	1,718,105
Total current assets	11,893,724	11,027,319
Non-current assets		
Property and equipment, net	65,468	58,878
Right-of-use assets	650	485
Long-term investments, net	2,436,087	2,599,369
Intangible assets, net	19,782	13,463
Goodwill	7,522	7,522
Other non-current assets	44,594	124,813
Total non-current assets	2,574,103	2,804,530
TOTAL ASSETS	14,467,827	13,831,849
LIABILITIES		
Current liabilities		
Accounts payable	66,266	57,987
Amounts due to related parties	322	463
Employee compensation and welfare payable	374,213	411,090
Customer deposits payable	4,141,792	3,369,240
Income taxes payable	35,277	34,984
Lease liabilities current portion	369	198
Contract liabilities and deferred revenue	2,785	2,990
Accrued expenses and other current liabilities	210,085	109,199
Amounts due to non-VIE subsidiaries of the Group	6,888,426	6,911,139
Total current liabilities	11,719,535	10,897,290
Non-current liabilities		
Deferred tax liabilities	2,374	1,679
Lease liabilities non-current portion	452	146
Total non-current liabilities	2,826	1,825
TOTAL LIABILITIES	11,722,361	10,899,115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (Continued)

Summary of Financial Information of the VIEs (Continued)

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Total net revenues from third party	764,160	891,657
Total net revenues from non-VIE subsidiaries of the Group	363,013	415,938
Total net revenues	1,127,173	1,307,595
Net income	252,990	187,269

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Net cash provided by operating activities	2,893,547	314,122
Net cash provided by (used in) investing activities	(3,791,134)	762,889
Net cash provided by (used in) financing activities	1,673,754	(1,212,228)
Net increase (decrease) in cash, cash equivalents and restricted cash	776,167	(135,217)

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 (a) Impact of newly adopted accounting pronouncement

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) – *Improvements to Income Tax Disclosures*, which enhances the disaggregation of income tax disclosures. The ASU requires public entities to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold equal to or greater than 5%. Public entities are required to provide an explanation of certain rate reconciling items if not otherwise evident, such as the nature, causes and judgement used to categorize the item. The ASU also requires disclosure of income taxes paid (net of refund received) detailed by federal, state/local and foreign, and amounts paid to individual jurisdictions that are equal or greater than 5% of total income taxes paid. The Group adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 19 Taxation for the inclusion of new disclosures required.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1 (b) Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, *Disaggregation of Income Statement Expenses* (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The requirements are required to be adopted prospectively with the option for retrospective application. The Group is assessing the impact of adopting this standard on its financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments – Credit Losses* (Topic 326) *Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The standard is effective for interim and annual periods beginning after December 15, 2025. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the impact of adopting ASU 2025-05.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles – Goodwill and Other – Internal-Use Software* (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as "project stages") throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is permitted. The Group is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1 (b) Recently issued accounting pronouncements not yet adopted (Continued)

In October 2025, the FASB issued ASU 2025-10, *Accounting for Government Grants Received by Business Entities*, which establishes the accounting for business entities on the recognition, measurement, presentation, and disclosure of government grants. The ASU is effective for public entities for fiscal years beginning after December 15, 2028, and interim periods for fiscal years beginning after December 15, 2029. The Group is assessing the impact of adopting this standard on its financial statements and disclosures.

In December 2025, the FASB issued ASU No. 2025-11, *Interim Reporting* (Topic 270): Narrow-Scope Improvements. The ASU clarifies interim disclosure requirements and the applicability of Topic 270. The objective of the amendments is to provide further clarity about the current interim disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Adoption of this ASU can be applied either a prospective or a retrospective approach. Early adoption is permitted. The Group is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-12, *Codification Improvements*. The ASU addresses thirty-three items, representing the changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. Generally, the amendments in this Update are not intended to result in significant changes for most entities. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2026. The adoption method of this ASU may vary, on an issue-by-issue basis. Early adoption is permitted. The Group is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

2.2 Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of preparation (Continued)

Changes in Presentation

Prior period balances have been adjusted to present "Inventories" as a separate line item distinct from "Prepayments, receivables and other assets" on the Company's Consolidated Balance Sheets to conform to the current period presentation.

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs (inclusive of the VIEs' subsidiaries) for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity's economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries is the primary beneficiary of the entity.

All transactions and balances between the Company, its subsidiaries, consolidated VIEs (inclusive of VIEs' subsidiaries) have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the consolidated statements of comprehensive income from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include, but are not limited to (i) revenue recognition, (ii) provision for credit losses of accounts receivable, financing receivables and other receivables, (iii) assessment for impairment of long-lived assets, intangible assets and goodwill, (iv) valuation and recognition of share-based compensation expenses, (v) useful lives of property, plant and equipment and intangible assets, (vi) fair value of short-term and long-term investments, (vii) incremental borrowing rate used to account for leases, (viii) provision for income tax and valuation allowance for deferred tax assets, (ix) liabilities related to employee welfare benefits, and (x) impairment of inventories. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

2.5 Foreign currencies and foreign currency translation

The Group's reporting currency is Renminbi ("RMB"). The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, BVI and Hong Kong is United States dollars ("US$") and the functional currency of the PRC entities in the Group is RMB. The Company's subsidiaries with operations in other jurisdictions generally use their respective local currencies as their functional currencies.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign currency exchange loss in the consolidated statements of comprehensive income.

The financial statements of the Group are translated from the functional currencies into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. Translation differences are recorded as currency translation adjustments as a component of other comprehensive income (loss) in the consolidated statements of comprehensive income.

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.6   Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: 1) market approach; 2) income approach and 3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7 Restricted cash

Cash that is legally or contractually restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets. In accordance with ASC 230, *Statement of Cash Flows* ("ASC 230"), the amounts generally described as restricted cash and restricted cash equivalents are included in the total cash, cash equivalents and restricted cash balances in the consolidated statements of cash flows.

The Group's restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group's online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group's agency, guarantee, property development business and financing services; 3) funds received from pre-sale proceeds of real estate properties under development, which are placed with banks in escrow accounts; and 4) other miscellaneous restricted cash.

2.8 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities less than three months and are readily convertible to known amount of cash.

2.9 Short-term investments

Short-term investments include certain debt investments purchased from reputable financial institutions.

Time deposits placed with banks are measured at amortized cost with interest income recognized using the effective interest method on the consolidated statements of comprehensive income.

Wealth management products are certain deposits with variable interest rates or principal not guaranteed with certain financial institutions. Wealth management products are bought and held principally for the purpose of selling them in the near term and are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings.

Held-to-maturity debt investments include debt securities issued by financial institutions for which the Group has the positive intent and ability to hold those securities to maturity. The Group accounts for the held-to-maturity debt investments at amortized cost less allowance for credit losses.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.9 Short-term investments (Continued)

The allowance for credit losses of the held-to-maturity debt investments reflects the Group's estimated expected losses over the contractual lives of the held-to-maturity debt investments and is charged to earnings in the consolidated statements of comprehensive income. Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2024 and 2025, the allowance for credit losses provided for the held-to-maturity debt investments held by the Group was insignificant.

Available-for-sale debt investments are debt instruments issued by banks and other financial institutions that are redeemable at the issuer's option, which are measured at fair value. Available-for-sale debt investments that are redeemable at the issuer's option have no contractual maturity date. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).

The allowance for credit losses on available-for-sale debt securities is accounted for in accordance with ASC 326, *Financial Instruments – Credit Losses* ("ASC 326"). Under ASC 326, at each reporting period, available-for-sale debt securities are evaluated at the individual security level to determine whether there is a decline in the fair value below its amortized cost basis (an impairment). In circumstances where the Group intends to sell, or is more-likely-than-not required to sell, the security before it recovers its amortized cost basis, the difference between fair value and amortized cost is recognized as a loss in the consolidated statements of operations, with a corresponding write-down of the security's amortized cost. In circumstances where neither condition exists, the Group then evaluates whether a decline is due to credit-related factors. The factors considered in determining whether a credit loss exists can include the extent to which fair value is less than the amortized cost basis, changes in the credit quality of the underlying loan obligors, credit ratings actions, as well as other factors. To determine the portion of a decline in fair value that is credit-related, we compare the present value of the expected cash flows of the security discounted at the security's effective interest rate to the amortized cost basis of the security. A credit-related impairment is limited to the difference between fair value and amortized cost, and recognized as an allowance for credit loss on the consolidated balance sheets with a corresponding adjustment to net income. Any remaining decline in fair value that is non-credit related is recognized in other comprehensive income (loss), net of tax. Improvements in expected cash flows due to improvements in credit are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. As of December 31, 2024 and 2025, the allowance for credit losses provided for the available-for-sale debt securities held by the Group was insignificant.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.9 Short-term investments (Continued)

Investments with expected maturity of over a year are classified as long-term investments. Investments with maturity date within one year will be reclassified to short-term investments.

2.10 Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for credit losses, including receivables from real estate property sellers, buyers and agents from the platform. The Group assesses the allowance for credit losses in accordance with ASC 326. The allowance is management's estimate of expected credit losses after considering historical collection activity, the nature of the receivables, the current business environment and forecasts that may affect the customers' ability to pay. Management estimated the allowance by segmenting accounts receivable based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

Practical Expedients

The Group has used the following practical expedients as allowed under ASC 326: The Group use, as a practical expedient, the fair value of the collateral at the reporting date when recording the net carrying amount of the asset and determining the allowance for credit losses for a financial asset for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty based on the entity's assessment as of the reporting date (collateral-dependent financial asset).

The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.11 Financing receivables

The Group generates financing receivables by providing personal credit loans to property owners, tenants and other individual borrowers. The Group has the intent and the ability to hold such financing receivables for the foreseeable future or until maturity or payoff.

Financing receivables from consolidated Trusts

The Group has entered into arrangements with consolidated trusts ("Trusts"), pursuant to which the Group invested in the financing receivables using funds from the consolidated Trusts. The Trusts are administered by third party trust companies, which act as the trustees, with funds contributed by the Group and/or other third party investors for the purposes of providing returns to the beneficiary of the Trusts. The Group has power to direct the activities of the Trusts and has the obligation to absorb losses or the right to receive benefits from the Trusts that could potentially be significant to the Trusts. As a result, the Trusts are considered consolidated VIEs of the Group under ASC 810.

Therefore, the loans funded by the consolidated Trusts are recorded as the Group's financing receivables. The proceeds received from the third party investors are recognized as funding debts. Cash received via consolidated Trusts that has not yet been distributed is recorded as restricted cash.

Financing receivables from micro-loan platforms

The Group also offers micro loans to borrowers via micro-loan platforms. The loans offered mainly include: 1) installment loans for home renovation and furnishing to property owners; 2) loans provided to external small property agents; and 3) loans provided to other individuals. As the Group undertakes substantially all the risks and rewards, the micro loans are recognized as financing receivables on the consolidated balance sheets.

Measurement of financing receivables

Financing receivables are measured at amortized cost and reported on the consolidated balance sheets at outstanding principal adjusted for any write offs and the allowance for credit losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.11 Financing receivables (Continued)

Allowance for credit losses

The Group assesses the allowance for credit losses in accordance with ASC 326, based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group's customer collection trends. The provision for credit losses represents an estimate of the losses expected to be incurred from the Group's financing receivable portfolio. The Group uses projected risk parameters (e.g. probability of default and loss given default (severity)) to estimate the allowance of different segmentations, driven primarily by business type, on a collective basis. This projected risk parameters are primarily based upon historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions as well as external historical loan performance trends, recovery rates and credit quality indicators. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

The Group considers available information in quarterly assessments of the adequacy of the allowance. The Group believes the estimates, including any qualitative adjustments, are reasonable and have considered reasonably available information about past events, current conditions, and reasonable and supportable forecasts of future events and economic conditions.

Accrued interest receivable

Accrued interest income on financing receivables is calculated based on the effective interest rate of the loan and recorded as interest income as earned. The outstanding principal balance of loans which has not been collected prior to the contractual maturity date is considered to be past due. When a financing receivable reaches 1 day past due, it is placed on non-accrual status, and the Group stops accruing interest of the financing receivables as of such date. The accrued but unpaid interest as of such date is not reversed. The Group assesses the collectability of accrued interest together with the unpaid principal amount and provides reserves. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest income. The Group does not resume accrual of interest after a loan has been placed on non-accrual basis. For the years ended December 31, 2024 and 2025, the amount of interest income recognized on non-accrual financial assets was insignificant.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.12 Inventories

Inventories mainly consist of inventories of properties related to the Group's Beihaojia business and inventories of home renovation and furnishing business.

Inventories of properties

Inventories of properties are stated at cost and include properties under development which are intended to be sold upon completion of development and completed properties held for sale, which are classified as current assets.

A variety of costs are incurred in the development of properties. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The Group adopts the capitalization policy on development properties which is guided by ASC 835-20, *Interest – Capitalization of Interest* ("ASC 835-20") and ASC 970, *Real Estate – General* ("ASC 970"). Development expenditures, including costs of land use rights, deed tax, pre-development costs and engineering costs, are capitalized and allocated to development projects by the specific identification method.

In accordance with ASC 360, *Property, Plant and Equipment* ("ASC 360"), real estate property development completed and under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

When the profitability of a current project deteriorates due to a slowdown in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset's carrying value, such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

Properties under development are transferred to properties held for sale upon completion. Properties held for sale are classified as inventories until delivered and accepted by customer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.12 Inventories (Continued)

Inventories of properties (Continued)

The Group transfers a property from property held for sale to property, plant and equipment when there is a change in use to hold the property to earn rentals rather than for sale in the ordinary course of business, which is evidenced by the inception of an operating lease to another party.

Other inventories

Other inventories mainly consist of materials used for home renovation, as well as furniture, electronic and home appliances products and VR equipment for sale. Other inventories are valued at the lower of cost or net realizable value. The Group had an inventory allowance of RMB8.7 million as of December 31, 2025.

2.13 Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed based upon the usage of the asset, which is approximated using a straight-line method over the estimated useful lives of the assets, which ranges as follows:

• Office building	20 – 40 years
• Vehicles	4 years
• Computer equipment	3 – 5 years
• Furniture and office equipment	3 – 5 years
• Leasehold improvement	lesser of the term of the lease or the estimated useful lives of the assets

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in "Other income, net", in the consolidated statements of comprehensive income.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.14 Intangible assets, net

Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Intangible assets arising from business combinations are recognized and measured at fair value upon acquisition. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

• Software   3 – 10 years
• Trademarks and domain names   3 – 10 years
• Non-competition agreements   3 – 5 years
• Advertising resources   5 years
• Licenses   6 – 10 years

The Group considers the factors listed in ASC 350-30-35-3 when determining the useful life of an intangible asset, such as the expected use of the asset by the entity, and any legal, regulatory, or contractual provisions that may limit the useful life. The useful life of software is mainly determined based on its expected use and contractual provisions. The useful life of trademarks and domain names is determined based on the expected use and legal provisions. The useful life of licenses, which are mainly licenses for franchise business, is determined on the expected cooperation period with franchisees.

Separately identifiable intangible assets and other long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amounts by which the carrying amounts of the assets exceed the fair values of the assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15   Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests if events or circumstances indicate that the goodwill may be impaired. The Group adopted ASU No. 2017-04, *Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment* in 2019. In accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value and the carrying value is recognized. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2.16   Long-term investments

(i)   *Equity investments accounted for using equity method*

In accordance with ASC 323, *Investment — Equity Method and Joint Ventures* ("ASC 323"), the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interests or otherwise control.

An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to that entity's common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to one in that entity's common stock.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.16 Long-term investments (Continued)

(i) Equity investments accounted for using equity method (Continued)

Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate. The Group subsequently adjusts the carrying amount of the investment to recognize the Group's proportionate share of each equity investee's net income or loss into the consolidated statements of comprehensive income after the date of acquisition. When the Group's share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.

The Group continually reviews its investment in equity investees under the equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds.

The fair value determination, particularly for investments in early stage privately held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group writes down the investment to its fair value and takes the corresponding charge to the consolidated statements of comprehensive income.

(ii) Investments accounted for at fair value

Securities with readily determinable fair value are measured at fair value. Equity securities accounted for at fair value include investments in i) marketable equity securities, which are publicly traded stock and ii) unlisted companies, for which the Group measures at fair value on a recurring basis. Pursuant to ASC 321, *Investment – Equity Securities* ("ASC 321") for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.16 Long-term investments (Continued)

(ii) Investments accounted for at fair value (Continued)

For wealth management products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value in accordance with ASC 825, *Financial Instruments* ("ASC 825"). Changes in the fair value of these investments are reflected on the consolidated statements of comprehensive income as fair value changes in investments, net. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period.

(iii) Equity investments measured at measurement alternative and NAV practical expedient

Private equity funds pursue various investment strategies. Investments in private equity funds generally are not redeemable due to the closed-ended nature of these funds. These private equity funds, over which the Group does not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") to estimate fair value using the net asset value per share (or its equivalent) of the investment ("NAV practical expedient").

The Group measures investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair value and do not qualify for NAV practical expedient, the Group may elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASU No. 2016-01. Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.16   Long-term investments (Continued)

(iv)   *Long-term time deposits*

Long-term time deposits represent time deposits placed with banks with maturities more than one year. The Group accounts for the long-term time deposits at amortized cost less allowance for credit losses.

(v)   *Held-to-maturity debt investments*

Long-term held-to-maturity debt investments include debt securities issued by financial institutions with maturities of greater than one year and for which the Group has the positive intent and ability to hold those securities to maturity. The Group accounts for the held-to-maturity debt investments at amortized cost less allowance for credit losses.

The allowance for credit losses of the held-to-maturity debt investments reflects the Group's estimated expected losses over the contractual lives of the held-to-maturity debt investments and is charged to earnings in the consolidated statements of comprehensive income. Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2024 and 2025, the allowance for credit losses provided for the held-to-maturity debt securities held by the Group was insignificant.

(vi)   *Available-for-sale debt investments*

Available-for-sale debt investments are debt instruments issued by banks and other financial institutions that are redeemable at the issuer's option, which are measured at fair value. Available-for-sale debt investments that are redeemable at the issuer's option have no contractual maturity date. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).

The allowance for credit losses on available-for-sale debt securities is accounted for in accordance with ASC 326. For details, please refer to Note 2.9. As of December 31, 2024 and 2025, the allowance for credit losses provided for the available-for-sale debt securities held by the Group was insignificant.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17 Leases

(a) Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application of ASC 842, *Leases* ("ASC 842") or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition under ASC 842 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

(b) The Group as a lessee

The Group mainly leases sales stores (including brokerage sales stores, transaction service centers and home renovation and furnishing service stores), administrative offices, properties for home rental services and land use rights from property owners. These are all classified as operating leases.

Rental contracts for the sales stores and offices are typically made for fixed periods ranging generally from few months to ten years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Rental properties managed under the Group's home rental services generally with a lease term of 2 to 3 years.

Self-used land use rights represent lease prepayments to the local government authorities. These land use rights are identified as operating lease right-of-use assets in the Group's consolidated balance sheets and are amortized on a straight-line basis over the shorter of the estimated useful life, generally from 40 to 47 years, or the terms of the agreements.

For leases existing as of January 1, 2019, the Group elected the practical expedient which allows use of hindsight in determining the lease term. The Group's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17 Leases (Continued)

(b) The Group as a lessee (Continued)

The Group elected not to separate non-lease components from lease components. Therefore, it will account for lease and non-lease components as a single lease component when there is only one vendor in the lease contract.

The majority of the Group's leases have fixed payments schedules, with certain leases including additional payments based on future contract performance. For leases with additional payments based on future contract performance, no amount is included in the calculation of the lease liability or corresponding asset because of the uncertainty for future contract performance and payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Under a lease, the lessees are required to recognize right-of-use assets and lease liabilities. Right-of-use assets represent the Group's right to use an underlying asset for the lease term and are recognized as the amount of the lease liabilities, adjusted for lease incentives received. Lease liabilities represent the Group's obligation to make lease payments arising from the lease and are recognized at the present value of the future lease payments at the lease commencement date. As the interest rate implicit in most of the Group's leases is not readily determinable, the Group uses the incremental borrowing rate ("IBR") to determine the present value of the future lease payments. The IBR is a hypothetical rate based on the Group's understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term with a similar security.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the right-of-use assets and lease liabilities accounts on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17 Leases (Continued)

(c) The Group as a lessor

The Group is entrusted by landlords to manage the properties and then lease them to tenants. Leases for which the Group is a lessor are classified as operating leases. The contract term with tenants is normally one year or more.

Rental income which is derived from the Group's ordinary course of business is presented as home rental revenue. Rental income is recognized in profit or loss on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are deferred at the lease commencement date and recognized as a prepaid asset. Such costs are recognized as an expense on a straight-line basis over the lease term.

The Group has elected not to separate non-lease components from lease components. To the extent that such costs represent non-lease components and payments are fixed in the lease agreement, those costs are included in the lease payments used to calculate the lease obligation and are included within the total lease cost recognized on a straight-line basis over the lease term.

When the Group serves as an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified by reference to the underlying asset, rather than the right-of-use assets arising from the head lease.

2.18 Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.19   Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in "Treasury shares" on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings, with payments in excess of our additional paid-in capital balance recorded as a reduction to retained earnings.

2.20   Statutory reserves

In 2025, the Group's WFOEs amended their Articles of Association in accordance with The Foreign Investment Law of the PRC (the "Foreign Investment Law"), the Implementation Regulations of the Foreign Investment Law, and the Company Law of the PRC (the "Company Law"). Pursuant to the Circular on the Relevant Accounting Treatment following the Implementation of the Company Law and the Foreign Investment Law and the amended Company's Articles of Association, the Group's WFOEs no longer accrue general reserve fund, enterprise expansion fund and staff bonus and welfare fund since January 1, 2025. Instead, the WFOEs shall appropriate 10% of their annual net profit to the statutory surplus reserve. Appropriation may cease once the statutory surplus reserve exceeds 50% of the registered capital. Subject to approval from the relevant authorities, the statutory surplus reserve may be used to offset losses or increase paid-in capital. For the year ended December 31, 2025, profit appropriation to statutory surplus reserve was approximately RMB84.4 million.

Balances of the general reserve fund and enterprise expansion fund should be reclassified to statutory surplus reserve and discretionary surplus reserve, respectively. The staff bonus and welfare fund balance continues to be used for its original purposes.

In addition, in accordance with the PRC Company Laws, the consolidated VIEs (inclusive of VIEs' subsidiaries) incorporated in PRC are required to make appropriations on an annual basis from their after tax profits to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.20 Statutory reserves (Continued)

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund is restricted to offsetting losses or increasing the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves is allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2024 and 2025, profit appropriation to general reserve fund and statutory surplus fund for the Group's entities incorporated in the PRC was approximately RMB115.9 million and RMB127.9 million, respectively. No appropriation to other reserve funds was made for any of the periods presented.

2.21 Revenue recognition

The Group recognizes revenue under ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), according to which, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group's customers in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances, price concessions, discounts and Value Added Tax ("VAT").

Existing home transaction services

The Group generates revenue from existing home transaction services primarily by earning commissions from housing customers for sales or leases transactions facilitated by the Group's own *Lianjia* brand where the Group acts as the principal agent, or splits of commissions with other brokerage firms acting as the principal agents in cooperation with the Group to facilitate transactions. In these transactions, the principal agent signs a housing agency service contract with housing customers and is responsible for fulfilling the obligations to provide the agency services under the contract. The *Beike* platform requires platform agreements to be signed by all brokerage firms registered with the platform. The platform agreements establish a cooperative relationship between the principal agent and all participating brokerage firms, which allows the principal agent to combine and control services provided by the participating agent. The platform agreements also set the principal agent's role and responsibility for overall agency services and a fee allocation structure for various standard cooperating roles of agency services. For each successful transaction facilitated through the platform, the platform will calculate commissions for each participating agent in accordance with the platform agreements and settle them through the platform's payment system.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.21 Revenue recognition (Continued)

Existing home transaction services (Continued)

When the Group signs the housing agency service contracts with housing customers and splits commissions with other brokerage firms who cooperate with the Group to facilitate the housing transactions in accordance with the platform agreement, the Group is considered to be the principal agent as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the agency services pursuant to the housing agency service contracts it signed with the housing customers. Accordingly, the Group accounts for the commissions from these agency service contracts on a gross basis, with any commissions paid to other brokerage firms recorded as a cost of revenue.

Brokerage services and transaction closing services identified in the housing sales agency services contracts are considered to be separate performance obligations. Therefore the consideration is allocated to brokerage services and transaction closing services based on the relative stand-alone selling prices. The Group recognizes them as revenues when the services are provided.

When other brokerage firms on *Beike* platform sign the housing agency service contracts with housing customers and split commissions with the Group in accordance with platform agreement for cooperation services by the Group to facilitate the housing transaction services, the Group is considered as a participating agent who provides services to the principal agents as the Group is not the primary obligor for the agency service contract and does not have the right to determine the service price. Accordingly, the Group accounts for the commissions from these agency service contracts on a net basis.

For agency commissions earned by the Group, either as the principal agent or participating agent, the Group recognizes commissions as revenues when the performance obligations are satisfied at the time the housing customers sign the housing sale and purchase agreements or the lease agreements, after deducting estimated potential refunds due to a terminated transaction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.21 Revenue recognition (Continued)

Existing home transaction services (Continued)

The Group also generates revenue from existing home transaction services by earning (i) platform service fees from real estate brokerage firms on the *Beike* platform as a percentage of the transaction commissions earned on the platform for using the Group's ACN and SaaS systems; (ii) franchise fees from brokerage firms as a percentage of the transaction commissions earned under the Group's franchise brands such as the *Deyou* brand; and (iii) other service fees for various services offered by *Beike* platform, such as transaction closing service through the Group's transaction center.

For platform service and franchise fees, the Group recognizes the estimated fees that it expects to receive as revenues when the Group obtains the right to payment at the time the housing customers sign the housing sale and purchase agreements or the lease agreements.

For other service fees, the Group recognizes them as revenues when the services are provided.

New home transaction services

The Group generates revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Group. The Group signs new home marketing service contracts with real estate developers in where the terms and conditions for sales commission earned are defined. The Group recognizes sales commissions as revenues when the confirmations are received from real estate developers that terms and conditions for commissions earned are met or upon cash receipts of service fees if collection of the commissions are not considered probable.

The Group subcontracts with other brokerage firms to fulfil its marketing services contracts with the real estate developers and splits commissions with these brokerage firms. The Group signs marketing services contracts with the developers and it has the right to determine the service price and to define the service performance obligations, it has control over the services provided by the other brokerage firms and it is fully responsible for fulfilling marketing services pursuant to the new home marketing service contracts signed with the real estate developers. Accordingly, the Group accounts for such marketing service contracts on a gross basis and recognizes split commissions to collaborating brokerage firms as cost of revenues.

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.21   Revenue recognition (Continued)

Home renovation and furnishing

The Group provides interior renovation services to its customers. Such services are recognized as a performance obligation satisfied over time as the customer controls the house that is being enhanced by the renovation services provided by the Group. Revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation using input method, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs.

For sale of furniture, electronic and home appliances products, revenue is recognized when delivery and acceptance occurs, which is defined as receipt by the Group of either a delivery note when delivery has been completed or a customer confirmation that the installation process is completed.

Home rental services

Original model

The Group is entrusted by landlords to manage the properties and then lease them to tenants. The lease contracts with tenants are classified as operating leases and the lease payments from its tenants are recognized as rental income and presented as revenue in accordance with ASC 842. Please refer to rental income recognition policy in Note 2.17 Leases – (c) The Group as a lessor.

The Group also provides rental-related services, which mainly include maintenance, appliance repair, etc. The rental-related services' revenue is recognized on a straight-line basis during the period of the lease term as the tenants simultaneously receive and consume the benefits in relation to the services provided by the Group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.21 Revenue recognition (Continued)

Home rental services (Continued)

New Model

Effective in January 2025, the Group implemented a new business model for home rental services, under which the Group does not obtain control of the property before the property is delivered to the tenant and revenue is recognized in accordance with ASC 606. Under the new model, the Group acts as an agent to provide leasing agency services and lease term management services to both landlords and tenants. Leasing agency services revenue is earned from brokerage commissions as the Group facilitates the home lease agreement between tenants and landlords, which is satisfied at a point in time, upon lease execution. Lease term management services provide on-site day-to-day property management services for tenants and landlords, representing a series of daily performance obligations delivered on a straight-line basis over the service period. The service fee is in the form of a monthly fee determined based on fixed percentage of monthly rent.

To the extent the transaction price of leasing agency services includes variable consideration primarily arising from lease early termination, the Group estimates the amount of variable consideration that is included in the transaction price of leasing agency services at contract inception and reassesses this estimate at each reporting date. Variable consideration is included in the transaction price of leasing agency services if it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company determines its estimate of variable consideration primarily based on actual historical experience.

Emerging and other services

The Group generates revenues from emerging and other services such as financial services and other newly developed businesses.

Service fees for financial services and other newly developed businesses are generally recognized as revenue when services are provided.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Group recognizes contract assets or contract liabilities and deferred revenue in the consolidated balance sheets, depending on the relationship between the Group's performance and the customer's payment.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.21 Revenue recognition (Continued)

Contract Balances (Continued)

The Group classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes an accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration, and a contract asset if not yet has the unconditional right to receive consideration.

Contract liabilities and deferred revenue are recognized if the Group receives consideration in advance of performance, represents collections from customers for which revenue has not been recognized to date. RMB5,424.2 million of revenues recognized in the year ended December 31, 2025 was included in the balance of contract liabilities and deferred revenue as of December 31, 2024. Cumulative catch-up adjustments to revenue that affect the contract liabilities as of December 31, 2024 was insignificant. The contract liabilities and deferred revenue of the Group as of December 31, 2024 and 2025 are listed in the table below.

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
	(in thousands)	
Contract liabilities under ASC 606:		
Existing home transaction services	369,839	**275,811**
New home transaction services	966,810	**704,799**
Home renovation and furnishing	2,973,192	**2,143,164**
Beihaojia business(i)	–	**832,065**
Home rental services	–	**282,872**
Emerging and other services	93,075	**121,884**
Subtotal	4,402,916	**4,360,595**
Deferred revenue under ASC 842:		
Home rental services	1,648,951	**1,329,698**
Total	6,051,867	**5,690,293**

(i) Contract liabilities of Beihaojia business represent funds received from pre-sale proceeds of real estate properties under development, which are recognized as revenue when the Group fulfills its performance obligation under the contract. The contract liabilities are classified as current liabilities as the balance is expected to be realized during Beihaojia business's normal operating cycle.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.21 Revenue recognition (Continued)

Incremental Costs of Obtaining a Contract

Incremental costs of obtaining a contract with a customer are recognized as an asset in "Prepayments, receivables and other assets" if the Group expects to recover those costs. Incremental costs of obtaining a contract include only those costs the Group incurs to obtain a contract that it would not have incurred if the contract had not been obtained. Incremental costs of obtaining a contract mainly include sales commissions to sales personnel under interior renovation services. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate.

Capitalized costs of obtaining contracts are periodically analyzed for impairment. There were no impairment losses relating to the capitalized costs of obtaining contracts for all periods presented.

Practical Expedients

The Group has used the following practical expedients as allowed under ASC 606:

The effect of a significant financing component has not been adjusted for contracts when the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to the customer will be one year or less.

Remaining Performance Obligations ("RPO")

RPO represents the aggregate amount of total contract transaction price that is unsatisfied or partially unsatisfied. As of December 31, 2024 and 2025, the Group's total RPO was approximately RMB6.3 billion and RMB6.1 billion, respectively. Of the total RPO as of December 31, 2025, the Group expects it will be fully recognized as revenue over the following 12 months.

2.22 Advertising expenses

Advertising expenses are generally paid to the third parties for online traffic acquisition and offline advertising services such as television, outdoor and inner-building channels. Advertising expenses are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2024 and 2025, advertising expenses recognized in the consolidated statements of comprehensive income were RMB2,104.0 million and RMB1,912.1 million, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.23 Share-based compensation

The Group grants share options, restricted shares and restricted share units ("RSUs") to its employees, directors and consultants with performance conditions and service conditions, and accounts for these share-based awards in accordance with ASC 718, *Compensation-Stock Compensation* ("ASC 718").

Employees' share-based awards are classified as equity awards and are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required, b) for awards granted with only service conditions, using a straight-line method over the requisite service period, or c) for awards granted with service conditions and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. In accordance with ASU No. 2016-09, the Group has chosen to account for forfeitures when they occur.

Share options granted contained both a service condition and required completion of an IPO. The IPO was completed on August 17, 2020 and options for which the service condition had been met became vested. The remaining options will vest as the service conditions are met. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

The Group uses the binomial option pricing model to determine the fair value of stock options. The determination of the fair value of stock options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk free interest rates and expected dividends. Upon the completion of the IPO, the estimated fair value of ordinary shares was based on the Company's share price.

The fair value of the restricted shares and RSUs granted subsequent to IPO are determined with reference to the fair value of the underlying shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.24 Income taxes

Income taxes

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions.

The Group applies the assets and liabilities method of income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, the Group considers all positive and negative evidence, including results of recent operations and expected reversals of taxable income. Valuation allowances are established to offset deferred tax assets if it is considered more-likely-than-not that the amount of the deferred tax assets will not be realized.

Uncertain tax positions

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying the two-step approach to determine the amount of the benefit to be recorded. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes. If the tax positions meet the "more-likely-than-not" recognition threshold, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. The Group classifies interest and penalties related to income tax matters, if any, as income tax expense.

The Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2024 and 2025. The Group did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2024 and 2025.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.25 Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurances, medical insurances, unemployment benefits and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes payments to the government for these benefits based on a certain percentage of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions.

Historically, the contributions made by the Group for employees might have been insufficient under the PRC laws and regulations, for which the Group made provisions based on its best estimates considering general administrative practice, historical precedent cases, legal advice and other factors. The provisions made are to be reversed if a) the potential exposures that the provisions were made for do not occur for a period of time and b) the Group believes that it's not probable that such exposures would materialize in the future based on most recent developments. The balances of the provisions are included in employee compensation and welfare payable. The net impact of reversals of the provisions was RMB1,379.2 million and RMB678.5 million for the years ended December 31, 2024 and 2025, respectively. Currently, the Group has been implementing a remediation plan to reduce the exposure of non-compliance of relevant law and regulations for employee welfare benefits. The total amounts of such employee welfare benefit expenses, including the provision's net impact, were approximately RMB2.5 billion and RMB3.7 billion, for the years ended December 31, 2024 and 2025, respectively.

2.26 Research and development expenses

Research and development expenses consist primarily of personnel-related compensation expenses, including share-based compensation for employees in engineering, design, product and platform development, depreciation of property, plant and equipment utilized by research and development functions, and bandwidth and server related costs incurred by research and development functions. The Group expenses all research and development expenses as incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.27 Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of deemed issued shares and options to purchase ordinary shares (using the treasury stock method), unvested restricted shares and unvested RSUs. Ordinary equivalent shares are not included in the denominator of the diluted net income per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

2.28 Comprehensive income

Comprehensive income is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income includes net income, currency translation adjustments and unrealized gains on available-for-sale investments, net of reclassification.

2.29 Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

2.30 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as a management committee including chief executive officer, chief financial officer, chief human resources officer and three business line executive officers.

The Group operates in five operating segments: (i) Existing home transaction services; (ii) New home transaction services; (iii) Home renovation and furnishing; (iv) Home rental services and (v) Emerging and other services.

The Group's internal organizational structure as well as information about geographical areas and business segments is set out in detail under Note 23.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.31 Contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. An accrual for a loss contingency is recognized if it is probable that a liability has been incurred and the amount of liability can be reasonably estimated. If a potential loss is not probable, but reasonably possible, or is probable but the amount of liability cannot be reasonably estimated, then the nature of contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of guarantee would be disclosed.

2.32 Government grants

Government grants are recognized as income in other income, net. Such amounts are recognized in the consolidated statements of the comprehensive income upon receipt when all conditions attached to the grants have been fulfilled.

For the years ended December 31, 2024 and 2025, the Group recognized government grants of approximately RMB731.2 million and RMB600.9 million, respectively, in the consolidated statements of comprehensive income.

2.33 Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total net revenues or the total purchases of the Group for the years ended December 31, 2024 and 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.33 Concentration and risks (Continued)

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term investments, long-term investments and financing receivables. As of December 31, 2024 and 2025, all of the Group's cash and cash equivalents, restricted cash, short-term investments and long-term debt investments were held by major financial institutions located in the PRC, Hong Kong, the USA and Australia, which the management believes are of high credit quality. The Group's total cash and cash equivalents, restricted cash, short-term investments and long-term debt investments held at five financial institutions in mainland China representing 16.4%, 13.3%, 9.8%, 9.5% and 7.2% of the Group's total cash and cash equivalents, restricted cash, short-term investments and long-term debt investments as of December 31, 2025. On May 1, 2015, China's new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group's accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group's cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

Accounts receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these receivables is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The risk with respect to the financing receivables and off-balance sheet guarantees is mitigated by credit evaluations the Group performs on its borrowers and the Group's ongoing monitoring controls for the outstanding balances. As of December 31, 2024 and 2025, only one customer's total receivable amounting to RMB346.6 million and RMB278.9 million is considered to subject to concentration credit risk.

Individually assessed accounts receivable and other receivable are measured for credit loss based on the present value of the expected future cash inflow of the collateral, less estimated transaction costs, if the accounts receivable is collateral-dependent. As of December 31, 2025, for those accounts receivable and other receivable due from a real estate developer secured by a commercial property as collateral, RMB211.3 million and RMB273.7 million provision have been provided.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.33 Concentration and risks (Continued)

Concentration of credit risk (Continued)

The expected credit loss rates for accounts receivable and contract assets are 22.9% and 29.1% as of December 31, 2024 and 2025, respectively. The expected credit loss rates for financing receivables are 4.9% and 11.4% as of December 31, 2024 and 2025, respectively. The expected credit loss rates for other receivables (included in prepayments, receivables and other assets) are 22.7% and 30.5% as of December 31, 2024 and 2025, respectively. The expected credit loss of other financial assets subject to the impairment requirements of ASC 326 was immaterial.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB48.9 billion and RMB38.3 billion as of December 31, 2024 and 2025, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 4.2% for the year ended December 31, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. CASH, CASH EQUIVALENTS, RESTRICTED CASH

Cash, cash equivalents and restricted cash consisted of the following:

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Cash and cash equivalents (i):		
Cash	10,469,689	7,342,872
Cash equivalents	973,276	430,310
Restricted cash (ii):		
Current	8,858,449	8,170,605
Total cash, cash equivalents and restricted cash	20,301,414	15,943,787

(i)   Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to a known amount of cash. The weighted average interest rate of cash equivalent for the years ended December 31, 2024 and 2025 are 4.0% and 3.5%, respectively.

(ii)   The Group's restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group's online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group's agency, guarantee, property development business and financing services; 3) funds received from pre-sale proceeds of real estate properties under development, which are placed with banks in escrow accounts; and 4) other miscellaneous restricted cash. The proportion for each type of restricted cash is 72.0%, 27.5%, nil, and 0.5% as of December 31, 2024, 55.1%, 34.2%, 10.2%, and 0.5% as of December 31, 2025, respectively.

4. SHORT-TERM INVESTMENTS

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Short-term investments:		
Bank time deposits	14,874,498	7,057,770
Wealth management products	20,474,093	21,625,789
Held-to-maturity debt investments	5,417,761	5,526,195
Available-for-sale debt investments	551,348	5,370,207
Total	41,317,700	39,579,961

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. SHORT-TERM INVESTMENTS (Continued)

The following table sets forth selected data with respect to the Group's short-term investments at December 31, 2025:

	As of December 31, 2025			
	Cost or amortized cost less allowance for credit losses RMB	Gross unrecognized holding gains RMB	Gross unrecognized holding losses RMB	Fair value RMB
		(in thousands)		
Held-to-maturity debt investments	5,526,195	3,176	(75,405)	5,453,966
Available-for-sale debt investments	5,405,275	–	(35,068)	5,370,207

5. INVENTORIES

	As of December 31,	
	2024 RMB	2025 RMB
	(in thousands)	
Real estate properties under development (i)	1,090,661	2,234,114
Other inventories	519,215	619,920
Total	1,609,876	2,854,034

(i) As of December 31, 2025, land use rights included in the real estate properties under development amounted to RMB1.8 billion (2024: RMB1.1 billion).

As of December 31, 2025, land use rights with an aggregate net book value of RMB1.8 billion (2024: nil) were pledged as collateral for corresponding project specific bank loans.

As of December 31, 2025, capitalized interest costs included in the real estate properties under development amounted to RMB2.4 million (2024: nil).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Current:		
Prepaid rental and other deposits	1,552,279	1,154,495
Advances to suppliers	692,542	448,522
VAT-input deductible	637,686	745,485
Capitalized costs of obtaining contracts and prepaid initial direct costs (i)	551,461	511,450
Deposits paid to real estate developers (ii)	196,241	178,249
Funds advanced to potential investees (iii)	153,577	–
Deposit paid for acquisition of land used for properties development (iv)	122,430	–
Prepaid income tax	64,163	146,646
Staff advances	59,762	48,126
Receivable related to employees' exercise of share-based awards	44,521	35,137
Interests receivable	15,263	7,340
Receivables from escrow account	9,992	23,030
Others	542,907	427,648
Total	4,642,824	3,726,128
Non-current:		
Deferred tax asset (Note 19)	1,005,127	1,257,595
VAT-input deductible	194,818	357,511
Others	22,332	147,996
Total	1,222,277	1,763,102

6. PREPAYMENTS, RECEIVABLES AND OTHER ASSETS (Continued)

(i) Capitalized costs of obtaining contracts and prepaid initial direct costs

For the years ended December 31, 2024 and 2025, RMB876.2 million and RMB1,403.4 million are amortized respectively.

(ii) Deposits paid to real estate developers

Deposits paid to real estate developers refer to the earnest deposits paid by the Group to developers for new home transaction service contracts.

(iii) Funds advanced to potential investees

Funds advanced to potential investees represent funds paid to potential Beihaojia business investees before obtaining the equity interests.

(iv) Deposit paid for acquisition of land used for properties development

Deposit paid for acquisition of land used for properties development represents the deposit paid for acquisition of the residential land parcel in Shanghai under Beihaojia business.

7. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
New home transaction services	5,863,587	3,558,480
Existing home transaction services	546,658	463,634
Home renovation and furnishing	265,355	407,180
Home rental services	52,135	54,531
Emerging and other services	86,681	106,273
Accounts receivable	6,814,416	4,590,098
Allowance for credit losses	(1,517,099)	(1,498,651)
Accounts receivable, net	5,297,317	3,091,447

RMB5.9 billion and RMB3.6 billion of the Group's gross accounts receivable was from new home transaction services with RMB1.3 billion and RMB1.2 billion allowance for credit losses recorded as of December 31, 2024 and 2025, respectively.

7. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET (Continued)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
− Up to 3 months	4,315,046	2,198,699
− 3 months to 1 year	649,209	727,822
− Over 1 year	1,850,161	1,663,577
Accounts receivable	6,814,416	4,590,098
Less: allowance for credit losses	(1,517,099)	(1,498,651)
Accounts receivable, net	5,297,317	3,091,447

The movements in the allowance for credit losses of accounts receivable are as follows:

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Balance at the beginning of the year	(1,566,129)	(1,517,099)
Additions	(108,963)	(79,980)
Write-offs	157,993	98,428
Balance at the end of the year	(1,517,099)	(1,498,651)

Contract assets, net consists of the following:

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Contract assets – gross	319,736	959,080
Allowance for credit losses	(119,064)	(113,551)
Contract assets, net	200,672	845,529

The contract assets are mainly related to the Group's home renovation business and home rental services under new model. The Group's contract assets represent the amount for which the Group has satisfied some or all of its performance obligations but has not yet obtained an unconditional right to receive payment.

8. FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2024 and 2025 consisted of the following:

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Short-term:		
Financing receivables from consolidated trusts	2,830,180	1,348,814
Financing receivables from micro-loan platforms	152,677	179,346
Total short-term financing receivables	2,982,857	1,528,160
Allowance for credit losses	(147,330)	(174,478)
Total short-term financing receivables, net	2,835,527	1,353,682

These balances represent short-term financing receivables that are personal credit loans to property owners and tenants, and to other individual borrowers, all of which are due within one year as of December 31, 2024 and 2025.

Financing Receivables – Allowance for Credit Losses and Credit Quality

The allowance for credit losses is determined principally based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group's customer collection trends. The management updated the current expected credit loss ("CECL") model taking the latest available information into consideration. The major assumption (i.e. forward-looking information) and CECL model parameters (i.e. the one-year probability of default) were updated accordingly. The allowance for credit losses increased to 11.4% of gross financing receivables (net of unearned income) at December 31, 2025 from 4.9% at December 31, 2024, which were mainly attributable to higher delinquencies in 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. FINANCING RECEIVABLES, NET (Continued)

Financing Receivables – Allowance for Credit Losses and Credit Quality (Continued)

The movements in the provision for credit losses for the years ended December 31, 2024 and 2025, respectively, consisted of the following:

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Beginning balance	(122,482)	**(147,330)**
Provisions	(27,017)	**(27,148)**
Write-offs	2,169	**–**
Ending balance	(147,330)	**(174,478)**

The Group evaluates expected credit losses of financing receivables on a collective basis based on the type of borrowers and delinquency pattern:

Type of borrowers:

Property transaction related business: This segmentation includes financing receivables generated by property transaction business. The average loss rate in this category are 3.7% and 9.0% as of December 31, 2024 and 2025, respectively.

Non-property transaction related business: This segmentation mainly includes consumer loans. The average loss rate in this category are 91.6% and 98.5% as of December 31, 2024 and 2025, respectively.

Delinquency:

Based on the past due days, the Group separates the contracts into 6 groups including current, 1-29 days past due, 30-59 days past due, 60-89 days past due, 90-179 days past due and over 180 days past due. The delinquency rate was 5.9% and 12.2% as of December 31, 2024 and 2025, respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

8. FINANCING RECEIVABLES, NET (Continued)

Financing Receivables – Allowance for Credit Losses and Credit Quality (Continued)

Delinquency: (Continued)

Financing receivables portfolio based on customer type, origination year and delinquency are as follows:

RMB in thousands	1-29 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	90-179 Days Past Due	180 days or greater Past Due	Total Past Due	Current	Total
Property transaction related business								
2020 and before	–	–	–	–	54,634	54,634	–	54,634
2021	–	–	–	–	45,625	45,625	–	45,625
2022	–	–	–	–	391	391	–	391
2023	–	–	–	–	2,624	2,624	–	2,624
2024	20,687	204	1,600	561	7,589	30,641	2,805,961	2,836,602
Subtotal	20,687	204	1,600	561	110,863	133,915	2,805,961	2,939,876
Non-property transaction related business								
2020 and before	–	–	–	–	37,439	37,439	–	37,439
2021	–	–	–	–	5,210	5,210	–	5,210
2022	–	–	–	–	332	332	–	332
2023	–	–	–	–	–	–	–	–
2024	–	–	–	–	–	–	–	–
Subtotal	–	–	–	–	42,981	42,981	–	42,981
December 31, 2024	20,687	204	1,600	561	153,844	176,896	2,805,961	2,982,857

8. FINANCING RECEIVABLES, NET (Continued)

Financing Receivables – Allowance for Credit Losses and Credit Quality (Continued)

Delinquency: (Continued)

RMB in thousands	1-29 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	90-179 Days Past Due	180 days or greater Past Due	Total Past Due	Current	Total
Property transaction related business								
2021 and before	–	–	–	–	98,857	98,857	–	98,857
2022	–	–	–	–	391	391	–	391
2023	–	–	–	–	1,572	1,572	–	1,572
2024	–	–	–	–	12,647	12,647	–	12,647
2025	6,140	2,495	2,542	13,785	6,610	31,572	1,341,407	1,372,979
Subtotal	6,140	2,495	2,542	13,785	120,077	145,039	1,341,407	1,486,446
Non-property transaction related business								
2021 and before	–	–	–	–	41,382	41,382	–	41,382
2022	–	–	–	–	332	332	–	332
2023	–	–	–	–	–	–	–	–
2024	–	–	–	–	–	–	–	–
2025	–	–	–	–	–	–	–	–
Subtotal	–	–	–	–	41,714	41,714	–	41,714
December 31, 2025	6,140	2,495	2,542	13,785	161,791	186,753	1,341,407	1,528,160

9. PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Office building	697,136	697,455
Vehicles	23,939	21,320
Computer equipment	1,179,606	1,247,976
Furniture and office equipment	395,828	410,740
Leasehold improvement	3,477,118	3,220,054
Construction in progress	176,006	184,489
Total	5,949,633	5,782,034
Less: accumulated depreciation	(3,530,150)	(3,693,138)
Less: accumulated impairment	(19,272)	(19,272)
Net book value	2,400,211	2,069,624

Depreciation expenses recognized for the years ended December 31, 2024 and 2025 amounted to RMB743.7 million and RMB934.1 million, respectively.

10. INTANGIBLE ASSETS, NET

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Software	127,645	130,975
Trademarks and domain names	1,200,889	1,200,880
Licenses	441,105	441,105
Total	1,769,639	1,772,960
Less: accumulated amortization	(603,056)	(741,336)
Less: accumulated impairment	(308,948)	(308,948)
Net book value	857,635	722,676

Amortization expenses recognized for the years ended December 31, 2024 and 2025 amounted to RMB268.7 million and RMB138.3 million, respectively.

10. INTANGIBLE ASSETS, NET (Continued)

Estimated amortization expenses relating to the existing intangible assets with finite lives for future periods are as follows:

	Amounts RMB (in thousands)
Within 1 year	134,344
Between 1 and 2 years	125,956
Between 2 and 3 years	112,122
Between 3 and 4 years	108,407
Thereafter	241,847
Total	**722,676**

11. LEASES

(a) The Group as a lessee

The components of lease cost for the years ended December 31, 2024 and 2025 are listed as follows:

	For the Year Ended December 31,	
	2024 RMB	2025 RMB
	(in thousands)	
Operating lease cost	14,221,894	19,039,544
Short-term lease cost	83,665	84,296
Total	**14,305,559**	**19,123,840**

11. LEASES (Continued)

(a) The Group as a lessee (Continued)

Supplemental cash flows information related to leases is as follows:

	For the Year Ended December 31,	
	2024 RMB	2025 RMB
	(in thousands)	
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows payment from operating leases	14,896,620	19,486,006
Right-of-use assets obtained in exchange for lease liabilities:		
Total right-of-use assets obtained in exchange for new operating lease liabilities	18,507,830	14,105,484

The components of right-of-use assets obtained in exchange for new operating lease liabilities are as follows:

	For the Year Ended December 31,	
	2024 RMB	2025 RMB
	(in thousands)	
Right-of-use assets obtained in exchange for lease liabilities		
Store leases	2,730,509	1,795,943
Administrative office leases	487,708	171,385
Leases of rental property management services	15,289,613	12,138,156
Total	18,507,830	14,105,484

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LEASES (Continued)

(a) The Group as a lessee (Continued)

Supplemental balance sheet information related to leases is as follows:

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Operating leases		
Store leases	5,825,835	4,475,510
Administrative office leases	755,707	704,252
Leases of rental property management services	16,393,250	13,582,195
Land use rights	392,087	382,172
Total operating lease assets	23,366,879	19,144,129
Operating lease liabilities, current	13,729,701	10,658,576
Operating lease liabilities, non-current	8,636,770	6,969,571
Total operating lease liabilities	22,366,471	17,628,147

	For the Year Ended December 31,	
	2024	2025
Weighted-average remaining lease term (in years)		
Operating leases	2.38	2.08
Land use rights	39.68	38.68
Weighted-average discount rate		
Operating leases	3.8%	3.4%
Land use rights	4.0%	4.0%

11. LEASES (Continued)

(a) The Group as a lessee (Continued)

Maturities of lease liabilities are as follows:

	As of December 31, 2025 RMB (in thousands)
2026	11,054,303
2027	4,171,509
2028	1,608,921
2029	749,959
2030	318,772
Thereafter	448,208
Total undiscounted lease payments	18,351,672
Less: imputed interest	(723,525)
Total lease liabilities	17,628,147

The Group's lease agreements generally do not contain an option for the Group to renew a lease for a term agreed by the Group. The Group's lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Payments under the lease arrangements are primarily fixed.

(b) The Group as a lessor

Lease income for the years ended December 31, 2024 and 2025 is as follows, which is included in the home rental services line item in the consolidated statements of comprehensive income:

	For the Year Ended December 31,	
	2024 RMB	2025 RMB
	(in thousands)	
Operating lease income	12,977,296	18,515,803
Total lease income	12,977,296	18,515,803

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LEASES (Continued)

(b) The Group as a lessor (Continued)

Maturities of undiscounted lease receivables are as follows:

	As of December 31, 2025 RMB (in thousands)
2026	14,087,999
2027	1,219,097
2028	281,162
2029	15,270
2030	9,592
Thereafter	18,190
Total undiscounted lease receivables	**15,631,310**

12. LONG-TERM INVESTMENTS, NET

The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

	As of December 31,	
	2024 RMB	2025 RMB
	(in thousands)	
Investments in equity method investees	360,965	1,758,510
Investments accounted for at fair value	1,014,400	5,717,276
Equity investments without readily determinable fair value using the NAV practical expedient	60,691	59,446
Equity investments without readily determinable fair value using the measurement alternative	41,377	55,681
Long-term time deposits	15,568,643	11,477,840
Held-to-maturity debt investments	1,808,331	1,079,771
Available-for-sale debt investments	4,935,699	–
Total long-term investments	**23,790,106**	**20,148,524**

12. LONG-TERM INVESTMENTS, NET (Continued)

Investments in equity method investees

	Amounts RMB (in thousands)
Balance at December 31, 2023	436,344
Investments made	30,410
Income from investment	10,192
Disposal of investment	(100,154)
Dividend received	(15,827)
Balance at December 31, 2024	360,965
Investments made	**1,452,212**
Income from investment	**16,420**
Investment impairment	**(61,053)**
Disposal of investment	**(1,443)**
Dividend received	**(8,591)**
Balance at December 31, 2025	**1,758,510**

The carrying amount of the Group's equity method investments was RMB361.0 million and RMB1,758.5 million as of December 31, 2024 and 2025, respectively. For the years ended December 31, 2024 and 2025, the impairment recognized for equity method investments was nil and RMB61.1 million, respectively. Additionally, an allowance of RMB42.6 million has been recognized for the loan receivable from an equity method investee in accordance with ASC 323-10-35-25.

The Group recognized share of profit from equity method investments of RMB10.2 million and RMB16.4 million for the years ended December 31, 2024 and 2025, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LONG-TERM INVESTMENTS, NET (Continued)

Investments accounted for at fair value

The following table shows the carrying amount and fair value of investments accounted for at fair value:

	Cost basis	Gross unrealized gains	Gross unrealized losses	Exchange adjustments	Fair value
	RMB	RMB	RMB	RMB	RMB
			(in thousands)		
Marketable securities (i)	96,848	–	(46,420)	5,736	56,164
Unlisted equity securities and loan receivables measured at fair value (ii)	233,088	–	(200,516)	–	32,572
Wealth management products (iii)	896,920	31,766	(3,028)	6	925,664
Balance at December 31, 2024	1,226,856	31,766	(249,964)	5,742	1,014,400
Marketable securities (i)	**96,848**	**–**	**(47,671)**	**4,497**	**53,674**
Unlisted equity securities and loan receivables measured at fair value (ii)	**245,076**	**–**	**(196,696)**	**–**	**48,380**
Wealth management products (iii)	**5,537,500**	**80,750**	**(3,028)**	**–**	**5,615,222**
Balance at December 31, 2025	**5,879,424**	**80,750**	**(247,395)**	**4,497**	**5,717,276**

12. LONG-TERM INVESTMENTS, NET (Continued)

Investments accounted for at fair value (Continued)

(i)　Marketable securities

Marketable securities represent investments in the equity securities of publicly listed companies, for which the Group does not have significant influence. The marketable securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

(ii)　Unlisted equity securities and loan receivables measured at fair value

Investment in IFM Investments Limited ("IFM")

In October 2017, the Group purchased 10.0% ownership in IFM, a company focusing on real estate agency business in the PRC, through subscription of 308,084,916 convertible redeemable preferred shares newly issued by IFM at an aggregated subscription price of RMB60.0 million. Concurrent with the preferred share investment, the Group entered into a convertible note purchase agreement on August 14, 2017 to purchase convertible notes issued by IFM in the principal amount of US$ equivalent of RMB40.0 million with maturity period of 30 months and interest rate per annum of 12.0%. The convertible notes were convertible into IFM's preferred shares at a discounted price. The Group elected the fair value option to measure the preferred share investments and the entire convertible note with the assistance of an independent valuation firm.

In 2019, the Group launched a series of incentive programs to incentivize real estate brokerage firms to join the Group's platform. IFM is one of the leading firms in the real estate agency business industry. In May 2019, to incentivize IFM to join the Group's platform, the Group made additional investment of RMB308.0 million to acquire certain percentage of IFM's preferred and ordinary shares, converted the convertible note into preferred shares and provided RMB130.0 million loan to IFM's controlling shareholder, which is secured by 17.5% ownership of IFM. Total consideration of the additional investment in IFM and the loan to IFM's controlling shareholder was RMB438.0 million. The fair value of the additional investment in IFM and the loan to IFM's controlling shareholder was RMB120.1 million on the transaction date. The difference of RMB317.9 million between the consideration paid and the fair value received was considered and recognized as deemed marketing expenses.

As the investment in IFM is not in-substance common stock, it does not qualify for equity method accounting, and according to ASC 321, the Group elected to account for this investment at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive income.

As of December 31, 2024 and 2025, the Group held 37.6% equity interests in IFM and the fair value of the investment amounted to RMB31.9 million and RMB35.6 million, respectively. The fair value of the loan to IFM's controlling shareholder amounted to RMB0.6 million and RMB0.7 million, respectively. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurements.

(iii)　Wealth management products

As part of the Group's cash management program, the Group invested in certain wealth management products with variable interest rates and principal not guaranteed issued by financial institutions. These wealth management products were with a maturity of over one year, or could be redeemed through advance notice and the Group intended to hold the investments over one year, thus were classified as long-term investments. The Group classifies those investments that use similar identifiable transaction prices when applying valuation techniques as Level 2 of fair value measurements and those investments that are measured using significant unobservable inputs as Level 3 of fair value measurements. For the years ended December 31, 2024 and 2025, gain of RMB16.5 million and RMB80.8 million resulting from changes in fair value of the wealth management products was recorded in earnings in the consolidated statements of comprehensive income, respectively.

12. LONG-TERM INVESTMENTS, NET (Continued)

Equity investments without readily determinable fair value using the NAV practical expedient

Equity investments without readily determinable fair value include investments in private equity funds accounted for under NAV practical expedient, and investments in private companies accounted for under measurement alternative.

Investments in private equity generally are not redeemable due to the closed-ended nature of these funds. Investments in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. As of December 31, 2024 and 2025, the carrying amount of the Group's investment in private equity funds was approximately RMB60.7 million and RMB59.4 million, respectively. Investments in the private equity fund are subject to a lock-up period of 8 years from September 2018 which restricts investors from withdrawing from the fund during the investment period.

Equity investments without readily determinable fair value using the measurement alternative

As of December 31, 2024 and 2025, investments accounted for under measurement alternative were RMB41.4 million and RMB55.7 million, respectively. There was no upward adjustment identified by the management for the year ended December 31, 2025.

The total carrying value of investment in private companies accounted for under measurement alternative held as of December 31, 2024 and 2025 is as follows:

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Initial cost basis	829,938	842,155
Cumulated unrealized losses (including impairment)	(788,561)	(786,474)
Total carrying value	41,377	55,681

For the years ended December 31, 2024 and 2025, RMB9.4 million, and RMB2.7 million impairment was recorded for investments in private companies accounted for under measurement alternative. The impairment was recorded in "Impairment loss for equity investments accounted for using measurement alternative" in the Group's consolidated statements of comprehensive income. The Group classifies the valuation techniques on those investments that using similar identifiable transaction prices as Level 2 of fair value measurements.

12. LONG-TERM INVESTMENTS, NET (Continued)

Long-term time deposits

The Group's long-term time deposits are time deposits placed with banks with original maturities of more than one year and those maturity dates within one year will be reclassified to short-term investments. As of December 31, 2025, deposits were denominated in RMB amounting to approximately RMB11.5 billion, among which RMB11.4 billion will mature in 2027 and the remaining RMB0.1 billion will mature in 2028.

Held-to-maturity debt investments

During the year ended December 31, 2025, the Group recorded investment income from its long-term held-to-maturity debt investments of RMB25.5 million in the consolidated statements of comprehensive income. Long-term held-to-maturity debt investments as of December 31, 2025 are shown as below, which would mature in 3 years:

	As of December 31, 2025			
	Cost or Amortized cost RMB	Gross unrecognized holding gains RMB	Gross unrecognized holding losses RMB	Fair value RMB
		(in thousands)		
Held-to-maturity debt investments	1,079,771	388	(275)	1,079,884

Available-for-sale debt investments

The following table summarizes the estimated fair value of available-for-sale debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,	
	2024 RMB	2025 RMB
	(in thousands)	
Expected to be redeemed by the issuer in 1 year to 2 years	4,935,699	–

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. GOODWILL

For the years ended December 31, 2024 and 2025, the changes in the carrying value of goodwill by segment are as follows:

	Existing home transaction services RMB	New home transaction services RMB	Home renovation and furnishing RMB	Total RMB
			(in thousands)	
Gross carrying value				
As of December 31, 2023	1,563,761	1,691,080	3,223,997	6,478,838
Addition	37,628	–	–	37,628
Disposal	(20,463)	–	–	(20,463)
As of December 31, 2024	1,580,926	1,691,080	3,223,997	6,496,003
Disposal (i)	**(23,541)**	**–**	**–**	**(23,541)**
As of December 31, 2025	**1,557,385**	**1,691,080**	**3,223,997**	**6,472,462**
Accumulated impairment				
As of December 31, 2023	(1,008,553)	(597,286)	(16,192)	(1,622,031)
Impairment	(68,920)	(29,276)	–	(98,196)
Disposal	1,644	–	–	1,644
As of December 31, 2024	(1,075,829)	(626,562)	(16,192)	(1,718,583)
Impairment (ii)	**(31,808)**	**(84,524)**	**–**	**(116,332)**
Disposal	**22,813**	**–**	**–**	**22,813**
As of December 31, 2025	**(1,084,824)**	**(711,086)**	**(16,192)**	**(1,812,102)**
Net carrying value				
As of December 31, 2023	555,208	1,093,794	3,207,805	4,856,807
As of December 31, 2024	505,097	1,064,518	3,207,805	4,777,420
As of December 31, 2025	**472,561**	**979,994**	**3,207,805**	**4,660,360**

13. GOODWILL (Continued)

(i) During the year ended December 31, 2025, the Group disposed of several local real estate agency companies, which were primarily engaged in existing home transaction services in multiple cities, and RMB23.5 million of goodwill was derecognized.

(ii) The Group performed goodwill impairment assessments for all its reporting units as of December 31, 2025, and weighed the relevant qualitative factors and quantitative assessment results in totality. As the actual financial performance of certain reporting units did not meet prior forecasted expectations due to unfavorable local market conditions, RMB116.3 million goodwill impairment loss was recorded, including RMB31.8 million related to reporting units within the existing home transaction services segment and RMB84.5 million related to reporting units within the new home transaction services segment.

In performing quantitative impairment tests, the Group used an income approach based on a discounted cash flow model ("DCF model"). Forecasts of future cash flows are based primarily on the best estimate of future net revenues, gross margin and operating expenses, which are subject to expected business operation, local market development, and general economic conditions. Material changes in these forecasts could significantly change the amount of impairment recorded. Therefore, it may be necessary to record further impairment charges to these reporting units in the future, if such changes occur.

Key assumptions used in quantitative impairment test

The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. The Group used a DCF model to estimate the fair value of the reporting units, as management believes forecasted operating cash flows are the best indicator of fair value. A number of significant assumptions were involved in the preparation of the DCF models, including future revenues and discount rates. The financial projection covering a five-year period of each reporting unit adopted in DCF models for impairment testing purpose is based on the financial budgets approved by the management of the Group, which considers the historical performance and its expectation for future market development. Cash flows beyond the five-year period are extrapolated using a long-term growth rate. Post-tax discount rates reflect market assessment of the weighted average cost of capital in the industry in which the Group operates and the specific risks relating to the Group.

As of December 31, 2025, the fair value of the home renovation and furnishing reporting unit exceeded its carrying value by 9.3%. The estimated fair value of a reporting unit is highly sensitive to changes in management's estimates and assumptions including, but not limited to, the revenue growth rate and discount rate. The estimated fair value will fall below the carrying amount of the reporting unit if revenue decreases by 0.9% for each of the forecast year or if discount rate increases by 0.2%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. GOODWILL (Continued)

Key assumptions used in quantitative impairment test (Continued)

Certain future events and circumstances, including deterioration of market conditions, increases in interest rates, and unfavorable impacts on the projections used in the impairment test for the reporting unit discussed above, including changes in customer behavior, decreases in delivery capability, and delays or difficulties in achieving the Group's profitability goals, could cause the fair value of this reporting unit to fall below its carrying value and a non-cash impairment charge would be required. Such a charge could have a material effect on the consolidated statements of comprehensive income and consolidated balance sheets.

14. BORROWINGS

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Short-term borrowings	288,280	207,717
Long-term borrowings	–	182,917
Total	288,280	390,634

As of December 31, 2025, all borrowings outstanding at December 31, 2024 had been fully paid off upon maturity.

In January 2025, the Group entered into a 363-day unsecured borrowing arrangement of RMB122.2 million with a bank at a fixed borrowing rate of 2.48%. RMB23.3 million, RMB3.9 million, RMB22.8 million, RMB3.9 million, RMB22.8 million and RMB45.6 million were scheduled to be paid off on March 31, 2025, June 30, 2025, July 12, 2025, December 31, 2025, January 12, 2026 and January 25, 2026, respectively. As of December 31, 2025, RMB68.3 million was still outstanding.

14. BORROWINGS (Continued)

In May 2025, the Group entered into a 360-day unsecured borrowing arrangement of RMB35.3 million with a bank at a fixed borrowing rate of 2.38%. RMB8.8 million, RMB8.8 million and RMB17.7 million were scheduled to be paid off on June 30, 2025, December 31, 2025 and May 25, 2026, respectively. As of December 31, 2025, RMB17.7 million was still outstanding.

In May 2025, the Group entered into a 36-month property-specific construction credit agreement to access a line of credit facility. The credit agreement provides for a revolving credit facility of up to RMB400.0 million with RMB121.7 million outstanding as of December 31, 2025. Borrowings under the credit agreement are due within one year and bear interest at one-year LPR (Loan Prime Rate) minus 89 basis points. The land use right for Beihaojia's property under development in Shanghai has been pledged to secure the credit facility.

In March 2025, the Group entered into a 60-month property-specific construction credit agreement to access a line of credit facility. The credit agreement provides for a revolving credit facility of up to RMB350.0 million and no funds had been drawn down under this credit facility as of December 31, 2025. Borrowings under the credit agreement bear interest at one-year LPR (Loan Prime Rate) minus 55 basis points. A land use right in Hangzhou has been pledged for the credit facility.

In May 2025, the Group entered into a 24-month property-specific construction credit agreement to access a line of credit facility. The credit agreement provides for a revolving credit facility of up to RMB600.0 million with RMB182.9 million outstanding as of December 31, 2025. Borrowings under the credit agreement bear interest at one-year LPR (Loan Prime Rate) minus 86 basis points. The land use right for Beihaojia's property under development in Chengdu has been pledged to secure the credit facility.

15. ACCOUNTS PAYABLE

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Payable related to new home transaction business	5,954,209	3,469,628
Payable for home renovation materials and construction costs	1,713,179	1,506,095
Payable for real estate properties under development	538,406	93,164
Payable for advertising fees	396,364	234,026
Payable for internet service fees	333,835	312,209
Payable for leasehold improvements	262,805	167,492
Others	293,831	269,515
Total	9,492,629	6,052,129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. ACCOUNTS PAYABLE (Continued)

An ageing analysis of the trade payable as of December 31, 2024 and 2025, based on the invoice date, is as follows:

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
– Up to 3 months	9,116,991	5,715,186
– 3 months to 1 year	210,375	94,568
– Over 1 year	165,263	242,375
Accounts payable	9,492,629	6,052,129

16. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Deposit related to home renovation and furnishing services	1,630,275	1,304,835
Deposit related to home rental services (i)	1,434,338	1,550,187
Deposit related to new home transaction services	1,151,475	1,366,902
Deposit related to franchise services	1,103,229	1,241,484
Other tax payables	436,496	256,381
Accrued operating expenses	366,454	312,324
Amounts collected and payable on behalf of others (ii)	115,160	773,932
Payable of share repurchase consideration	94,925	56,778
Payable related to employees' exercise of share-based awards	41,481	24,739
Deferred guarantee revenue	23,360	11,961
Others	871,312	688,554
Total	7,268,505	7,588,077

(i)   Deposit related to home rental services represents the rental deposit collected from tenants under the original model of home rental services.

(ii) Amounts collected and payable on behalf of others refer to home purchase considerations collected from property buyers that have not yet been remitted to property sellers, and rental and related deposits collected from tenants under the new model of home rental services that are held by the Company on behalf of the property owners.

17. OTHER INCOME, NET

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Investment income, net	679,278	721,647
Government grants	731,198	600,924
Others	155,562	123,220
Total	1,566,038	**1,445,791**

18. INTEREST INCOME, NET

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Interest income	1,288,714	834,505
Interest expense	(12,654)	(6,750)
Bank charges	(14,650)	(19,582)
Others	(1,247)	(668)
Total	1,260,163	**807,505**

19. TAXATION

Income tax

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions.

The Group applies the assets and liabilities method of income taxes in accordance with ASC 740, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, the Group considers all positive and negative evidence, including results of recent operations and expected reversals of taxable income. Valuation allowances are established to offset deferred tax assets if it is considered more-likely-than-not that the amount of the deferred tax assets will not be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. TAXATION (Continued)

Uncertain tax positions

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying the two-step approach to determine the amount of the benefit to be recorded. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes. If the tax positions meet the "more-likely-than-not" recognition threshold, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. The Group classifies interest and penalties related to income tax matters, if any, as income tax expense.

The Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2024 and 2025. The Group did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2024 and 2025.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance or estate duty. There are no other taxes likely to be material to the Group levied by the government of the Cayman Islands except for stamp duties which may be applicable to instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

British Virgin Islands

The Group's subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains tax under the current laws of the British Virgin Islands. In addition, payment of dividends by the British Virgin Islands subsidiaries to their respective shareholders who are not resident in the British Virgin Islands, if any, is not subject to withholding tax in the British Virgin Islands.

Hong Kong, China

Hong Kong, China income tax rate is a two-tiered profits tax regime, under which the tax rate is 8.25% or assessable profits on the first HK dollar 2 million and 16.5% or any assessable profits in excess of HK dollar 2 million. Hong Kong, China profits tax was provided for the assessable profit that was subject to Hong Kong, China profits tax during the years ended December 31, 2024 and 2025. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong, China to the Group are not subject to any Hong Kong, China withholding tax.

19. TAXATION (Continued)

Mainland China

On March 16, 2007, the National People's Congress of PRC enacted a new Corporate Income Tax Law ("new CIT law"), under which Foreign Investment Enterprises ("FIEs") and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. Under the new CIT law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as "small and micro businesses".

Certain enterprises benefit from a preferential tax rate of 15% under the EIT Law if they conduct business in certain encouraged high-tech sectors or areas and get the certificates from the competent tax authorities. The privileges cannot be applied simultaneously. Four and four entities in the Group for the years ended December 31, 2024 and 2025, respectively, were qualified as "high and new technology enterprise" and had a 15% preferential income tax rate.

Certain enterprises benefit from a preferential tax rate of 15% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. Nil and nil entity in the Group for the years ended December 31, 2024 and 2025, respectively, was qualified as the enterprises within the Catalogue of Encouraged Industry in the Western Region and had a 15% preferential income tax rate.

The Group's other PRC subsidiaries, consolidated VIEs (inclusive of VIEs' subsidiaries) are subject to the statutory income tax rate of 25%.

According to relevant laws and regulations promulgated by the State Taxation Administration of the PRC announced on March 26, 2023, effective from 2023 onwards, enterprises engaging in research and development activities are entitled to claim 200% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year (the "R&D Super Deduction").

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. TAXATION (Continued)

The Organization for Economic Co-operation and Development ("OECD") has published model rules, which include the implementation of a global minimum tax rate of 15%, commonly referred to as Pillar Two. One country and one region in which the Group does business have enacted implementing legislation effective from January 1, 2024 and January 1, 2025, respectively. Based on the Group's analysis of such enacted legislation for jurisdictions in which the Group operates, the impact on the Group's 2024 income tax provision was not material, and the impact on the Group's 2025 income tax provision was RMB44.0 million.

Composition of income tax expense

The components of income (loss) before tax for the years ended December 31, 2024 and 2025, are as follows:

	For the Year Ended December 31,	
	2024 RMB (in thousands)	2025 RMB
Income (loss) before income tax expense		
Income from Mainland China operations	9,143,316	5,905,159
Loss from non-Mainland China operations	(2,273,247)	(1,228,056)
Total income before income tax expense	6,870,069	4,677,103
Income tax expense (benefit) from Mainland China operations		
Current income tax expense	2,595,844	1,892,115
Deferred tax expense (benefit)	223,235	(224,991)
Income tax expense from Mainland China operations	2,819,079	1,667,124
Income tax expense (benefit) from non-Mainland China operations		
Current income tax expense	46,482	45,374
Deferred tax benefit	(73,672)	(26,409)
Income tax expense (benefit) from non-Mainland China operations	(27,190)	18,965
Total income tax expense	2,791,889	1,686,089

For the years ended December 31, 2024 and 2025, loss from non-Mainland China operations mainly results from share-based compensation expenses amounting to RMB2,726.1 million and RMB1,904.9 million, respectively; which is offset by gains from investment in wealth management products amounting to RMB424.0 million and RMB656.4 million, respectively.

19. TAXATION (Continued)

Composition of income tax expense (Continued)

The income tax expense applicable to the Group's operations for the years ended December 31, 2024 and 2025, differs from the amount computed by applying the Mainland China statutory income tax rate of 25% to income before tax due to the following:

	For the Year Ended December 31, 2024
Statutory income tax rate	25.0%
Tax effect of preferential treatments	(3.0)%
Tax effect of tax-exempt entities	8.3%
Effect on tax rates in different tax jurisdictions	(0.4)%
Tax effect of permanent difference	(0.7)%
Tax effect of R&D deduction and others	(2.3)%
Change in valuation allowance	13.7%
Effective tax rates	40.6%

The Mainland China statutory tax rate of 25% is used for the effective tax rate reconciliation as majority of the Group's operations are based in Mainland China.

	For the Year Ended December 31, 2025 Amount (RMB in thousands)	Percent
Mainland China statutory tax rate	1,169,276	25.0%
Foreign tax effects		
Statutory tax rate difference between Cayman Island and Mainland China	(192,363)	(4.1)%
Statutory tax rate difference between Hong Kong, China and Mainland China	(2,278)	0.0%
Pillar II impact for Hong Kong, China	43,988	0.9%
Other foreign jurisdictions	401	0.0%
Changes in valuation allowances	185,516	4.0%
Nontaxable or nondeductible items		
Share-based compensation	476,231	10.2%
Preferential tax benefits	(65,016)	(1.4)%
Research and development super deduction	(143,723)	(3.1)%
Others	214,057	4.5%
Effective tax rates	1,686,089	36.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. TAXATION (Continued)

Composition of income tax expense (Continued)

The changes of effective tax rate for the years ended December 31, 2024 and 2025 are primarily driven by the change in valuation allowance as less net operating loss carryforwards are expected to be realized prior to expiration.

The amount of income taxes paid (net of refunds received) disaggregated by geographic area on an annual basis for the year ended December 31, 2025, are as follows:

	For the Year Ended December 31, 2025	
	Amount (RMB in thousands)	Percent
Mainland China	2,346,102	99.9%
Others	1,386	0.1%
Total	**2,347,488**	**100.0%**

The following table sets forth the effect of tax holiday related to Mainland China operations:

	For the Year Ended December 31,	
	2024	**2025**
	RMB	**RMB**
	(in thousands, except for per share data)	
Tax holiday effect	209,494	**65,016**
Effect on basic net income per share	0.06	**0.02**
Effect on diluted net income per share effect	0.06	**0.02**
Denominator for basic net income per share-weighted average ordinary shares outstanding	3,409,773	**3,326,150**
Denominator for diluted net income per share-weighted average ordinary shares outstanding	3,537,408	**3,472,076**

19. TAXATION (Continued)

Composition of deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities before net off as of December 31, 2024 and 2025 are as follows:

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Deferred tax assets		
Net operating loss carrying forward	3,412,316	3,611,291
Asset impairment	916,690	914,823
Deferred rental cost	19,280	30,187
Unrealized profits	252,024	217,117
Accrual expense	463,523	352,620
Others	89,840	136,640
Less: Valuation Allowance	(4,127,927)	(3,924,466)
Deferred tax assets, net of valuation allowance	1,025,746	1,338,212
Deferred tax liabilities		
Fair value change of certain investments	(69,263)	(67,246)
Intangible assets	(213,183)	(172,891)
Deferred revenue	(55,870)	(157,689)
Total deferred tax liabilities	(338,316)	(397,826)

The movements of the valuation allowance for the years ended December 31, 2024 and 2025 are as follows:

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Balance at the beginning of the year	(3,385,876)	(4,127,927)
Remeasurement due to application of preferential tax rate	(1,839)	–
Additions	(1,280,549)	(687,555)
Reversals	282,244	549,598
Write-offs	258,093	341,418
Balance at the end of the year	(4,127,927)	(3,924,466)

19. TAXATION (Continued)

Composition of deferred tax assets and liabilities (Continued)

A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

As of December 31, 2024 and 2025, the Group had net operating loss carryforwards of approximately RMB13.6 billion and RMB14.7 billion, respectively, which arose from the Group's certain subsidiaries, VIEs and the VIEs' subsidiaries established in the PRC. As of December 31, 2024 and 2025, deferred tax assets arose from net operating loss carryforwards amounted to RMB3,412.3 million and RMB3,611.3 million respectively, out of which, RMB3,243.5 million and RMB3,078.5 million deferred tax assets were offset by valuation allowance, respectively, as it was considered more-likely-than-not that the amount of the deferred tax assets will not be realized. The remaining deferred tax assets, net of valuation allowance arose from net operating loss carryforwards as of December 31, 2024 and 2025 amounted to RMB168.8 million and RMB532.8 million, respectively, are expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2025, the net operating loss carryforwards of RMB14.7 billion will expire in the years ending December 31, 2026 through 2030, respectively, if not utilized.

19. TAXATION (Continued)

Withholding tax on undistributed dividends

The new CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located". Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The new CIT law also imposes a withholding income tax of 10% on dividends distributed by a VIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a VIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the VIE).

The Group intends to reinvest all PRC subsidiaries' current retained earnings to further expand its business in China. In case the Group decides to distribute dividends in the future, the amount of such dividends will be capped at the profits earned during the corresponding period. The dividend declared by the Group will be paid with priority using offshore funds of the Group, including the existing fund held by offshore subsidiaries of the Group and funds obtained through financing in the future. The Group does not have plans to have any of its PRC subsidiaries or VIEs distribute any undistributed profit of such subsidiaries or VIEs to their direct overseas parent companies. Accordingly, no withholding income tax is accrued on the undistributed earnings of the PRC subsidiaries, VIEs and subsidiaries of the VIEs as of December 31, 2024 and 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Group are as follows:

	For the Year Ended December 31,	
	2024 RMB	2025 RMB
	(in thousands)	
Included in:		
Cost of revenues	521,293	**446,120**
Sales and marketing expenses	197,320	**181,877**
General and administrative expenses	1,821,817	**1,111,415**
Research and development expenses	185,645	**165,512**
Total	2,726,075	**1,904,924**
Share-based compensation related to share options (a)	541,956	**138,456**
Share-based compensation related to restricted share units (b)	1,097,177	**1,250,460**
Share-based compensation related to restricted shares (c)	1,086,942	**516,008**
Total	2,726,075	**1,904,924**

There was no income tax benefit recognized in the consolidated statements of comprehensive income for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the years ended December 31, 2024 and 2025.

(a) Share-based compensation related to share options

2018 Share Option Plan

On August 20, 2018, the Group adopted the "Pre-IPO Share Option Scheme" (the "2018 Share Option Plan"), an equity-settled share-based compensation plan with the purpose of providing incentives and rewards to its employees, directors and consultants of the Group who have contributed or will contribute to the Group. The maximum number of shares that may be issued under the 2018 Share Option Plan shall be 350,225,435 Class A Ordinary Shares of the Group on December 28, 2018. Share options granted under the 2018 Share Option Plan have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over a continuous service period of one to five years.

Under the 2018 Share Option Plan, share options granted to employees of the Group are only exercisable upon the occurrence of an initial public offering of the Group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. SHARE-BASED COMPENSATION (Continued)

(a) Share-based compensation related to share options (Continued)

2018 Share Option Plan (Continued)

The following table summarizes activities of the Company's share options under the 2018 Share Option Plan as converted to the number of ordinary shares of the Company:

	Number of options outstanding	Weighted average exercise price US$	Weighted average remaining contractual life In Years	Aggregate intrinsic value US$ (in thousands)
Outstanding as of December 31, 2023	40,349,583	0.00002	6.39	218,022
Exercised	(14,183,427)	0.00002		
Forfeited or Cancelled	(322,209)	0.00002		
Outstanding as of December 31, 2024	25,843,947	0.00002	5.47	158,682
Outstanding as of December 31, 2024	25,843,947	0.00002	5.47	158,682
Exercised	(15,577,452)	0.00002		
Forfeited or Cancelled	(89,151)	0.00002		
Outstanding as of December 31, 2025	**10,177,344**	**0.00002**	**4.76**	**53,465**
Vested and exercisable as of December 31, 2024	6,682,319	0.00002	5.30	41,029
Vested and exercisable as of December 31, 2025	**6,653,786**	**0.00002**	**4.45**	**34,954**

No share option was granted under the 2018 Share Option Plan for the years ended December 31, 2024 and 2025.

During the years ended December 31, 2024 and 2025, the aggregate intrinsic value of share options exercised was US$72.8 million and US$102.4 million, respectively.

The total share-based compensation expenses recognized for share options during the years ended December 31, 2024 and 2025 were RMB542.0 million and RMB138.5 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. SHARE-BASED COMPENSATION (Continued)

(a) Share-based compensation related to share options (Continued)

2018 Share Option Plan (Continued)

As of December 31, 2025, there was RMB10.5 million of unrecognized compensation expense related to the share options granted to the Group's employees, which are expected to be recognized over a weighted-average period of 1.0 years and may be adjusted for future changes in forfeitures.

(b) Share-based compensation related to restricted share units

2020 Share Incentive Plan

In July 2020, the Group adopted a 2020 Global Share Incentive Plan (the "2020 Share Incentive Plan"), pursuant to which the maximum number of shares of the Group available for issuance pursuant to all awards under the 2020 Share Incentive Plan (the "Award Pool") shall initially be 80,000,000 shares, plus an annual increase on the first day of each fiscal year of the Group during the ten-year term of this plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by the Board. The size of the Award Pool to be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

20. SHARE-BASED COMPENSATION (Continued)

(b) Share-based compensation related to restricted share units (Continued)

2020 Share Incentive Plan (Continued)

In April 2022, the Group adopted the amended 2020 Global Share Incentive Plan (the "Amended 2020 Share Incentive Plan"), under which the maximum aggregate number of Class A Ordinary Shares, per value of US$0.00002 each, may be issued pursuant to all awards under the Amended 2020 Plan is 253,246,913 upon the Listing.

Pursuant to the Amended 2020 Share Incentive Plan, 25,371,822 restricted share units have been granted to employees of the Group during the year ended December 31, 2025, which are generally scheduled to be vested over a continuous service period of one to five years.

The following table summarizes activities of the Company's restricted share units under the 2020 Share Incentive Plan:

	Number of RSU outstanding	Weighted average grant-date fair value
		US$
Outstanding as of December 31, 2023	79,962,072	6.07
Granted	29,718,591	5.08
Vested	(22,936,809)	5.85
Forfeited or Cancelled	(2,466,456)	5.48
Outstanding as of December 31, 2024	84,277,398	5.80
Outstanding as of December 31, 2024	**84,277,398**	**5.80**
Granted	**25,371,822**	**6.06**
Vested	**(28,080,498)**	**5.84**
Forfeited or Cancelled	**(4,543,773)**	**5.58**
Outstanding as of December 31, 2025	**77,024,949**	**5.88**

The total share-based compensation expenses recognized for restricted share units for the years ended December 31, 2024 and 2025 were RMB1,097.2 million and RMB1,250.5 million.

As of December 31, 2025, there were RMB1,849.2 million of unrecognized compensation expenses related to restricted share units granted to the Group's employees, which are expected to be recognized over a weighted-average period of 2.2 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted share units for the years ended December 31, 2024 and 2025 was RMB901.5 million and RMB1,115.6 million.

20. SHARE-BASED COMPENSATION (Continued)

(c)   Share-based compensation related to restricted shares

2022 Share Incentive Plan

In May 2022, the Group adopted a 2022 Global Share Incentive Plan (the "2022 Share Incentive Plan"), pursuant to which the maximum number of shares of the Group available for issuance pursuant to all awards under the 2022 Share Incentive Plan (the "Award Pool") shall be 125,692,439.

Pursuant to the 2022 Share Incentive Plan, 71,824,250 and 53,868,189 restricted Class A ordinary shares have been issued to Mr. PENG Yongdong, chairman and chief executive officer of the Group, and Mr. SHAN Yigang, an executive director of the Group, on May 5, 2022. Such restricted shares are not transferable and may not be sold, pledged or otherwise disposed of and are not entitled to receive dividends paid. Such restrictions will be removed in whole in five years from May 5, 2022 with restrictions on certain portions being removed each year, subject to the approval by a resolution of the Compensation Committee of the Board. The restricted shares are granted in two agreements and the vesting schedule according to each restricted share agreement is as below:

–   50% of the restrictions on transfer and dividend rights of the restricted shares are removed on the first and second anniversary of the stated vesting commencement date respectively;

–   One-third of the restrictions on transfer and dividend rights of the restricted shares are removed on the third, fourth and fifth anniversary of the stated vesting commencement date respectively.

By May 2025, the transfer and dividend rights restrictions of 45,830,712 and 34,373,035 restricted shares granted to Mr. PENG Yongdong and Mr. SHAN Yigang shall have been removed. Mr. PENG Yongdong and Mr. SHAN Yigang voluntarily extended the transfer and dividend rights restrictions of these restricted shares. The restriction of 9,000,000 restricted shares held by Mr. PENG Yongdong were removed in December 2025 and the other restricted shares were still subject to the restrictions on transfer and dividend rights.

The extension of the restriction on the restricted shares met the definition of a modification under ASC 718, with no incremental share-based compensation expense incurred and the restricted shares have been vested under the original vesting conditions.

The total share-based compensation expenses recognized in relation to the above restricted Class A ordinary shares for the years ended December 31, 2024 and 2025 were RMB680.6 million and RMB395.0 million.

20. SHARE-BASED COMPENSATION (Continued)

(c) Share-based compensation related to restricted shares (Continued)

Shengdu Acquisition

According to the amended acquisition agreement signed between the Group, Shengdu and Shengdu's original shareholders, the Group issued 44,315,854 restricted Class A Ordinary Shares to the Shengdu's original shareholders to acquired Shengdu's 51% equity interest on April 20, 2022. Such restricted shares are restricted from the transfer, sale, pledge or any other form of disposal. 30%, 30% and 40% of the restrictions on the restricted shares are removed on the first, second and the third anniversary of the stated vesting commencement date respectively.

The total share-based compensation expenses recognized in relation to Shengdu Acquisition for the years ended December 31, 2024 and 2025 were RMB406.3 million and RMB121.0 million.

The following table summarizes activities of the Company's restricted shares under the 2022 Share Incentive Plan and Shengdu Acquisition:

	Number of restricted shares outstanding	Weighted average grant-date fair value
		US$
Outstanding as of December 31, 2023	156,715,889	4.39
Vested	(13,297,108)	4.29
Outstanding as of December 31, 2024	143,418,781	4.40
Outstanding as of December 31, 2024	143,418,781	4.40
Vested	**(26,726,342)**	**4.33**
Outstanding as of December 31, 2025	**116,692,439**	**4.41**

As of December 31, 2025, there were RMB529.2 million of unrecognized compensation expenses related to restricted shares granted to the Group's employees, which are expected to be recognized over a weighted-average period of 1.4 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted shares for the years ended December 31, 2024 and 2025 was RMB365.1 million and RMB747.3 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. ORDINARY SHARES

Shares

In August 2020, the Company completed its IPO on the New York Stock Exchange ("NYSE"). The Company received total net proceeds of approximately US$2,358.8 million after deducting US$79.2 million of underwriter commissions and relevant offering expenses.

In November 2020, the Company completed a follow-on public offering on the NYSE. The Company received total net proceeds of approximately US$2,322.6 million after deducting US$38.5 million of underwriter commissions and relevant offering expenses.

On November 8, 2021, an extraordinary general meeting of shareholders of the Company was held. The Memorandum and Articles of Association were amended that the Class B ordinary shares shall only be held by the Founder and Mr. PENG Yongdong and Mr. SHAN Yigang ("Co-founders"), and the immediate family members, any trust for the benefit of the Co-Founder and/or any of the immediate family members, and any corporation, partnership or any other entity ultimately controlled by the Co-Founder and/or any of the immediate family members (together, the "Co-Founder Affiliates"). And the shareholders approved that 110,116,275 Class A ordinary shares that were held by Ever Orient International Limited and beneficially owned by Mr. PENG Yongdong, chairman and chief executive officer of the Company, and 47,777,775 Class A ordinary shares that were held by Clover Rich Limited and beneficially owned by Mr. SHAN Yigang, an executive director of the Company, were re-designated and re-classified as Class B Ordinary Shares on a 1:1 basis, such Class B Ordinary Shares to rank pari passu in all respects with all other existing Class B Ordinary Shares in the authorized share capital of the Company, and that the rights, preferences, privileges and restrictions attaching to such re-designated shares shall be varied accordingly (the "Share Re-designation"). Immediately prior to the resolutions above become effective, Propitious Global Holdings Limited converted 157,894,050 of its Class B ordinary shares into Class A ordinary shares on a 1:1 basis. Propitious Global Holdings Limited, the Company's principal shareholder, is ultimately controlled by Z&Z Trust, the beneficiaries of which are the immediate family members of Mr. ZUO Hui, who has passed away in May 2021.

On March 31, 2022, the management of the Group, Shengdu and Shengdu's selling shareholders agreed to enter into an amended share purchase agreement, pursuant to which the Group agreed to issue 44,315,854 restricted Class A ordinary Shares to the selling shareholders of Shengdu as a part of consideration for acquisition of Shengdu. The restricted shares were issued on April 20, 2022 subject to a three-year restriction. As of December 31, 2025, all 44,315,854 shares' restriction was removed.

21. ORDINARY SHARES (Continued)

Shares (Continued)

On May 5, 2022, the Group issued 71,824,250 and 53,868,189 restricted Class A ordinary shares under the Company's 2022 Global Share Incentive Plan to Mr. PENG Yongdong and Mr. SHAN Yigang. Such restrictions will be removed in whole in five years from May 5, 2022 with restriction on certain portion being removed in each year, subject to the approval by a resolution of the Compensation Committee of the Board. As of December 31, 2025, 9,000,000 restricted shares held by Mr. PENG Yongdong were released from restrictions, and all the other restricted shares (i.e., 62,824,250 restricted shares held by Mr. PENG Yongdong and 53,868,189 restricted shares held by Mr. SHAN Yigang) were still subject to such restrictions.

On May 11, 2022, Propitious Global Holdings Limited converted 727,407,230 of its Class B ordinary shares into Class A ordinary shares on a 1:1 basis. Propitious Global Holdings Limited, the Company's principal shareholder, is ultimately controlled by Z&Z Trust.

On August 12, 2022, an amendment to the Memorandum and Articles of Association was approved by the shareholders during an annual general meeting, according to which, the authorised share capital of the Company is US$500,000 divided into 25,000,000,000 shares, comprising (i) 24,114,698,720 Class A ordinary shares with a par value of US$0.00002 each and (ii) 885,301,280 Class B ordinary shares with a par value of US$0.00002 each.

During the years ended December 31, 2024 and 2025, Ever Orient International Limited converted 4,143,361 and 4,160,498 Class B ordinary shares to Class A Ordinary Shares on a 1:1 basis, and Clover Rich Limited converted 1,797,742 and 1,805,178 Class B ordinary shares to Class A Ordinary Shares on a 1:1 basis, respectively.

As of December 31, 2025, the Company issued 60,852,775 Class A Ordinary Shares to an employee trust controlled by the Company upon early exercise of options, of which 57,025,016 shares have been exercised by employees.

During the years ended December 31, 2024 and 2025, the Company issued 49,500,000 and 30,900,000 Class A Ordinary Shares to the depositary bank for future exercise of employees' share options, of which 128,783,463 shares have been exercised by employees as of December 31, 2025.

21. ORDINARY SHARES (Continued)

Shares (Continued)

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for conversion and voting rights. Class B Ordinary Shares shall only be held by Mr. PENG Yongdong and Mr. SHAN Yigang (each of whom, a "Co-Founder") a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, as defined in the currently effective memorandum and articles of association. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the following events: (i) the holder of such Class B ordinary shares dies, ceases to be a director or a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, or is deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his or her duties as a director or no longer meet the requirements of a director as set out in the Hong Kong Listing Rules; (ii) the transfer to another person of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B ordinary share other than (a) the grant of any lien, pledge, charge or other encumbrance over such share which does not result in the transfer of the legal title or beneficial ownership of, or the voting rights attached to, such share, until the same is transferred upon the enforcement of such lien, pledge, charge or other encumbrance and (b) a transfer of the legal title to such share by a Co-Founder to a Director Holding Vehicle wholly-owned and wholly-controlled by him, or by a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder to the Co-Founder holding and controlling it or another Director Holding Vehicle wholly-owned and wholly-controlled by such Co-Founder; and (iii) a Director Holding Vehicle holding such Class B Ordinary Shares no longer complies with the principle that the weighted voting rights attached to a beneficiary's shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any person other than the Co-Founders or Co-Founder affiliates, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share to any person other than the Co-Founders or Co-Founder Affiliates, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of the Company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of the Company.

21. ORDINARY SHARES (Continued)

Share repurchase program

In May 2022, the board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to US$1 billion of its ADSs and/or Class A ordinary shares in the open market at prevailing market prices, through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, over a 12-month period, subject to obtaining general mandate from shareholders. On August 12, 2022, a general mandate was obtained from the shareholders during Annual General Meeting. The share repurchase program has been extended in 2024 and 2025, respectively, under which the Company may repurchase up to US$5 billion of its ADSs and/or Class A ordinary shares in the open market before August 31, 2028.

During the years ended December 31, 2024 and 2025, the Company repurchased 144,663,195 and 150,367,893 Class A ordinary shares in the open market at prevailing market prices, and the total consideration paid for the purchases was US$716.0 million (RMB5,101.1 million) and US$921.5 million (RMB6,581.2 million), respectively.

During the years ended December 31, 2024 and 2025, the Company cancelled 147,784,335 and 149,704,635 Class A ordinary shares with a par value of US$0.00002 per share, which were repurchased under the share repurchase program, respectively.

As of December 31, 2025, 477,803,217 Class A ordinary shares have been purchased under the repurchase program with total consideration of approximately US$2,548.0 million (RMB18,152.0 million) since the share repurchase program launched, and 456,194,967 Class A ordinary shares have been cancelled with a par value of US$0.00002 per share, which were repurchased between September 2022 and October 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy on a recurring basis as of December 31, 2024 and 2025:

	December 31, 2024 RMB	Fair value measurement at reporting date using		
		Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant other unobservable inputs (Level 3) RMB
		(in thousands)		
Assets				
Fair value disclosure				
Short-term investments				
Short-term time deposits	14,874,498	–	14,874,498	–
Held-to-maturity debt investments	5,420,043	–	5,420,043	–
Long-term investments				
Long-term time deposits	15,568,643	–	15,568,643	–
Held-to-maturity debt investments	1,798,444	–	1,798,444	–
Fair value measurements on a recurring basis				
Short-term investments				
Wealth management products	20,474,093	–	19,224,772	1,249,321
Available-for-sale debt investments	551,348	–	551,348	–
Long-term investments				
Equity investments without readily determinable fair value using the NAV practical expedient (i)	60,691			
Investments accounted for at fair value	1,014,400	56,164	891,192	67,044
Available-for-sale debt investments	4,935,699	–	4,935,699	–
Total	64,697,859	56,164	63,264,639	1,316,365

22. FAIR VALUE MEASUREMENT (Continued)

| | | Fair value measurement at reporting date using | | |
	December 31, 2025 RMB	Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant other unobservable inputs (Level 3) RMB
			(in thousands)	
Assets				
Fair value disclosure				
Short-term investments				
Short-term time deposits	7,057,770	–	7,057,770	–
Held-to-maturity debt investments	5,453,966	–	5,453,966	–
Long-term investments				
Long-term time deposits	11,477,840	–	11,477,840	–
Held-to-maturity debt investments	1,079,884	–	1,079,884	–
Fair value measurements on a recurring basis				
Short-term investments				
Wealth management products	21,625,789	–	20,736,797	888,992
Available-for-sale debt investments	5,370,207	–	5,370,207	–
Long-term investments				
Equity investments without readily determinable fair value using the NAV practical expedient (i)	59,446			
Investments accounted for at fair value	5,717,276	53,674	5,580,750	82,852
Total	57,842,178	53,674	56,757,214	971,844

(i)   Investments are measured at fair value using the NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. FAIR VALUE MEASUREMENT (Continued)

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follows:

Short-term investments:

	Amounts RMB (in thousands)
Fair value as of December 31, 2023	**2,415,208**
Addition	357,930
Change in fair value (i)	57,579
Exchange adjustment	30,163
Disposal	(1,611,559)
Fair value as of December 31, 2024	**1,249,321**
Addition	–
Change in fair value (i)	73,241
Exchange adjustment	(27,396)
Disposal	(406,174)
Fair value as of December 31, 2025	**888,992**

(i)   Recognized as "Fair value changes in investments, net" on the consolidated statements of comprehensive income.

Long-term investments:

	Amounts RMB (in thousands)
Fair value as of December 31, 2023	**115,167**
Addition	100
Change in fair value (i)	(43,196)
Disposal	(5,027)
Fair value as of December 31, 2024	**67,044**
Addition	12,088
Change in fair value (i)	3,820
Disposal	(100)
Fair value as of December 31, 2025	**82,852**

(i)   Recognized as "Fair value changes in investments, net" on the consolidated statements of comprehensive income.

22. FAIR VALUE MEASUREMENT (Continued)

Assets Measured at Fair Value on a Non-Recurring Basis

Investments without readily determinable fair value

The Group measures equity method investments at fair value on a non-recurring basis only if an impairment charge is recognized.

For those equity investments without readily determinable fair value and accounted for other than under the equity method, the Group measures them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If this measurement alternative is elected, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer. The implementation guidance notes that an entity should make a "reasonable effort" to identify price changes that are known or that can reasonably be known.

As of December 31, 2024 and 2025, certain investments were assessed for impairment by considering factors, including but not limited to, the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies. These investments were measured using unobservable inputs (Level 3) and written down from their respective carrying values to fair value, with impairment charges incurred and recorded in consolidated statements of comprehensive income for the years then ended.

Non-financial assets

The Group's non-financial assets, such as intangible assets, goodwill and property, plant and equipment, would be measured at fair value only if they were determined to be impaired.

The Group reviews long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Impairment loss for those assets was recognized based on the impairment test using the discounted cash flow method. The impairment recognized on the intangible assets and long-lived assets based on management's assessment amounted to RMB53.4 million and nil for the years ended December 31, 2024 and 2025, respectively.

22. FAIR VALUE MEASUREMENT (Continued)

Assets Measured at Fair Value on a Non-Recurring Basis (Continued)

Non-financial assets (Continued)

The Group has a policy to perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. When performing the quantitative impairment test at the reporting unit level, the Group considers a number of factors including but not limited to expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry. The impairment recognized on goodwill based on management's assessment amounted to RMB98.2 million and RMB116.3 million for the years ended December 31, 2024 and 2025, respectively. The fair value of reporting units was determined using Level 3 inputs.

23. SEGMENT INFORMATION

(a) Description of segments

The Group's organizational structure is based on a number of factors that the Chief Operating Decision Maker (the "CODM") uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group's operating segments are based on this organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results.

The Group now operates its businesses in five segments: existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. The following summary describes the operations in each of the Group's reportable segments:

(1) Existing home transaction services: The existing home transaction segment provides services in existing home market including i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on *Beike* platform who provide agency services in existing home market; and iii) other transaction services, such as transaction closing service through the Group's transaction center.

(2) New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to marketing services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

23. SEGMENT INFORMATION (Continued)

(a) Description of segments (Continued)

(3) Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

(4) Home rental services: The home rental business provides rental property management and operation services with respect to dispersed and centralized properties, and other rental-related services including monetization of platform traffic and online rental management services.

(5) Emerging and other services: Emerging and other services include financial service business and other newly developed businesses.

The Group discloses segment contribution as its measure of segment performance, reconciled to income from operations. The Group defines contribution for each service line as the revenue less variable costs directly attributable to the reportable segment. For existing home and new home transaction services, variable costs include direct compensation to the Group's internal agents and sales professionals, split commission to connected agents and other sales channels for such services. For home renovation and furnishing services, variable costs include material costs and compensation costs to renovation workers who are the Group's employees or contractors. For home rental services, variable costs include property leasing costs paid to property owners according to corresponding lease contracts and direct compensation to sales professionals.

The Group's CODM reviews segment contribution to evaluate performance and allocate resources, predominately in the budgeting, planning, and forecasting processes. For segment contribution, the Group's CODM reviews the month-over-month and quarter-over-quarter change in contribution, sequential change in contribution, and change in contribution from internal forecasts/budgets. Expense information is provided to and reviewed by the CODM on a consolidated basis to evaluate cost efficiency and company level performance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. SEGMENT INFORMATION (Continued)

(b) Segments data

The following tables present summarized information by segment:

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Existing home transaction services		
Net revenues	28,201,003	25,020,035
Commission and compensation costs	(16,016,079)	(15,185,117)
Contribution	12,184,924	9,834,918
New home transaction services		
Net revenues	33,653,403	30,597,319
Commission and compensation costs	(25,304,481)	(22,950,571)
Contribution	8,348,922	7,646,748
Home renovation and furnishing		
Net revenues	14,768,947	15,426,141
Material costs, commission and compensation	(10,229,696)	(10,581,816)
Contribution	4,539,251	4,844,325
Home rental services		
Net revenues	14,334,479	21,900,320
Property leasing costs, commission and compensation	(13,619,506)	(20,020,954)
Contribution	714,973	1,879,366
Emerging and other services		
Net revenues	2,499,666	1,636,390
Commission and compensation costs	(350,183)	(393,901)
Contribution	2,149,483	1,242,489
Reconciliation of profit		
Cost related to stores	(2,854,988)	(2,851,831)
Other costs	(2,138,510)	(2,383,938)
Amounts not allocated to segment:		
Sales and marketing expenses	(7,783,341)	(7,328,909)
General and administrative expenses	(8,960,747)	(8,075,414)
Research and development expenses	(2,283,424)	(2,580,564)
Impairment of goodwill, intangible assets and other long-lived assets	(151,576)	(116,332)
Total operating expenses	(19,179,088)	(18,101,219)
Income from operations	3,764,967	2,110,858

23. SEGMENT INFORMATION (Continued)

(b) Segments data (Continued)

The Group does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information. As substantially all of the Group's long-lived assets are located in the PRC and substantially all of the Group's revenue of reportable segments is derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented. There were no customers that individually accounted for 10% or more of the Group's consolidated net sales for the years ended December 31, 2024 and 2025.

24. NET INCOME PER SHARE

Basic net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares.

The following table sets forth the computation of basic and diluted net income per share for the years and periods indicated:

	For the Year Ended December 31,	
	2024	2025
	(RMB in thousands, except for share and per share data)	
Numerator:		
Net income attributable to KE Holdings Inc.	4,064,900	**2,993,975**
Net income attributable to KE Holdings Inc.'s ordinary shareholders	4,064,900	**2,993,975**
Denominator:		
Denominator for basic net income per share– weighted average ordinary shares outstanding	3,409,772,592	**3,326,149,994**
Adjustments for dilutive share options	11,026,547	**4,954,186**
Adjustments for dilutive restricted shares	104,034,579	**113,084,875**
Adjustments for dilutive restricted share units	12,574,311	**27,887,094**
Denominator for diluted net income per share– weighted average ordinary shares outstanding	3,537,408,029	**3,472,076,149**
Net income per share attributable to ordinary shareholders:		
– Basic	1.19	**0.90**
– Diluted	1.15	**0.86**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

During the years ended December 31, 2024 and 2025, other than disclosed elsewhere, the Group had the following material related party transactions.

Related Party	Relationship with the Group
Ziroom Inc. and its subsidiaries ("Ziroom")	A group whose management or operating policies are significantly influenced by a director of the Company
Yuanjing Mingde (Beijing) Holding Group Co., Ltd. and its subsidiaries ("Yuanjing Mingde")	A group whose management or operating policies are significantly influenced by a director and/or a principal shareholder of the Company
IFM Investments Limited ("IFM")	An affiliate company of the Group
Brokerage firms	Firms that the Group has significant influence in
Beihaojia business investees	Investees that the Group has significant influence in
Tencent Holdings Limited, its subsidiaries and its controlled affiliated entities ("Tencent")	A shareholder of the Company that can significantly influence the management and operating policies of the Group
Suofeiya Shengdu Home (Zhejiang) Co., Ltd. ("Suofeiya Shengdu")	An affiliate company of the Group

Yuanjing Mingde was a group whose management or operating policies were significantly influenced by a director and/or a principal shareholder of the Company. Such director ceased to be a director of Yuanjing Mingde from July 18, 2024 and the principal shareholder of the Company ceased to be a shareholder of Yuanjing Mingde from November 25, 2024. Transactions between the Group and Yuanjing Mingde before November 25, 2024 were disclosed as related party transactions.

25. RELATED PARTY TRANSACTIONS (Continued)

(i) The Group entered into the following transactions with related parties:

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Revenues from related parties		
Commission support services provided to brokerage firms	473,539	368,038
Platform services provided to IFM	98,180	91,980
Online marketing services provided to Ziroom	55,386	30,587
Agency services provided to Ziroom	16,185	11,652
Platform and franchise services provided to brokerage firms	24,325	9,082
Agency services provided to Yuanjing Mingde	2,192	–
Agency services provided to Beihaojia business investees	–	73,975
Operating lease income from Suofeiya Shengdu	3,895	3,118
Others	3,465	62
Total	677,167	588,494

Commission support services refer to transaction facilitation services provided to brokerage firms.

Platform services refer to the fees the Group charges for using the Group's ACN and SaaS system. Franchise services refer to the fees the Group charges for using the Group's franchise brands such as *Deyou*.

Online marketing services mainly refer to the technical support, marketing and promotion services provided to the above related parties to promote their own services and products.

25. RELATED PARTY TRANSACTIONS (Continued)

(i) The Group entered into the following transactions with related parties: (Continued)

Agency services provided to Ziroom and Yuanjin Mingde mainly refer to services to facilitate home sales or leases. Agency services commission is recognized upon the completion of contracts between referred customers and the related parties stated above.

Agency services provided to Beihaojia business investees refer to new home transaction agency services provided to Beihaojia business investees to facilitate new home property sales. Commission is recognized upon receipt of the sales confirmations.

Others refer to lease rental income from related parties, which have been disclosed above.

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Purchase services and goods from related parties		
Referral services from brokerage firms	602,845	319,402
Technical services and online marketing from Tencent	186,970	239,721
Purchase of home furnishing from Suofeiya Shengdu	111,541	47,506
Rental and property management services from Yuanjing Mingde	13,949	–
Referral services from IFM	5,618	5,197
Purchase of services and renovation from Ziroom	4,774	8,890
Others	3,464	575
Total	929,161	621,291

Referral services provided by related parties mainly refer to customer referrals from related parties.

Technical services and online marketing mainly refer to the cloud, marketing and promotion services provided by Tencent.

Services from Ziroom include referral, cleaning, maintenance and renovation provided by Ziroom.

Rental and property management services mainly include the office rental from Yuanjing Mingde, which was charged based on fair market price.

25. RELATED PARTY TRANSACTIONS (Continued)

(i)   The Group entered into the following transactions with related parties: (Continued)

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Interest income, net		
Interest income from loans provided to IFM	3,421	1,552
Interest income from loans provided to Beihaojia business investees	2,258	10,014
Interest income from loans provided to others	1,331	329
Total	7,010	11,895

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Operating lease cost related to lease with related parties		
Operating lease cost related to lease with Yuanjing Mingde	6,050	–
Operating lease cost related to lease with brokerage firms	42	42
Total	6,092	42

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Operating lease income from related parties		
Operating lease income from Suofeiya Shengdu	3,895	3,118
Total	3,895	3,118

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. RELATED PARTY TRANSACTIONS (Continued)

(ii) As of December 31, 2024 and 2025, the Group had the following balances with related parties:

	As of December 31,	
	2024 RMB	2025 RMB
	(in thousands)	
Amounts due from and prepayments to related parties		
Ziroom	337,752	340,993
IFM	4,170	5,203
Tencent	3,115	2,056
Brokerage firms	20,074	21,196
Beihaojia business investees	2,393	36,430
Others	11,714	3,989
Total	379,218	409,867
Amounts due to related parties		
Tencent	52,645	60,999
Ziroom	27,940	29,712
IFM	39,252	45,687
Brokerage firms	271,125	206,680
Beihaojia business investees	–	4,031
Others	484	1,358
Total	391,446	348,467

25. RELATED PARTY TRANSACTIONS (Continued)

(ii) As of December 31, 2024 and 2025, the Group had the following balances with related parties: (Continued)

As of December 31, 2025, all amounts due from and prepayments to related parties and amounts due to related parties were trade in nature.

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Loan receivables from related parties(a)		
Short-term loans to IFM	10,000	12,000
Short-term loans to Beihaojia business investees	–	289,275
Short-term loans to others	8,797	14,480
Long-term loans to IFM	22,360	10,360
Long-term loans to Beihaojia business investees	109,050	15,900
Long-term loans to others	–	13,313
Total	150,207	355,328
Loan payable to related parties(b)		
Short-term loans from Beihaojia business investees	–	497,939
Long-term loans from Beihaojia business investees	–	259,249
Total	–	757,188

(a) The balance of loans included loans the Group provided to entities over which the Group had significant influence, net of allowance for credit losses.

(b) Loan payable to related parties primarily arised from surplus funds generated from the pre-sales of corresponding real estate projects, which were repatriated to the Group by Beihaojia business investees.

As of December 31, 2025, all loan receivables from related parties were non-trade in nature. The interest rates of the loans provided to the related parties stated above ranged from 0.1% to 12%, and cash flows arising from the loans were presented within investing activities in the consolidated statements of cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. RELATED PARTY TRANSACTIONS (Continued)

(ii) As of December 31, 2024 and 2025, the Group had the following balances with related parties: (Continued)

As of December 31, 2025, all loan payable to related parties were non-trade in nature. Loan payable to related parties were with interest rates ranging from 0% to 3% and with payment terms ranging from 6 to 36 months or without fixed payment terms. Balances without fixed payment terms were expected to be repaid within one year.

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Operating Leases		
Administrative office leases from brokerage firms	7	48
Total operating lease assets	7	48
Operating lease liabilities, current from brokerage firms	7	41
Operating lease liabilities, non-current from brokerage firms	–	7
Total operating lease liabilities	7	48

(iii) On September 5, 2022, Beike Zhaofang (Beijing) Technology Co., Ltd., a wholly-owned subsidiary of the Company, entered into a donation agreement, or the Donation Agreement, with one of our principal shareholders, or the Donator. According to the Donation Agreement, the Donator agreed to donate RMB30 million free of charge during a three-year period to set up a scholarship for Huaqiao Academy run by the Group, or the Huaqiao Scholarship. The Group agreed to manage the Huaqiao Scholarship on behalf of the Donator by solely acting on its instructions. The Huaqiao Scholarship shall only be used to subsidize outstanding students of Huaqiao Academy, who will use the Huaqiao Scholarship to pay the tuition payable to Huaqiao Academy. The Huaqiao Scholarship shall be managed and accounted independently, and shall not be used for any other purpose unless instructed by the Donator, who is responsible for overseeing the use of the donated fund. In July 2025, the above two parties signed another Donation Agreement which is worth RMB30 million. As of December 31, 2025, accumulated donation payment of RMB40 million was made by the Donator under the aforementioned agreements, out of which payment of RMB10 million was made during the year ended December 31, 2025. As of December 31, 2025, RMB3.4 million of Huaqiao Scholarship has not been awarded.

26. COMMITMENTS AND CONTINGENCIES

(a) Commitments

Properties under development and construction in progress

As of December 31, 2025, the Group's commitments under existing construction contracts for self-developed properties amounted to RMB402.4 million. The Group expects to make the majority of these payments within the next two years, assuming that the contractors meet the contractual construction milestones.

Other Commitments

Future minimum payments under other non-cancellable agreements consist of the following as of December 31, 2025:

	As of December 31, 2025 RMB (in thousands)
Operating leases commitments(i)	771,354
Investment commitments(ii)	240,000
Capital commitments(iii)	232,009
Purchase of services	1,307
Total	**1,244,670**

	Amounts RMB (in thousands)
2026	544,667
2027	312,016
2028	249,266
2029	90,934
2030	38,981
Thereafter	8,806
Total	1,244,670

(i) Lease commitment represents future minimum payments under non-cancelable agreements for operating leases that have not commenced or with lease terms of 12 months or less as of December 31, 2025. Future minimum lease payments for operating lease liabilities as of December 31, 2025 are disclosed in Note 11.

(ii) Investment commitments primarily relate to capital contributions obligation pursuant to one investment arrangement related to Beihaojia business.

(iii) Capital commitments primarily relate to commitment on construction of office buildings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. COMMITMENTS AND CONTINGENCIES (Continued)

(b) Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business.

On December 30, 2021, the Company and certain of its current officers and directors were named as defendants in a putative securities class action filed in federal court, captioned Chin v. KE Holdings Inc. et al., No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). On February 26, 2024, the Court granted in part and denied in part defendants' motion to dismiss, and plaintiffs were granted leave to replead to address the complaint's deficiencies identified by the Court. On March 18, 2024, plaintiff filed its Second Amended Complaint with all Exchange Act claims removed. On April 10, 2024, the Court ordered motion-to-dismiss briefing for the Second Amended Complaint to be completed in June 2024. On May 13, 2024, plaintiff filed its Third Amended Complaint, which removes all Exchange Act claims and asserts claims under Sections 11, 12 (a) (2) and 15 of the Securities Act regarding the disclosed total number of stores and agents on the Company's platform as of September 30, 2020 in the November 19, 2020 follow-on offering documents. On June 17, 2024, the Company filed its answer. On October 24, 2024, plaintiff voluntarily dismissed the officer and director defendants. The Company has accrued for the potential damages in connection with this case as of December 31, 2024. On April 15, 2025, the Company informed the court that it had reached a settlement agreement with the plaintiff on principle. On September 8, 2025, the Company signed a settlement agreement with the plaintiff, settling the dispute with a settlement amount of US$4.95 million (RMB35 million). On September 9, 2025, the plaintiff filed a motion for preliminary approval of the settlement, and the court approved it on October 24, 2025. On November 7, 2025, the Company paid the settlement amount. On February 27, 2026, the Court entered final approval of the settlement.

Except for the above, management does not believe that the ultimate outcome of the unresolved matters, individually and in the aggregate, are likely to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigations are subject to inherent uncertainties and the Group's view of these matters may change in the future.

27. DIVIDENDS

In March 2024, the Group's board of directors approved a final cash dividend of US$0.117 per ordinary share, or US$0.351 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 5, 2024, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$398.8 million dividend has been paid out during 2024, which funded by surplus cash on the Company's balance sheet.

In March 2025, the Group's board of directors approved a final cash dividend of US$0.12 per ordinary share, or US$0.36 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 9, 2025, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$401.6 million dividend has been paid out during 2025, which funded by surplus cash on the Company's balance sheet.

28. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group's subsidiaries in the PRC must make appropriations from after tax profit to statutory surplus reserve, which requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year end) until the accumulative amount of statutory surplus reserve reaches 50% of a company's registered capital. Subject to approval from the relevant authorities, the statutory surplus reserve may be used to offset losses or increase paid-in capital. During the years ended December 31, 2024 and 2025, appropriations to the statutory reserve have been made by the Group, which was RMB115.9 million and RMB127.9 million, respectively.

In addition, due to restrictions on the distribution of share capital from the Group's PRC subsidiaries and also as a result of these entities' unreserved accumulated losses, total restrictions placed on the distribution of the Group's PRC subsidiaries' net assets was RMB26.0 billion as of December 31, 2025.

Cash transfers from the Company's PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as "Investment in subsidiaries" and "Net assets of VIEs" and the income of the subsidiaries is presented as "Share of income of subsidiaries" and "Income of the VIEs". Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company became parent company of the Group upon the completion of the Reorganization on December 28, 2018. The following disclosures present the financial positions of the parent company as of December 31, 2024 and 2025, the operation results for the years ended December 31, 2024 and 2025, and the statements of cash flows for the years ended December 31, 2024 and 2025. The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. STATUTORY RESERVES AND RESTRICTED NET ASSETS (Continued)

Condensed balance sheets of the parent company

	As of December 31,	
	2024	2025
	RMB	RMB
	(in thousands, except for share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	40,415	646,909
Short-term investments	1,946,964	2,771,550
Amounts due from subsidiaries and VIEs	1,476,789	1,434,821
Prepayments, receivables and other assets	7,641	3,495
Non-current assets:		
Investment in subsidiaries	66,782,487	61,861,571
Net assets of the VIEs	2,744,068	2,931,280
Long-term investments, net	362,992	–
TOTAL ASSETS	73,361,356	69,649,626
LIABILITIES		
Current liabilities		
Accrued expenses and other current liabilities	168,079	45,209
Amounts due to subsidiaries and VIEs	1,869,461	3,163,129
TOTAL LIABILITIES	2,037,540	3,208,338
SHAREHOLDERS' EQUITY		
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares as of both December 31, 2024 and 2025. 3,479,616,986 Class A ordinary shares issued and 3,337,567,403 Class A ordinary shares outstanding[1] as of December 31, 2024; 3,366,778,024 Class A ordinary shares issued and 3,233,808,859 Class A ordinary shares outstanding[1] as of December 31, 2025; and 145,413,446 and 139,447,770 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)	461	450
Treasury shares	(949,410)	(848,433)
Additional paid-in capital	72,460,562	64,802,176
Accumulated other comprehensive income	609,112	290,029
(Accumulated deficit)/Retained earnings	(796,909)	2,197,066
Total shareholders' equity	71,323,816	66,441,288
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	73,361,356	69,649,626

(1)   Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

28. STATUTORY RESERVES AND RESTRICTED NET ASSETS (Continued)

Condensed statements of comprehensive income of the parent company

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
General and administrative expenses	(33,862)	(92,616)
Interest income, net	(117)	6,647
Share of income of subsidiaries	3,734,104	2,581,208
Income of the VIEs	252,952	187,213
Fair value changes through earnings on investments, net	40,780	95,325
Foreign currency exchange loss	(40,093)	(21,420)
Other income, net	111,136	237,618
Income before income tax expense	4,064,900	2,993,975
Income tax expense	–	–
Net income	4,064,900	2,993,975
Net income attributable to		
KE Holdings Inc.'s ordinary shareholders	4,064,900	2,993,975
Net income	4,064,900	2,993,975
Other comprehensive income (loss)		
Currency translation adjustments	217,142	(429,040)
Unrealized gains on available-for-sale investments, net of reclassification	147,668	109,957
Total comprehensive income	4,429,710	2,674,892
Total comprehensive income attributable to		
KE Holdings Inc.'s ordinary shareholders	4,429,710	2,674,892

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. STATUTORY RESERVES AND RESTRICTED NET ASSETS (Continued)

Condensed statements of cash flows of the parent company

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Net cash provided by operating activities	194,920	131,872
Net cash provided by investing activities	7,749,040	9,950,599
Net cash used in financing activities	(7,931,793)	(9,462,344)
Effect of exchange rate changes on cash and cash equivalents	18,834	(13,633)
Net increase in cash and cash equivalents	31,001	606,494
Cash and cash equivalents at the beginning of the year	9,414	40,415
Cash and cash equivalents at the end of the year	40,415	646,909

29. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Fees	–	–
Other emoluments:		
Salaries, allowances and benefits in kind	8,914	9,446
Performance related bonuses	29,700	22,491
Share-based compensation expenses (Note 20)	683,016	397,280
Pension scheme contributions	242	265
Total	721,872	429,482

During the years ended December 31, 2024 and 2025, certain directors were granted RSUs in respect of their services to the Group, under the share awards plans of the Company, further details of which are set out in Note 20. The share-based compensation expenses were recognized using a straight-line method over the requisite service period under US GAAP and recognized in the consolidated statements of comprehensive income during the years ended December 31, 2024 and 2025. Please refer to Note 2.23 Significant accounting policies for more details.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. DIRECTORS' REMUNERATION (Continued)

The remuneration paid to directors during the years ended December 31, 2024 and 2025 is as follows:

For the Year Ended December 31, 2024

	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Share-based compensation expenses (Note 20)	Pension scheme contributions	Total remuneration
	RMB	RMB	RMB	RMB (in thousands)	RMB	RMB
PENG Yongdong (Note (a))	–	1,800	9,900	388,942	66	400,708
SHAN Yigang (Note (b))	–	1,178	6,600	291,707	–	299,485
XU Wangang (Note (d))	–	1,800	6,600	–	110	8,510
XU Tao (Note (e))	–	1,800	6,600	–	66	8,466
CHEN Xiaohong (Note (f))	–	1,258	–	1,218	–	2,476
LI Zhaohui (Note (g))	–	–	–	–	–	–
ZHU Hansong (Note (h))	–	539	–	522	–	1,061
WU Jun (Note (i))	–	539	–	627	–	1,166
Total	–	8,914	29,700	683,016	242	721,872

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. DIRECTORS' REMUNERATION (Continued)

For the Year Ended December 31, 2025

	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Share-based compensation expenses (Note 20)	Pension scheme contributions	Total remuneration
	RMB	RMB	RMB	RMB (in thousands)	RMB	RMB
PENG Yongdong (Note (a), Note (c))	–	1,790	7,520	225,719	68	235,097
SHAN Yigang (Note (b), Note (c))	–	1,781	4,931	169,289	16	176,017
XU Wangang (Note (d))	–	1,800	5,020	–	113	6,933
XU Tao (Note (e))	–	1,791	5,020	–	68	6,879
CHEN Xiaohong (Note (f))	–	1,230	–	1,199	–	2,429
LI Zhaohui (Note (g))	–	–	–	–	–	–
ZHU Hansong (Note (h))	–	527	–	514	–	1,041
WU Jun (Note (i))	–	527	–	559	–	1,086
Total	**–**	**9,446**	**22,491**	**397,280**	**265**	**429,482**

(a)   PENG Yongdong is the co-founder, chairman, executive director and chief executive officer of the Company. PENG Yongdong has been appointed as the executive director since December 2018, and served as the chairman of the Board since May 2021.

(b)   SHAN Yigang is the co-founder and executive director of the Company and has been appointed as the executive director since July 2018.

(c)   On February 24, 2026, the Company has been notified by PENG Yongdong and SHAN Yigang that they intended to donate 5,710,002 and 4,290,000 Class A ordinary shares, respectively, for a total of 10,000,002 Class A ordinary shares. Together with the donation of 9,000,000 Class A ordinary shares by PENG Yongdong announced on April 17, 2025, the total number of shares donated or to be donated by PENG Yongdong and SHAN Yigang amounts to 19,000,002.

The total value of the intended donation of 5,710,002 and 4,290,000 Class A ordinary shares by PENG Yongdong and SHAN Yigang is estimated to be approximately RMB226 million and RMB170 million, respectively, based on the closing price of the Company's ADS on the New York Stock Exchange, being US$17.10, and the median foreign exchange rate between RMB and US$ published by the People's Bank of China, being US$1.00=RMB6.9414, on February 24, 2026.

(d)   XU Wangang is the vice chairman of the Board and executive director of the Company. XU Wangang has been appointed as the executive director since May 2021, served as a director from December 2018 to August 2020, and also served as the vice chairman of the Board since July 2023.

(e)   XU Tao is the executive director and chief financial officer of the Company. XU Tao has been appointed as the executive director since August 2021 and also served as a director from December 2018 to August 2020, and also served as the chief financial officer of the Company since November 2016.

(f)   CHEN Xiaohong has served as an independent director since August 2020, and re-designated as an independent non-executive director in May 2022.

(g)   LI Zhaohui has served as a director since December 2018, and re-designated as a non-executive director in May 2022.

(h)   ZHU Hansong has served as an independent director of the company since August 2021, and re-designated as an independent non-executive director in May 2022.

(i)   WU Jun has served as an independent director of the company since March 2022, and re-designated as an independent non-executive director in May 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees for the years ended December 31, 2024 and 2025, included the following number of directors and non-directors.

	For the Year Ended December 31,	
	2024	2025
Directors	2	2
Non-directors	3	3
Total	5	5

Details of the remuneration for the years ended December 31, 2024 and 2025 of the five highest paid employees who are non-directors (the "Non-director Individuals") as follows:

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
	(in thousands)	
Salaries, allowances and benefits in kind	4,500	4,536
Performance related bonuses	11,370	15,798
Share-based compensation expenses	390,620	148,455
Pension scheme contributions	243	256
Total	406,733	169,045

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30. FIVE HIGHEST PAID EMPLOYEES (Continued)

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

	For the Year Ended December 31,	
	2024	2025
HK$31,000,001 to HK$37,000,000	–	1
HK$37,000,001 to HK$57,000,000	–	1
HK$57,000,001 to HK$60,000,000	1	–
HK$60,000,001 to HK$62,000,000	1	–
HK$62,000,001 to HK$203,000,000	–	1
HK$203,000,001 to HK$324,000,000	1	–
Total	3	3

During the years ended December 31, 2024 and 2025, the Non-director Individuals were granted RSUs in respect of their services to the Group, under the share awards plans of the Company, further details of which are set out in Note 20. The share-based compensation expenses were recognized in the consolidated statements of comprehensive income during the years ended December 31, 2024 and 2025.

No remuneration was paid by the Group to any directors, the chief executive or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office for the years ended December 31, 2024 and 2025.

31. SUBSEQUENT EVENTS

The Board approved a final cash dividend of US$0.092 per ordinary share, or US$0.276 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 8, 2026, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the Dividend to be paid will be approximately US$0.3 billion, which will be funded by cash surplus on the Company's balance sheet.

32. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The condensed consolidated financial information is prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards ("IFRS"). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows:

Consolidated statements of comprehensive income data

| | For the Year Ended December 31, 2024 | | | | | | | |
| | | IFRS adjustments | | | | | | |
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Revenues								
Home rental services	14,334,479	–	–	(5,763,803)	–	–	–	8,570,676
Cost								
Cost of revenues	(70,513,443)	–	(2,250)	5,636,197	12,827	–	–	(64,866,669)
Sales and marketing expenses	(7,783,341)	–	–	47,489	(9,414)	–	–	(7,745,266)
General and administrative expenses	(8,960,747)	–	–	27,644	269,293	–	–	(8,663,810)
Research and development expenses	(2,283,424)	–	–	–	11,317	–	–	(2,272,107)
Interest income, net	1,260,163	–	–	(616,580)	–	–	–	643,583
Fair value changes in investments, net	312,791	–	–	–	–	–	(9,178)	303,613
Impairment loss for equity investments accounted for using measurement alternative	(9,408)	–	–	–	–	–	9,408	–
Other income, net	1,566,038	–	–	1,138,267	–	–	(16,156)	2,688,149
Income before income tax expense	6,870,069	–	(2,250)	469,214	284,023	–	(15,926)	7,605,130
Income tax expense	(2,791,889)	–	562	(29,694)	–	–	–	(2,821,021)
Net income	4,078,180	–	(1,688)	439,520	284,023	–	(15,926)	4,784,109
Net income attributable to KE Holdings Inc.	4,064,900	–	(1,688)	439,520	284,023	–	(15,926)	4,770,829
Net income attributable to KE Holdings Inc.'s ordinary shareholders	4,064,900	–	(1,688)	439,520	284,023	–	(15,926)	4,770,829

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (Continued)

Consolidated statements of comprehensive income data (Continued)

	For the Year Ended December 31, 2025							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Revenues								
Home rental services	21,900,320	–	–	(12,585,342)	–	–	–	9,314,978
Cost								
Cost of revenues	(74,368,128)	–	(11,399)	12,698,839	39,076	–	–	(61,641,612)
Sales and marketing expenses	(7,328,909)	–	–	56,464	10,381	–	–	(7,262,064)
General and administrative expenses	(8,075,414)	–	–	34,173	137,440	–	–	(7,903,801)
Research and development expenses	(2,580,564)	–	–	–	(11,706)	–	–	(2,592,270)
Interest income, net	807,505	–	–	(525,729)	–	–	–	281,776
Fair value changes in investments, net	462,668	–	–	–	–	–	(928)	461,740
Impairment loss for equity investments accounted for using measurement alternative	(2,731)	–	–	–	–	–	2,731	–
Other income, net	1,445,791	–	–	737,235	–	–	(5,106)	2,177,920
Income before income tax expense	4,677,103	–	(11,399)	415,640	175,191	–	(3,303)	5,253,232
Income tax expense	(1,686,089)	–	2,850	11,269	–	–	–	(1,671,970)
Net income	2,991,014	–	(8,549)	426,909	175,191	–	(3,303)	3,581,262
Net income attributable to KE Holdings Inc.	2,993,975	–	(8,549)	426,909	175,191	–	(3,303)	3,584,223
Net income attributable to KE Holdings Inc.'s ordinary shareholders	2,993,975	–	(8,549)	426,909	175,191	–	(3,303)	3,584,223

32. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (Continued)

Consolidated statements of balance sheets data

	As of December 31, 2024							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP	Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
				(in thousands)				
Lease receivables	–	–	–	7,802,319	–	–	–	7,802,319
Right-of-use assets	23,366,879	–	–	(7,565,950)	–	–	–	15,800,929
Long-term investments, net	23,790,106	–	–	–	–	–	5,177	23,795,283
Other non-current assets	1,222,277	–	(5,840)	23,250	–	–	–	1,239,687
Total assets	133,149,283	–	(5,840)	259,619	–	–	5,177	133,408,239
Accrued expenses and other current liabilities	7,268,505	–	(23,360)	(161,904)	–	–	–	7,083,241
Other non-current liabilities	2,563	–	–	24,869	–	–	–	27,432
Total liabilities	61,701,288	–	(23,360)	(137,035)	–	–	–	61,540,893
Additional paid-in capital	72,460,562	29,811,702	–	–	1,069,208	45,338	–	103,386,810
Accumulated other comprehensive income	609,112	241,343	–	–	–	–	–	850,455
Accumulated deficit	(1,723,881)	(30,053,045)	17,520	396,654	(1,069,208)	(45,338)	5,177	(32,472,121)
Total shareholders' equity	71,447,995	–	17,520	396,654	–	–	5,177	71,867,346

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (Continued)

Consolidated statements of balance sheets data (Continued)

	As of December 31, 2025							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Lease receivables	–	–	–	5,621,636	–	–	–	5,621,636
Right-of-use assets	19,144,129	–	–	(5,814,682)	–	–	–	13,329,447
Long-term investments, net	20,148,524	–	–	–	–	–	1,874	20,150,398
Other non-current assets	1,763,102	–	(2,990)	21,680	–	–	–	1,781,792
Total assets	**116,668,178**	**–**	**(2,990)**	**(171,366)**	**–**	**–**	**1,874**	**116,495,696**
Accrued expenses and other current liabilities	7,588,077	–	(11,961)	(1,006,960)	–	–	–	6,569,156
Other non-current liabilities	2,148	–	–	12,031	–	–	–	14,179
Total liabilities	**50,138,344**	**–**	**(11,961)**	**(994,929)**	**–**	**–**	**–**	**49,131,454**
Additional paid-in capital	64,802,176	29,811,702	–	–	894,017	45,338	–	95,553,233
Accumulated other comprehensive income	290,029	241,343	–	–	–	–	–	531,372
(Accumulated deficit)/ Retained earnings	1,142,194	(30,053,045)	8,971	823,563	(894,017)	(45,338)	1,874	(29,015,798)
Total shareholders' equity	**66,529,834**	**–**	**8,971**	**823,563**	**–**	**–**	**1,874**	**67,364,242**

32. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (Continued)

(i) Preferred shares

Under U.S. GAAP, the Company classified the convertible redeemable preferred shares issued before its initial public offering and listing on the NYSE (the "Preferred Shares") as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain events outside of the Company's control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the date of conversion into ordinary shares. The conversion of Preferred Share is accounted for using the book value method, which prohibits recognition of any gain or loss in profit or loss. The entire carrying amount of the Preferred Shares is reclassified directly to permanent equity accounts: common stock and additional paid-in capital from conversion.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company's control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company's ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as a hybrid instruments consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, with subsequent fair value changes recorded in profit or loss, while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately. Upon conversion, financial liabilities are derecognized from the balance sheet, and equity is recognized based on the fair value. For changes in fair value attributable to the entity's own credit risk that were previously recognized in other comprehensive income, the accumulated other comprehensive income balance is reclassified directly to retained earnings, with no reclassification to profit or loss.

(ii) Provision for credit losses

1) Under U.S. GAAP, the Group has adopted ASC 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss ("ECL") that results from default events that are possible within 12 months after the reporting date is recorded ("stage 1"). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset ("stage 2"). Once there is objective evidence of impairment ("stage 3"), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2) Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, the Group should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

(iii) Lease accounting

1) *Lessor accounting for intermediate party in sublease transactions*

A lease is classified as a finance lease if it meets certain lease classification criteria, such as whether the lease term equals or exceeds 75% of the economic life of the leases asset. Under U.S. GAAP, when classifying a sublease, the asset analyzed under ASC 842 is the underlying asset. Under IFRS, the asset analyzed is the right-of-use asset from the head lease. Therefore, an intermediate lessor evaluates a sublease with reference to the right-of-use asset rather than the leased asset under IFRS16. Once the sublease is classified as a finance lease, the intermediate party de-recognises the right-of-use asset (to the extent that it is subject to the sublease) and recognises a lease receivable. Accordingly, the reconciliation includes a difference in the lessor accounting for sublease transactions between IFRS 16 and ASC 842.

32. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (Continued)

(iii) **Lease accounting (Continued)**

2) *Lessee accounting*

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the "interest" amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

(iv) **Share-based compensation**

1) *Awards with performance targets met after the service period*

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

2) *Attribution – awards with graded-vesting features*

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

3) *Accounting for forfeitures of share-based awards*

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won't be allowed, forfeitures must be estimated.

(v) **Issuance costs in relation to the IPO**

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi) **Investments measured at fair value**

Under U.S. GAAP, the investment without readily determinable fair value could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair value at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

CORPORATE INFORMATION

DIRECTORS

Executive Directors

Yongdong Peng (彭永東) *(Chairman of the Board and Chief Executive Officer)*
Yigang Shan (單一剛)
Wangang Xu (徐萬剛) *(Vice Chairman of the Board)*
Tao Xu (徐濤)

Non-Executive Director

Jeffrey Zhaohui Li (李朝暉)

Independent Non-Executive Directors

Xiaohong Chen (陳小紅)
Hansong Zhu (朱寒松)
Jun Wu (武軍)

AUDIT COMMITTEE

Xiaohong Chen (陳小紅) *(Chairperson)*
Hansong Zhu (朱寒松)
Jun Wu (武軍)

COMPENSATION COMMITTEE

Jun Wu (武軍) *(Chairperson)*
Xiaohong Chen (陳小紅)
Hansong Zhu (朱寒松)

NOMINATION COMMITTEE

Xiaohong Chen (陳小紅) *(Chairperson)*
Yigang Shan (單一剛)
Hansong Zhu (朱寒松)

CORPORATE GOVERNANCE COMMITTEE

Hansong Zhu (朱寒松) *(Chairperson)*
Xiaohong Chen (陳小紅)
Jun Wu (武軍)

JOINT COMPANY SECRETARIES

Siting Li (李思婷)
Yee Wa Lau (劉綺華) *(Chartered Secretary, Chartered Governance Professional and member of The Hong Kong Chartered Governance Institute and The Chartered Governance Institute)*

AUTHORISED REPRESENTATIVES

Tao Xu (徐濤)
Yee Wa Lau (劉綺華)

REGISTERED OFFICE IN CAYMAN ISLANDS

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

CORPORATE HEADQUARTERS

Oriental Electronic Technology Building
No. 2 Chuangye Road
Haidian District
Beijing 100086
PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1912, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

CORPORATE INFORMATION

LEGAL ADVISERS TO THE COMPANY

As to Hong Kong law:
Freshfields
55th Floor, One Island East
Taikoo Place,
Quarry Bay
Hong Kong

As to US law:
Skadden, Arps, Slate, Meagher & Flom
and affiliates
42/F, Edinburgh Tower, The Landmark
15 Queen's Road Central
Central
Hong Kong

As to PRC law:
Han Kun Law Offices
9/F, Office Tower C1
Oriental Plaza, 1 East Chang An Avenue
Beijing
PRC

As to Cayman Islands law:
Harney Westwood & Riegels
3501 The Center
99 Queen's Road Central
Central
Hong Kong

AUDITOR AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

COMPLIANCE ADVISER

Maxa Capital Limited
Unit 2602, 26/F, Golden Centre,
188 Des Voeux Road Central,
Sheung Wan
Hong Kong

PRINCIPAL SHARE REGISTRAR

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services
Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

PRINCIPAL BANKER

China Merchants Bank
China Merchants Bank Tower
No. 7088, Shennan Boulevard
Shenzhen
PRC

STOCK SHORT NAME

BEKE – W

STOCK EXCHANGE STOCK CODE

2423

NYSE SYMBOL

BEKE

COMPANY WEBSITE

investors.ke.com

This annual report has been posted in both the English and Chinese languages on the websites of the Company at investors.ke.com and Hong Kong Stock Exchange at www.hkexnews.hk. A printed version of this annual report is available on request from the Company and the Company's Hong Kong Share Registrar free of charge.

DEFINITIONS

In this annual report, the following expressions have the meanings set out below unless the context requires otherwise.

"2018 Share Option Plan"	the Pre-IPO Share Option Scheme adopted by the Shareholders in August 2018, which permits the grant of awards in the form of options to purchase Class A ordinary shares
"2020 Share Incentive Plan"	the 2020 Global Share Incentive Plan adopted by the Shareholders in July 2020 and amended in April 2022, which permits the grant of awards in the forms of options, restricted shares, and RSUs or other types of awards approved by the Board or Compensation Committee
"2022 Share Incentive Plan"	the 2022 Global Share Incentive Plan adopted by the Board, which permits the grant of awards in the forms of options, restricted shares, and RSUs or other types of awards approved by the Board or Compensation Committee or persons authorized by the Board
"ACN"	Agent Cooperation Network
"ADS(s)"	American depositary share(s), each of which represents three Class A ordinary shares
"agents"	agents on our platform include *Lianjia* agents and connected agents as of a given date
"Anli Insurance Brokerage"	Beijing Anli Insurance Brokerage Co., Ltd. (北京安理保險經紀有限公司), a limited liability company established under the laws of the PRC on December 2, 2015 and a Consolidated Affiliated Entity as of the Latest Practicable Date
"Articles" or "Articles of Association"	our articles of association (as amended from time to time), the current form of which was adopted on August 12, 2022
"associated corporation(s)"	has the meaning ascribed to it under the Part XV of the SFO
"Audit Committee"	the audit committee of the Board
"Baihui Partnership"	Baihui Partners L.P., an exempted limited partnership established in Cayman Islands and a Controlling Shareholder of the Company as of the Latest Practicable Date, which takes instructions from its general partner, Ample Platinum Holdings Limited (as at the Latest Practicable Date, each of Mr. Yongdong Peng and Mr. Yigang Shan controlled 50% of the equity interests in Ample Platinum Holdings Limited), when exercising the voting rights in respect of the Shares under the POA Arrangement

DEFINITIONS

"Beijing Beihao"	Beijing Beihao Commercial Consultancy Co., Ltd. (北京貝好商務諮詢有限公司), a limited liability company established under the laws of the PRC on August 21, 2018 and a VIE as of the Latest Practicable Date
"Beijing Beijia"	Beijing Beijia Commercial Consultancy Co., Ltd. (北京貝嘉商務諮詢有限公司), a limited liability company established under the laws of the PRC on August 24, 2018 and a VIE as of the Latest Practicable Date
"Beijing Ehomepay"	Beijing Ehomepay Technologies Co., Ltd. (北京理房通支付科技有限公司), a limited liability company established under the laws of the PRC on August 8, 2013 and a Consolidated Affiliated Entity as of the Latest Practicable Date
"Beijing Lianjia"	Beijing Lianjia Real Estate Brokerage Co., Ltd. (北京鏈家房地產經紀有限公司), a limited liability company established under the laws of the PRC on September 30, 2001 and a VIE as of the Latest Practicable Date
"Beijing Zhongrongxin"	Beijing Zhongrongxin Financing Guarantee Co., Ltd. (北京中融信融資擔保有限公司), a limited liability company established under the laws of the PRC on November 10, 2006 and a Consolidated Affiliated Entity as of the Latest Practicable Date
"Beike," "Group," "our Group," "the Group," "we," "us," or "our"	the Company and its subsidiaries and Consolidated Affiliated Entities from time to time or, where the context so requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time
"Beike Jinke"	Beike Jinke (Tianjin) Technology Co., Ltd. (貝殼金科(天津)技術有限公司), a limited liability company established under the laws of the PRC on October 30, 2018 and an indirect wholly-owned subsidiary of the Company as of the Latest Practicable Date
"Beike Small Loan"	Beijing Beike Small Loan Co., Ltd. (北京貝殼小額貸款有限公司), a limited liability company established under the laws of the PRC on November 1, 2017 and a Consolidated Affiliated Entity as of the Latest Practicable Date

"Beike Tianjin"	Beike (Tianjin) Investment Co., Ltd. (貝殼(天津)投資有限公司), a limited liability company established under the laws of the PRC on September 29, 2018 and an indirect wholly-owned subsidiary of the Company as of the Latest Practicable Date
"Beike Zhaofang Web"	Beike Zhaofang Web (Beijing) Information & Technology Co., Ltd. (貝殼找房網(北京)信息技術有限公司), a limited liability company established under the laws of the PRC on October 9, 2016 and a Consolidated Affiliated Entity as of the Latest Practicable Date
"Board"	the board of Directors of the Company
"China" or "PRC"	the People's Republic of China, excluding, for the purposes of this report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region
"Class A ordinary shares"	Class A ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company
"Class B ordinary shares"	Class B ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the Reserved Matters shall be voted on a one vote per share basis.
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company" "our Company" or "the Company"	KE Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018
"Compensation Committee"	the compensation committee of the Board
"connected stores"	non-*Lianjia* stores connected through our ACN
"Consolidated Affiliated Entity(ies)"	entities we control through the Contractual Arrangements, the financial results of which are consolidated into our consolidated financial statements as if they were our subsidiaries

DEFINITIONS

"Contractual Arrangements"	the series of contractual arrangements entered into among our WFOEs, the VIEs and/or their respective registered shareholders
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Z&Z Trust, Grain Bud, Propitious Global, Mrs. Zuo, Baihui Partnership, Mr. Yongdong Peng and Mr. Yigang Shan as a group of controlling shareholders of the Company
"Corporate Governance Committee"	the corporate governance committee of the Board
"Director(s)"	the director(s) of the Company
"Grain Bud"	Grain Bud Holding Limited, a company incorporated in British Virgin Islands on July 10, 2020 and wholly owned by Z&Z Trust, and a Controlling Shareholder of the Company as of the Latest Practicable Date
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange" or the "Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Jinbei Tianjin"	Jinbei (Tianjin) Technology Co., Ltd. (金貝(天津)技術有限公司), a limited liability company established under the laws of the PRC on August 22, 2018 and an indirect wholly-owned subsidiary of the Company as of the Latest Practicable Date
"Latest Practicable Date"	April 23, 2026, being the latest practicable date for ascertaining the contents set out in this report
"*Lianjia*"	a real estate brokerage brand directly operated by the Company since 2001 and an integral part of *Beike* platform
"Listing on the Hong Kong Stock Exchange" or "Listing"	the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange

"Listing Date"	being May 11, 2022, on which the Class A ordinary shares are listed on the Hong Kong Stock Exchange
"Listing Document"	the listing document of the Company dated May 5, 2022
"Listing Rules" or "Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Main Board"	the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"Memorandum" or "Memorandum of Association"	our memorandum of association (as amended from time to time), the current form of which was adopted on August 12, 2022
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules
"Mr. Zuo"	Mr. Hui Zuo, the founder and permanent chairman emeritus of the Company
"Mrs. Zuo"	Ms. Yan Zhu, the spouse of Mr. Zuo and a controlling shareholder of the Company as of the Latest Practicable Date
"Nomination Committee"	the nomination committee of the Board
"NTS"	a comprehensive online transaction support system available on our platform
"NYSE"	New York Stock Exchange
"POA Arrangement"	an irrevocable proxy and power of attorney executed and delivered by Propitious Global on July 28, 2021 (as supplemented on November 8, 2021), pursuant to which Propitious Global irrevocably authorized Baihui Partnership to exercise the voting rights represented by the Shares held by Propitious Global
"Propitious Global"	Propitious Global Holdings Limited, a company incorporated in British Virgin Islands on November 20, 2017 and is ultimately controlled by Mrs. Zuo, and a controlling shareholder of the Company as of the Latest Practicable Date
"Reporting Period"	the year ended December 31, 2025

DEFINITIONS

"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Hong Kong Listing Rules, being: (i) any amendment to the Memorandum and Articles of Association, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment or removal of an independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary winding-up of the Company
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RSU(s)"	restricted share units
"SAMR"	the State Administration for Market Regulation of the PRC (中華人民共和國國家市場監督管理總局), formerly known as the State Administration for Industry and Commerce of the PRC (中華人民共和國國家工商行政管理總局)
"SEC"	the Securities and Exchange Commission of the United States
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
"Share(s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Shareholder(s)"	holder(s) of Shares and, where the context requires, ADSs
"Share Incentive Plans"	the 2018 Share Option Plan, 2020 Share Incentive Plan and 2022 Share Incentive Plan
"Shengdu"	Shengdu Home Renovation Co., Ltd. (聖都家居裝飾有限公司), a limited liability company established under the laws of the PRC on August 24, 2016, together with its subsidiaries and affiliates, a subsidiary of the Company
"subsidiary(ies)"	has the meaning set out in section 15 of the Companies Ordinance

"Tencent"	Tencent Holdings Limited, its subsidiaries and/or its controlled affiliated entities, as the context requires. Tencent Holdings Limited (Stock Code: 0700), was incorporated in the Cayman Islands with limited liability and is currently listed on Hong Kong Stock Exchange
"Tianjin Wuke"	Tianjin Wuke Internet & Technology Co., Ltd. (天津屋客網絡科技有限公司), a limited liability company established under the laws of the PRC on August 2, 2016 and a Consolidated Affiliated Entity as of the Latest Practicable Date
"Tianjin Xiaowu"	Tianjin Xiaowu Information & Technology Co., Ltd. (天津小屋信息科技有限公司), a limited liability company established under the laws of the PRC on November 14, 2017 and a VIE as of the Latest Practicable Date
"U.S." or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"GAAP"	accounting principles generally accepted in the United States
"US$" or "U.S. dollar"	U.S. dollars, the lawful currency of the U.S.
"VIEs," and each a "VIE"	Beijing Lianjia, Tianjin Xiaowu, Yiju Taihe, Beijing Beijia and Beijing Beihao
"weighted voting rights" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOEs," and each a "WFOE"	Beike Tianjin, Jinbei Tianjin and Beike Jinke
"WVR Beneficiary(ies)"	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Yongdong Peng and Yigang Shan, being the holders of the Class B ordinary shares as of the Latest Practicable Date
"WVR structure"	has the meaning ascribed to it under the Hong Kong Listing Rules

DEFINITIONS

"Yiju Taihe"
Beijing Yiju Taihe Technology Co., Ltd. (北京宜居泰和科技有限公司), a limited liability company established under the laws of the PRC on July 23, 2010 and a VIE as of the Latest Practicable Date

"Z&Z Trust"
a discretionary trust established by Mr. Hui Zuo on July 13, 2020 and a Controlling Shareholder of the Company as of the Latest Practicable Date, the beneficiaries of which are immediate family members of Mr. Hui Zuo

"%"
per cent

In this annual report, the terms "associate(s)," "close associate(s)," "connected person(s)," "connected transactions(s)" and "substantial shareholder(s)" have the meanings given to such terms in the Hong Kong Listing Rules, unless the context otherwise requires.

In this annual report, if there is any inconsistency between the Chinese names of the entities, authorities, organisations, institutions or enterprises established in China or the awards or certificate given in China and their English translations, the Chinese version shall prevail.